
03024690

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DATE : 7/21/03

ANNUAL REPORT
2002-2003




HINDALCO
ADITYA BIRLA GROUP

Hindalco Industries Limited

IN HOMAGE TO A LEGEND



"My vocation, is to strive continuously, to reach excellence in all spheres of management, by weaving the threads of enterprise, knowledge, experience, ideas and tasks into a fabric that can be called "management". My job is to motivate, to bring together and fuse human talent, so that they act in harmony and in unison as one team, directed towards a single purpose, a single goal.

In our Group, our first and foremost objective is to satisfy our larger family, our family comprising of our shareholders, our customers and our employees.

Towards this objective, our credo is, 'strive for excellence and perfection in all spheres of management, through continuous improvement.'

For our shareholder, it is our job, and our commitment to create wealth for him, and to amply reward the faith that he has reposed in us.

For our customers, we believe, that, 'the customer is always right'. Our motto is to give him total satisfaction, in terms of quality and service.

For our colleagues and employees, our motto is 'your growth is our concern'."

We follow in his footsteps.


ADITYA BIRLA GROUP

ADITYA VIKRAM BIRLA
November 14, 1943 - October 1, 1995

HIGHLIGHTS

Historic year, strategically

- A fast growing copper business acquired through a major restructuring.
- Nifty Copper Mines in Australia comes into Hindalco's fold.
- 10th and 11th potline commissioned; Smelter capacity at 342,000 TPA to be fully operational by H1-FY04.
- Shareholding in Indal raised to 96.0%.

Aluminium

- Production at record high levels, notwithstanding Smelter interruptions caused by a grid failure.
- Share of value added products scaled a new high at 58% of sales.
- Margins suffered, but on the recovery path since Q4FY03.

Copper

- Birla Copper gets LME Grade 'A' distinction.
- Smelter operating above rated capacity; Brownfield expansion to enhance capacity to 250,000 TPA by H1-FY04.
- Domestic leadership sustained even with doubling of exports.

Revenues and net earnings before extra-ordinaries impressive at Rs. 49.7 billion and Rs.7.5 billion respectively.

Equity capital up from Rs. 744.6 million to Rs.924.6 million consequent to the copper acquisition.

Fully Diluted EPS before extra-ordinaries declined from Rs. 92.1 to Rs. 80.6 and CEPS from Rs. 114.0 to Rs. 111.2 in FY03.

Dividend maintained at 135% on expanded equity.

Several accolades won. A selective list

- The Social Responsiveness Award from FICCI-SEDF and The FICCI Award for outstanding work in the field of Family Welfare.
- The Non-ferrous Quality Award from Indian Institute of Metals – for its aluminium business.
- The Ministry of Power, Government of India, confers The National Award for Energy Conservation for the 7th consecutive year.
- A Certificate of Merit for the Aluminium business and a Commendation Certificate for the Copper business from the IMC Ramakrishna Bajaj National Quality Awards.

CONTENTS



BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla
Chairman
Mrs. Rajashree Birla
Mr. T.K. Sethi
Mr. C.M. Maniar
Mr. E.B. Desai
Mr. S.S. Kothari
Mr.. M. M. Bhagat
Mr. K.N. Bhandari
Mr. A.K. Agarwala
(Whole-time Director)
Mr. D. Bhattacharya
(Additional Director)

SPECIAL ADVISOR
Mr. D.P. Mandelia

KEY EXECUTIVES
Mr. R.K. Kasliwal
Executive President (Finance & Commerce) & C.F.O.
Mr. S.K. Tewari
Chief Officer (Manufacturing)
Mr. S.K. Maudgal
Executive President (Marketing) & C.E.O. (Foil & Wheel)
Mr. R.P. Shah
Joint President (Alumina)
Mr. Ajey Srivastava
Joint President (Fabrication)
Mr. P.K. Panda
Joint President (H.R.)
Mr. S.C. Tandon
Joint President (Reduction)
Mr. A.K. Karmakar
Senior Vice-President (Boiler & Co-generation)
Mr. R.P. Tiwari
Senior Vice-President (Projects)
Mr. S.N. Sharma
Senior Vice-President (Finance & Accounts)
Mr. K.K. Patodia
Senior Vice-President (Raw Material)
Mr. R. Haridas Menon
Vice-President (Marketing - Primary Metal)
Mr. I.C. Rao
Vice-President (Marketing - Rolled Products)
Mr. Sanjeev Goel
Vice-President (Information Technology)
Mr. O.P. Srivastava
Vice-President (Operation - Reduction)
Mr. L.P. Mishra
Vice-President (Maintenance- Fabrication)
Mr. V.K. Bajoria
Vice-President (Maintenance - Reduction)

RENUSAGAR POWER DIVISION
Mr. G.S. Khurana
Executive President (Renusagar Power Plant)
Mr. S.R. Gopal
Senior Vice-President (Design)
Mr. P.V. Rao
Senior Vice-President (Operation)
Mr. G.M. Pandey
Vice-President (Maint.)



Overview of the Hindalco Factory

FOIL DIVISION

Mr. J.D. Mehta
Joint President (Marketing - Foil & Wheel)
Mr. A.R. Sangolli
Vice-President (Foil & Wheel)

COPPER DIVISION

Mr. P.Balakrishnan
Executive President
Mr. A.K. Sharma
Joint Executive President (Works)
Mr. J.P. Paliwal
Senior Vice-President (Commercial)
Mr. S.K. Sinha
Senior Vice-President (Engineering)
Mr. B.M. Sharma
Senior Vice-President (Marketing)
Mr. N.R. Vyas
Vice-President (HRD & Personnel)
Mr. K.C.D. Khandelwal
Vice-President (Smelter)
Mr. D.K. Das
Vice-President (DAP Marketing)
Mr. S.N. Sharma
Vice-President (Co-ordination)
Mr. J.S. Bedi
Vice-President (Projects)
Mr. M.C. Goel
Vice-President (DHIL Business)
Mr. K.P. Sharma
Vice-President (Commercial & Logistics)

COMPANY SECRETARY

Mr. Anil J. Jhala
Joint President (Company Matters, Taxation & Treasury)

SOLICITORS

Mulla & Mulla & Craigie Blunt & Caroe, Mumbai
Khaitan & Co., Kolkata
Khaitan & Partners, New Delhi

AUDITORS

Singhi & Co.,
Chartered Accountants, Kolkata

INDEPENDENT AUDITORS

(US GAAP)
KPMG, Mumbai

COST AUDITORS

R. Nanabhoy & Co., Mumbai
Om Prakash & Co., New Delhi

BANKERS

UCO Bank
State Bank of India
Allahabad Bank
American Express Bank Ltd.
Bank of America
Citibank N.A.
Standard Chartered Grindlays Bank Ltd.
ABN Amro Bank N.V.
Union Bank of India
IDBI Bank Ltd.
Hongkong Shanghai Banking Corp. Ltd.



The Chairman's Letter To Shareholders

Dear Fellow Shareholders,

In a year characterized by a dim economic environment, overshadowed by geo-political issues and a significant lowering of consumer spends, your Company has managed to sustain its performance.

Your Company attained revenues of Rs.49.7 billion. Operating profits stood at Rs.12.1 billion and net profit at an impressive Rs.5.8 billion. Of this, the aluminium business accounted for 48% of the revenues and 66% of profits, while the balance accrued from our copper sector.

To achieve these results has been a tough slog for your Company. A grid failure and the consequent interruptions disrupted your smelter's operations, impairing its overall performance. The substandard quality of coal, coupled with inadequate supplies also posed a major constraint, pulling down the Plant performance level. A spurt in the cost of captive power was a drag as well. Markets too did not favour growth, as there was a marked mismatch between the demand and supply situation, which in turn spurred a fierce price competition.

That your Company could move forward, despite the tremendous odds against which it had to perforce operate, is a reflection of its resilience power. Significantly, the ability to continuously sweat its assets, hone its operating efficiencies and pare costs – have been the critical enablers, partly responsible for your Company's progress.

As in the past, I would like to apprise you of the major developments in your Company and the manner in which we are geared to enhance shareholder value on-goingly.

The consolidation of the copper business of the erstwhile Indo Gulf Corporation Limited with your Company, is an important step in our ongoing endeavours to create a business that is both focused and has the

The consolidation of the copper business of the erstwhile Indo Gulf Corporation Limited with your Company, is an important step in our ongoing endeavours to create a business that is both focused and has the financial capability to become a global player. In essence, our intent is to transform your

financial capability to become a global player. In essence, our intent is to transform your Company into a non-ferrous metals power house. The merger has created a stronger balance sheet, and undoubtedly opens a window to a multitude of value-enhancing opportunities.

Company into a non-ferrous metals power house. The merger has created a stronger balance sheet, and undoubtedly opens a window to a multitude of value-enhancing opportunities.

The acquisition of the Nifty mines in Australia from Straits (Nifty) Pty. Ltd., has elevated Birla Copper, your Company's new SBU to an integrated Copper producer. Ownership in upstream mines is a strategic imperative for a copper smelter of our size. It is our intent to scale up further to a global size in the foreseeable future.

Nifty currently has a production capacity of 25,000 tonnes per year of Copper Cathodes and a large undeveloped copper sulphide resource estimated to be around 1.9 million tonnes of copper equivalent. The project also has a total resource of 148 million tonnes of ore grading 1.3% of copper. We have rights to explore in the richly mineralized Paterson province, famed for its copper ore deposits. Additionally, we have acquired a 50% interest in the Maroochydore exploration project.

It might interest you to know that Birla Copper has already attained a leadership status, commanding a market share of over 45% – within a short span of 3 years from its first commissioning. The de-bottlenecking of the Copper Smelter at Dahej last year has resulted in enhancing the smelter capacity by 50%, to 150,000 TPA cost efficiently, last year, and the ramp-up achieved has truly set a new global benchmark. We expect to scale it to 2.5 lac TPA shortly.

In Aluminium, the commissioning of the 10th Potline and a section of the 11th Potline marks a milestone in your Company's brownfield expansion. This has led to a capacity increase of 35,000 tonnes in metal production and 220,000 tonnes in alumina and 80 MW in the power generation capacity. The Smelter capacity is now pegged at 310,000 TPA, Alumina at 660,000 TPA and captive power generation at 699 MW. The balance pot cells of the 11th Pot Line will be commissioned during the first half of the next fiscal. Trial runs at the 10th Power Unit at Renusagar are currently underway. We expect to complete the expansion in the ensuing financial year.

Lifting your Company's stake in Indal from 74.6% to 96% has been a significant development. As you are well aware, acquiring Indal has enabled us position ourselves along every link in the value-addition chain of the business, from metal to downstream products. Here, the Hindalco/ Indal combine today account for over 70% of the market share.

Outlook

These strategic initiatives, I believe, provide your Company with an edge, that will push it into a higher growth trajectory. Looking ahead, I believe, the going is good for your Company.

The US economy is sending signals of renewed strength. Consumer confidence has soared in U.K. Other major economies are also well into the growth mode. China, regardless of SARS, is prospering. That China poses a threat in the metals sector, I believe, is a grossly exaggerated viewpoint, particularly when one factors their emerging concerns on power and their Government's recent ban on setting up of new metal capacities. The Asian region's performance continues to be strong. The growth of these economies presages a rise in alumina and metal consumption.

In India, the Government's focus on the furtherance of the power and infrastructure sectors, both of which offer a significant potential for aluminium application, should advance growth. A softer interest bias and stable real estate prices, portend well for the housing and construction sector. The auto sector is on the upswing. A good monsoon should buoy the demand for aluminium as well.

Such a milieu, stokes your Company's growth prospects. Leveraging its ascendancy in the metals and downstream businesses, increasingly ushering in value added applications, and edging exports rapidly, underlines your Company's blue-print for growth. I view the future with great optimism.

If our businesses are sustainable through constantly challenging times, it is because of our high-performing, motivated workforce. I wish to record my heartfelt appreciation of their contribution without which your Company would not have come this far. They are fully attuned to your Company's abiding commitment to create and enhance shareholder value.

The Aditya Birla Group – In Perspective

I would like to take this opportunity to retrace the direction of our Group over the past four years. If one were to encapsulate it in a single word - the dominant strategic theme over the past four years has been **consolidation.** This is in line with our vision of being a premium conglomerate, with a clear business focus at each business level, relentlessly pursuing value creation. The logic underpinning consolidation is the push for market leadership, economies of scale, productivity gains and operational efficiencies, coalescing to create value-adding growth.

If one were to encapsulate it in a single word - the dominant strategic theme over the past four years has been consolidation. This is in line with our vision of being a premium conglomerate, with a clear business focus at each business level, relentlessly pursuing value creation.

Let me recount some of the major steps that we have taken in our drive towards consolidation.

Post-restructuring, Indo-Gulf has emerged fully focused on fertilizers, with a brand that commands a huge equity, strong cash flows and a leadership position in the fertilizer industry. It is well positioned to take advantage of the opportunities that arise from the disinvestment programme of the Government.

The decision to demerge the Insulator Division and transfer it to a separate 50:50 joint venture with NGK of Japan has been a crucial move. NGK is the undisputed world leader in the manufacturing and marketing of all types of Insulators for overhead transmission lines and sub station equipment. It controls 60% share of the world's Ultra High Voltage Insulator market. The partnership with NGK will help to build on and strengthen the leadership position we already enjoy in the domestic market, because of the access we will have to the latest in product and manufacturing technology. In addition, there will be opportunities for getting plugged in into a global marketing network. Through this route we will take the Insulator business to new heights.

A slew of initiatives have also been taken to consolidate the operations of Grasim – among them the closure of the Pulp and Fibre plants at Mavoor, and the sale of the loss-making fabric operations at Gwalior. Over the past four years, Grasim has become much leaner and stronger – with the debt/equity ratio improving from 0.93 to 0.58, interest charges falling from Rs 292 crores to Rs 168 crores, operating profit rising from Rs 678 crores to Rs 1142 crores, and workforce rationalization taking the manpower strength from 24,400 to 16,600.

In the Telecom business, we joined hands with the Tata Group. Beginning in 2 states, we have expanded to 7 states. Our subscriber base has reached 1.1 million. Our footprint covers 40 percent of the cellular market in India, with a 47 percent market share in the circles where we operate, and an 11 percent market share nationally.

We have recently divested the Group's stake in MRPL, to ONGC. This strategic decision of the Group was based on lack of leadership position in the sector, no presence in marketing of petroleum products, especially transportation fuels, and no significant synergies with other Group businesses, apart from losses incurred due to regulatory changes. Although the sale of the Group companies' equity stakes in MRPL does have a one-time impact on their profits, the exit from MRPL indicates our firm resolve to rationalize the Group's portfolio of businesses with a view on the future. It also bears testimony of our commitment to a key group of stakeholders i.e. our lenders.

The Birla Sun Life joint venture, which started off 3 years ago, has developed a major presence in the insurance and mutual funds sectors. Birla Sun Life is perceived as a leading quality market player, recognized for its superior service levels and we consider this as a core business with immense growth potential in the years ahead.

From all of this, a clear trend emerges. Our strategy dictates that we get out of businesses where we are bit players, and strengthen the businesses where we have clear competencies, so that we get to the top of the league, or consolidate our position there, as the case may be. This leads

Our strategy dictates that we get out of businesses where we are bit players,

to a sharper and tighter business portfolio with our firepower getting better targeted.

I do believe that our decision to consolidate – and the way we have gone about implementing that – has been sound. Firstly, we have operated our existing assets efficiently. Secondly, the assets we have built and acquired have been quality assets, complementing our existing strengths. Thirdly, the asset growth has been funded largely through internal accruals. As a result, every one of the companies in our Group has emerged with a stronger balance sheet. Fourthly, save for the IT and garments businesses, which are still at an incubation stage, the consolidation measures have started yielding the results that we had envisaged.

and strengthen the businesses where we have clear competencies, so that we get to the top of the league, or consolidate our position there, as the case may be. This leads to a sharper and tighter business portfolio with our firepower getting better targeted.

Performance Measures

Having said this, what has it meant in terms of performance? As you are aware, we adopted CVA -or Cash Value Added – as a performance metric 3 years ago, which is in consonance with our Group's focus on value addition. CVA, by itself, is a punishing measure in that it calls for superior returns on assets created and equity invested. Our Group CVA has been positive. Given the stringent performance standards set by the CVA metric, and that, in fact, not too many companies in India, actually have consistently delivered even a positive CVA, I believe that this is a commendable performance.

I must add that the market capitalization of the Group correlates very weakly with the sharp increase in value addition, as measured by CVA during the same period. This is a source of disappointment. Even as I do not think that we need to be drawn into the expectations game as fueled by analysts, over a period of time, we hope that the market valuations will reflect our underlying strengths and performance.

Focus on People

Having said that, I must add that the course of shrinking the business portfolio, while placing larger bets in a few industries, is a higher risk strategy, albeit with the promise of higher returns. Continuing to deliver superior performance whilst factoring in this potentially higher risk profile, takes us to what I believe is our most important asset, one that is not reflected in any of our balance sheets – our people. Over the last several years, our focus as regards people has been, in a nutshell, to build a meritocracy. We have taken several initiatives which I would classify under 3 broad heads – Learning and Relearning, Performance Management and Organizational Renewal.

We are pushing even harder on the people front, building on the significant progress we have made so far, and press on with the task of building a meritocracy – not just of brainpower, but also of entrepreneurial power, dedication power, vision power, go-getter power and ambition power.

Our Organizational Health Survey (OHS), which is a well-regarded mode globally of tracking employee satisfaction, has thrown up very encouraging results this year, based on the tracking of 8,670 managers across the Group.

Whilst commendable work has been done at Gyanodaya, our internationally acclaimed Centre of Management Learning, we are taking the process to an even higher plane.

We are pushing even harder on the people front, building on the significant progress we have made so far, and press on with the task of building a meritocracy – not just of brainpower, but also of entrepreneurial power, dedication power, vision power, go-getter power and ambition power.

Best regards,

Yours sincerely,



Kumar Mangalam Birla

19th May, 2003

FINANCIAL HIGHLIGHTS

(Rs. in Million)

	2002-03*		2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1994-95	1993-94	1984
PROFITABILITY	Mn US$**											
Gross Sales	1,157	54,923	26,595	25,836	23,076	20,131	16,707	13,083	14,222	11,307	9,217	2,856
Net Sales	1,048	49,755	23,314	22,754	20,312	17,670	14,733	11,571	12,518	9,563	7,495	2,203
Operating Profit	256	12,141	9,940	10,529	9,400	7,775	6,057	4,262	5,603	3,836	2,243	156
Other Income	49	2,329	2,109	1,315	1,387	1,445	1,275	1,754	1,773	1,267	711	25
Interest Charges	25	1,201	456	619	597	836	723	489	616	474	480	27
Depreciation	56	2,642	1,543	1,424	1,353	1,246	776	423	348	330	269	43
Profit before Tax & Extraordinary Items	224	10,627	10,050	9,801	8,837	7,138	5,832	5,105	6,411	4,299	2,204	111
Current Tax	53	2,520	2,570	3,020	2,485	1,470	870	1,202	2,400	1,380	607	46
Deferred Tax	14	652	620	—	—	—	—	—	—	—	—	—
Net Profit before Extraordinary items	157	7,455	6,860	6,781	6,352	5,668	4,962	3,903	4,011	2,919	1,597	65
Net Profit	123	5,821	6,860	6,781	6,124	5,668	4,962	3,903	4,011	2,919	1,597	65
Dividend Payout (Including Dividend tax)	30	1,408	1,005	985	691	532	430	369	298	258	189	18
Retained Profit	93	4,413	5,855	5,796	5,433	5,135	4,532	3,534	3,714	2,662	1,408	47
Foreign Exchange Earnings on Exports	217	10,283	3,374	3,763	3,123	1,655	1,702	1,566	1,054	672	467	2
BALANCE SHEET												
Gross Fixed Assets (including CWIP and Revaluation)***	1,363	64,704	63,168	56,365	53,450	52,055	36,205	30,812	25,046	22,117	19,701	2,365
Net Fixed Assets (excluding Revaluation)	1,024	48,634	26,951	21,520	20,009	19,950	18,929	14,202	8,845	6,262	4,173	464
Investments	558	26,484	19,853	19,175	11,328	10,628	10,012	7,144	9,455	8,415	4,921	176
Net Current Assets	405	19,233	13,032	10,241	12,409	8,851	6,282	7,059	6,339	4,576	2,852	169
Capital Employed	1,987	94,351	59,836	50,936	43,746	39,429	35,223	28,405	24,640	19,253	11,947	809
Loan Fund	504	23,950	9,577	7,147	5,754	6,870	7,799	5,513	5,282	4,385	3,007	284
Net Worth	1,483	70,401	50,259	43,789	37,992	32,559	27,424	22,892	19,357	14,868	8,939	525
Net Worth represented by :												
Share Capital	19	925	745	745	745	745	745	745	496	480	434	184
Reserves & Surplus (Excluding Revaluation Reserves but including Deferred tax Liabilities)	1,464	69,476	49,514	43,044	37,247	31,814	26,679	22,147	18,861	14,388	8,505	341
	1,483	70,401	50,259	43,789	37,992	32,559	27,424	22,892	19,357	14,868	8,939	525
Book Value per share (US$ / Rs.)	16	761.02	674.93	588.03	510.19	437.24	368.27	307.41	389.92	309.72	206.11	35
Capital Expenditure	218	10,373	7,009	2,995	1,474	2,311	5,549	5,786	2,937	2,421	1,034	76
Market Capitalisation (at year end share price)	1,041	49,428	57,338	57,447	54,740	34,701	49,892	67,876	39,050	29,481	21,996	670

* Figures for 2002-03 include figures relating to the copper business acquired from Indo Gulf Corporation Ltd with effect from 01.04.2002.

** 1 US$= Rs. 47.4850

*** Fixed assets of Aluminium Business have been reinstated at its original cost in 2002-03.

FINANCIAL HIGHLIGHTS

(Rs. in Million)

		2002-03*	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1994-95	1993-94	1984
RATIOS & STATISTICS												
Operating Margin	%	**24.40**	42.64	46.27	46.28	44.00	41.11	36.84	44.76	40.11	29.92	7.10
Gross Margin	%	**26.67**	49.73	49.33	50.17	47.45	44.86	47.77	54.00	48.40	32.99	7.02
Net Margin	%	**11.70**	29.42	29.80	30.15	32.08	33.68	33.73	32.05	30.53	21.31	2.96
Interest Cover (EBITDA/Interest)	Times	**12.05**	26.43	19.14	18.08	11.02	10.13	12.31	11.98	10.76	6.15	6.78
Gross Interest Cover (EBITDA/ Gross Interest)	Times	**8.10**	13.50	14.92	17.76	10.70	7.23	8.63	11.98	10.76	6.15	6.78
Pre-tax Interest Cover (EBIT/Interest)	Times	**9.85**	23.04	16.84	15.81	9.53	9.06	11.44	11.41	10.07	5.59	5.16
ROACE	%	**15.34**	18.97	22.01	22.68	21.36	20.61	21.09	32.02	30.60	25.68	20.38
ROAE****	%	**13.44**	15.91	16.58	18.01	18.90	19.72	18.48	23.44	24.53	21.98	13.36
Net Sales / Total Assets	Times	**0.53**	0.39	0.45	0.46	0.45	0.42	0.41	0.51	0.50	0.63	2.72
Debts Equity Ratio	Times	**0.32**	0.18	0.16	0.14	0.20	0.27	0.21	0.22	0.25	0.32	0.44
Debts Capitalisation Ratio	Times	**0.25**	0.16	0.14	0.13	0.17	0.21	0.17	0.18	0.20	0.24	0.35
DPS	Rs	**13.50**	13.50	12.00	8.00	6.50	5.25	4.50	6.00	5.50	4.50	1.35
EPS	Rs	**62.92**	92.12	91.06	82.23	76.11	66.64	52.50	80.79	60.81	36.41	4.88
CEPS	Rs	**91.49**	112.85	110.18	100.41	92.85	77.06	58.18	87.81	67.67	42.60	8.11
No. of Equity Shareholders	No	**153,607**	35,955	37,925	39,769	38,780	37,294	37,656	38,577	37,981	35,987	18,592
No. of Employees	No	**13,752**	12,955	12,892	12,964	12,968	12,445	11,935	11,388	10,946	10,662	7,931
Average Cash LME	US$/MT											
Aluminium		**1,354**	1,395	1,533	1,473	1,291	1,566	1,505	1,723	1,648	1,154	1,251
Copper		**1,586**	—	—	—	—	—	—	—	—	—	—
PRODUCTION												
Calcined Alumina	MT	**501,270**	494,724	476,700	453,305	421,486	361,520	333,223	341,031	319,873	315,723	180,544
Aluminium Metal	MT	**266,837**	261,338	251,492	248,930	240,926	200,304	166,272	175,398	164,280	155,761	121,698
Wire Rods	MT	**50,789**	52,203	43,946	49,018	51,197	45,482	42,704	45,865	44,454	40,225	30,160
Rolled Products	MT	**73,171**	70,113	62,811	58,690	44,668	34,193	18,302	31,378	38,202	30,740	24,925
Extruded Products	MT	**18,973**	16,250	18,602	14,959	11,995	12,389	11,798	12,589	11,416	9,807	8,300
Foil	MT	**19,235**	17,209	12,756	7,537	1,551	26	—	—	—	—	—
Wheel	Pcs	**56,117**	22,889	23,058	5,451	—	—	—	—	—	—	—
Copper Cathodes Produced	MT	**185,159**	—	—	—	—	—	—	—	—	—	—
Continuous Cast Copper Rods	MT	**76,766**	—	—	—	—	—	—	—	—	—	—
DAP and Complexes	MT	**315,785**	—	—	—	—	—	—	—	—	—	—
Gold	Kgs	**5,451**	—	—	—	—	—	—	—	—	—	—
Silver	Kgs	**30,500**	—	—	—	—	—	—	—	—	—	—

* Figures for 2002-03 include figures relating to the copper business acquired from Indo Gulf Corporation Ltd with effect from 01.04.2002.

**** ROAE is based on profit before extraordinary items.



MANAGEMENTS' DISCUSSIONS AND ANALYSIS

A.K. Agarwala
(Whole-time Director)

LANDMARK YEAR STRATEGICALLY

The year under review was a landmark year strategically, characterised by moves aimed at sustaining the growth momentum and delivering superior value for stakeholders. As mentioned by your Chairman in his letter to you, these include the acquisition of a high growth copper business, a copper mine in Australia, and the balance shareholding in Indal. The commissioning of the 10th and 11th pot lines as part of the Brownfield expansion in Aluminium is of significance as well.

Copper business acquired from Indo Gulf Corporation

The acquisition of copper business has strengthened Hindalco's presence in the non-ferrous metals sector while providing financial strength and flexibility to take on global-sized opportunities and has balanced the risk profile of your Company.

The Scheme of Arrangement enabled Hindalco acquire the custom copper smelter having an installed capacity of 150,000 TPA, which is being expanded to 250,000 TPA by H1FY04. In addition, the acquisition brought with it a Precious Metals Refinery (PMR) and a Di-Ammonium Phosphate (DAP) plant that add value to by-products generated at the copper smelter. Also, the Scheme resulted in Hindalco gaining control of Dahej Harbour & Infrastructure Limited, which owns a captive Jetty serving the logistic needs of Birla Copper.

The Scheme of Arrangement was approved by the Hon'ble High Courts of Maharastra and Uttar Pradesh and became effective from 12th February, 2003. The appointed date for the Scheme was 1st April, 2002 and hence the current year's financials includes that of Copper business for the full year. In consideration of the acquisition, your company issued 1 share of Hindalco for every 12 shares held in the erstwhile Indo Gulf Corporation Limited. Following the issue of 1.87 million shares, the equity capital of your company stands raised at Rs. 924.6 million as against Rs. 744.6 million in FY02.

Nifty Mines Vantage Points :

The acquisition of Nifty Copper Mines, located in the Eastern Pilbara region of Western Australia, strengthens the newly acquired copper business on several counts. Firstly, it will help in capturing a greater portion of the copper value chain since mining accounts for 75-80% of copper value. Secondly, it will help in securing concentrates in a tight market. The availability of concentrate in global markets has been constrained on account of mine closures, reduced production by a few large mines and the on-going consolidation in the industry. Finally, it will bring in a drop in concentrate freight costs as compared to the current sourcing from Latin America.



Illuminated Alumina Plant at twilight.

Acquiring the balance shareholding in Indal

As you are aware, your company has been pushing for realisation of potential synergies with Indal, since acquisition of a 74.6% stake in 2001. However, your company's efforts met with only limited success due to perceived conflict of minority shareholders' interests. Also, your company was concerned with the low valuation of Indal as also non-reflection of Indal's earnings in Hindalco's valuations in the capital markets.

Towards overcoming these issues, in July 2002, your company made an open offer for the remaining shareholding in Indal at a price of Rs.120.0 per share. Through the open offer, the company increased its stake from 74.6% to 95.9% at an aggregate cost of Rs.1,845.0 million during the year. In line with regulatory requirements, your company has made the second mandatory open offer for the remaining shareholding in Indal, prior to its de-listing from all the stock exchanges. The open offer expires on 2nd August, 2003.

Share buy-back terminated

In view of the restructuring, the Board of Directors had to terminate the Offer for Buy-back with effect from 22nd July, 2002. The buy-back approved by the Board intended to buy up to 10% of the outstanding equity capital at a maximum price of Rs. 825.0 per share, subject to an aggregate outflow of Rs. 4,282.0 million. Through the offer, Hindalco acquired a total of 758,530 shares, representing 1% of equity capital, for an aggregate consideration of Rs. 557.3 million. Out of this, 752,723 shares for a consideration of Rs. 553.1 million were acquired during the year under review.

Brownfield Project raises capacities

With the completion of the Brownfield expansion, the Smelter capacity will reach 342,000 TPA by H1FY04. To optimise expansion, the smelter capacity is being enhanced to 360,000 TPA and the Alumina Refinery capacity to 700,000 TPA through de-bottlenecking and installation of balancing equipment, including another co-generation plant. This is being achieved within the initial capex of Rs.18 billion.

REVIEW OF OPERATIONS

Operationally, it was one of the most challenging years in the recent history, given the depressed global economic and political situation. Deficient rainfall, leading to drought like conditions and poor agricultural performance, constrained the domestic markets. This affected rural demand while lacklustre economic activity impacted urban demand. Amidst rising supplies, intensified competition and weak pricing, business profitability suffered. Power interruptions due to a grid failure and poor quality of coal, coupled with insufficient supplies

NET REVENUES - Rs. 49,755 Million


Aluminium
48%
Copper
52%

EBIDTA - Rs. 12,141 Million


Copper
34%
Aluminium
66%

had repercussion on your Company's output. Viewed contextually, the performance of your Company has been satisfactory.

The aluminium and the newly acquired copper divisions reported strong volumes with a rising share of value added products. Sales revenues stood at Rs. 49.7 billion and operating profits at Rs. 12.1 billion in FY03. Even with an extraordinary loss of Rs. 1.6 billion, your Company achieved net profits of Rs. 5.8 billion. The financials are not comparable with that of the last year due to the copper acquisition. In FY 03, the aluminium business accounted for 48% of revenues and 66% of profits with the rest coming from the copper business.

ALUMINIUM BUSINESS

Review of operations

The aluminium business witnessed one of the most difficult years in recent history. The global and domestic industry environment remained challenging and was characterised by falling demand, rising supplies and input costs, soft prices and contracting margins. The business suffered further on account of the coal supply problems and power disruptions that led to the closure of a large number of operating pots resulting in production losses during the year.

Coal supply problems resolved to a large extent

The problems of poor quality and insufficient supplies of coal continued during the year. In fact, it intensified during the first half. This forced the company to resort to market purchases, resulting in substantial rise in power costs. The unit cost of power shot up by 22% affecting margins.

Addressing the coal supply issue proactively has led to its speedy resolution to a large extent. Pursuant to our efforts, Hindalco was granted linkages for additional quantities of coal from Northern Coal Fields Ltd. The Company is making serious efforts for additional linkages for the expanded power capacity at Renusagar Power Plant. The availability and quality of coal is gradually improving and is expected to be better this year.

Power disruptions impacted Smelter operations

Heavy rains and a fault in the connected grid network led to a tripping of the generating units at Renusagar in September 2002. These caused a major power disruption, resulting in the closure of 542 pots out of 1593 operating pots. A significant loss of production followed. The pot closures also led to additional expenses towards pot relining and restarting, which eventually pushed up operating costs during the year.

Your Company took timely actions to restore normalcy at the smelter. The affected pot cells were re-started within a record time and the Brownfield capacities too were commissioned ahead of time. With this, the



10th Potline in operation.

operating capacity rose to 310,000 TPA at the year-end. Notwithstanding the Smelter interruptions, a record-high metal production of 266,837 tonnes in FY03, was accomplished.

Insurgency at Bauxite mines

Intermittent problems of insurgency at the captive bauxite mines in Jharkhand and Chhatisgarh, surfaced, interrupting the mining of bauxite. Enhanced market purchases enabled overcome the problem. However, costs and quality were impacted. Your Company has since taken up the issue with the respective State Governments and has strengthened its rural development activities in the vicinity of mines. We believe, enhancing the quality of life in the surrounding areas will bring in the goodwill and support of the local population, eventually ensuring smooth bauxite sourcing for Hindalco.

Impressive plant utilisation across product segments

Your Company's metal production grew by 2.1% to 266,837 tonnes mirroring an effective Smelter utilisation of over 90% despite operational disruptions. Production at the Alumina Refinery was up by 1.3% at 501,270 tonnes.

The downstream production facilities have reported impressive utilisation. Rolled products production grew by 4% to 73,171 tonnes accompanied by a richer product mix. In Extrusions volumes jumped 17% to 18,973 tonnes with better order flow from strategic applications, which pushed utilisation to 138%. Foils production grew by 12% to 19,235 tonnes while Alloy Wheel production zoomed from 22,889 pieces to 56,117 pieces in FY03. Redraw Rods was the only segment that witnessed lower volumes. This has been a conscious decision taken by your Company, keeping in mind the reduced metal availability and limited potential for value addition. Nevertheless, the Redraw Rod plant utilisation remained high at 127%.

Sales up; Share of value added products up significantly

Aggressive marketing, the focus on branding, customer orientation and the continuing emphasis on quality helped in achieving record high sales at 263,019 tonnes with an increased share of value added products, at 58% of sales as compared to 56% in FY02. The share of Ingots in turn lowered from 45% to 42% of aggregate volumes and minimised the impact of weak LME prices.

Against a 1% rise in aggregate volumes, the sales of select high value added products viz., Extrusions, Rolled Products and Foils taken together have grown by 9% from 81,993 tonnes to 89,587 tonnes in FY03.


Volumes (MT)
81,993
9%
89,587
16,857
19,243
16,119
19,001
49,017
51,343
FY 02
FY 03
Sales Turnover (Rs. Million)
8,865
7%
9,523
2,246
2,561
1,609
1,922
5,010
5,040
FY 02
FY 03
Rolled
Extrusion
Foil

The product-wise sales break-up is as follows:

Products	Sales Volume (MT)			Net Sales (Rs. Million)		
	FY03	FY02	% Change	FY03	FY02	% Change
Ingots	109,417	114,558	(-) 4	8,343.8	8,744.1	(-) 5
Billet	12,296	9,498	29	967.3	712.8	36
Redraw Rods	50,268	52,537	(-) 4	4,146.3	4,461.6	(-) 7
Rolled Products	51,343	49,017	5	5,040.3	5,010.4	1
Extrusion	19,001	16,119	18	1,921.6	1,609.3	19
Foils	19,243	16,857	14	2,560.6	2,245.7	14
Others	1,451	906		760.3	529.7	
Total Sales	**263,019**	**259,492**	1	**23,740.2**	**23,313.6**	2
Value Added Products	58%	56%		62%	60%	
Exports (FOB)	46,861	43,639	7	3,711.3	3,373.8	10

- **Ingots**

  The conscious shift towards value added products and resultant higher captive demand coupled with constrained metal availability resulted in lower Ingot sales, by 4% year-on-year at 109,417 tonnes in FY03. This includes 7,721 tonnes converted for outsiders as against 14,162 tonnes in FY02.

- **Billets**

  Billets sales volumes expanded 29% from 9,498 tonnes to 12,296 tonnes in FY03. Billets offer superior value over ingots and the company capitalised on additional opportunities in the domestic markets. Billet revenues thus swelled 36% to Rs.967.3 million in FY03.

- **Redraw rods**

  Sales volumes were lower by 2,269 tonnes at 50,268 tonnes due to reduced availability of metal of the desired grade, during the period when the Smelter operations were interrupted. But for this, your Company would have been able to benefit from the gradual improvement in demand to grow sales. Consequent to lower volumes and pressure on prices, product revenues were lower by 7% at Rs. 4,146.3 million in FY03.



High Precision CNC Roll Grinding Machine

- **Rolled Products**

Rolled product volumes, up by 5% to 51,343 tonnes in FY03, were led by higher exports. Export volumes jumped 57% on the back of concerted marketing and successful penetration into new markets. Growing exports compensated for a 11% decline in domestic sales, caused by de-growth in the market and intensified competition, due to reduced demand from the telecom, electrical and consumer durable sectors. The continued strong performance of the construction and automobile sector offset the impact to some extent.

Your Company gained from the Application Development and Branding efforts in select applications for the building construction and transportation sectors. These include the launch of "Hindalco Everlast" roofing sheets, Roll Bond Coils and Refrigerator sheets. These initiatives contributed marginally towards the sales, but offer immense potential for the future.

- **Extrusions**

Extrusions volumes grew by an impressive 18% to 19,001 tonnes in FY03, driven by a higher demand for strategic applications, the building construction sector and a deeper penetration into profitable niche segments. The average realisations amplified on the back of an enriched product mix. Product revenues are higher by 19% to Rs. 1,921.6 million in FY03.

We simultaneously focused on the development of new applications, such as new profiles for Doors, Windows, Grills and Curtain Walling. In pursuit of its chosen role of Market Grower, the Company held an exhibition, "Al Planet", to showcase strengths of aluminium applications in the architectural sector. Several other initiatives were launched to promote use of extruded aluminium profiles in 3-Wheelers and Truck Body Kits as well as Railway Wagons.

The year also marked the successful beginning of extrusions exports to the most sophisticated markets and end-users. Besides providing additional market opportunities, we believe growing exports will be a great learning experience contributing to strengthening systems, in turn enabling delivery of better quality and services, in our markets.

- **Foils**

The Foils Division grew sales and revenues advanced by 14% to 19,243 tonnes and Rs.2,560.6 million respectively. Domestic sales grew 10%. Aggressive branding and the thrust on new segments that offer immense potential for the future have been the enablers. These include kitchen products such as "Freshwrapp", "Freshpakk" , "FreshBagg" and waterproofing applications brand named "Permashield". Kitchen products have also helped double exports volumes.

The division continued its focus on converted foils and other high value products targeted at quality conscious user segments. Endeavours to penetrate new application areas and strengthen presence in existing markets, so as to attain dominance in profitable niche segments of the fragmented foils markets are on.



Elegant Aura Aluminium Alloy Wheels — the dress code of modern cars.

- **Wheels**

  The performance of Wheels bettered with successful penetration in the replacement market and more importantly good progress in the OEM segment. Sales volumes thus mounted from 18,076 to 52,786 wheels in FY03. Given the long-term potential, your Company focused on branding with the successful launch of 'AURA' aluminium alloy wheels for cars. Simultaneously, your Company's thrust is on penetrating export markets, the results of which will be progressively evident in the coming years. The revival of the automobile sector should add further strength to product sales performance in the future.

Sustained weak prices tested business profitability

Global aluminium consumption grew 6.7% in CY2002, but needs to be viewed in the context of a 4.6% fall in the preceding year. It is relevant to note that the consumption in major economies such as the US and Japan remained even lower than that of year 2000. With the weak fundamental outlook providing little possibility of a sharp upswing, consumer buying was confined to near term needs and combined with the market imbalance resulted in weak prices. Considered on fiscal basis, the average LME Price declined 2.9% to US$1,354 per tonne in FY03 against US$1,395 per tonne in FY02.

Through aggressive marketing efforts, your Company contained the decline in average ingot prices to 1.4% in FY03. Domestic realisations declined only by 2.2% notwithstanding the impact of reduction in import duty on aluminium from 25% to 15% advalorem in March 2002. The fall in export realisation was even lower at 1.6%.

Average Wire Rods realisation fell 2.9% reflecting intense competition in the domestic markets. Rolled products realisations were 3.7% lower on account of rising exports, necessitated by de-growth in the domestic markets. Extrusions realisations improved 1.3%. Foil realisations could be maintained.

Operating margins under pressure; Recovered only towards the year-end

	FY03	FY02	% Change
Sales Volume (Tonnes)	263,019	259,492	1.4%
Sales Turnover (Rs. Million)	23,740	23,314	1.8%
Operating expenses (Rs. Million)	15,724	13,374	17.6%
Operating Margins (%)	33.8%	42.6%	

It was a disappointing year in terms of margins. A sharp rise in cost of key inputs and loss of volumes coupled with a weak global pricing took a toll on operating margins. Operating margins descended from 38% in Q4FY02 to a low of 30.5% by Q3FY03. Though there was significant recovery in Q4FY03, this could not offset the impact fully and thus margins averaged at 33.8% in FY03 against 42.6% in FY02. Adjusted for other income related to operations, the operating margins for FY03 stands at 34.8%.


LME
1470
1450
1430
1410
1390
1370
1350
1330
1310
1290
1270
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03


Rs./MT Product-wise Realisation on Sales Excluding Conversion
78,612
77,544
84,922
82,483
99,834
101,131
102,218
98,434
133,222
133,065
Ingot
W.Rods
Extrusion
Rolled
Foil
FY02
FY03

As mentioned earlier, a sharp rise in power costs and additional expenses subsequent to disruption in smelter operations have been the key factors leading to higher operating expenses.

Outlook

Global Aluminium Industry Outlook

The long-term fundamentals of the sector remain intact and promises exciting growth prospects. The immediate term prospects however remain weak and uncertain as expectations of a global economic recovery are proving to be elusive. Large economies such as, the US, Europe and Japan are still sending mixed signals.

We see mixed trends for global aluminium. China will remain a strong performer because of sustained domestic demand. The outlook for export led Asian economies is cautiously optimistic and growth will hinge on a stronger US and Europe. The outlook for Japan remains clouded. Experts forecast global demand to grow 5.7% in 2003.

While remaining cautious on short-term outlook, we believe supply side concerns are exaggerated. At current prices, we see limited scope for capacity restarts. Even China is unlikely to emerge as a significant threat due to emerging concerns over power availability, environmental issues and a spike in alumina prices. The recent banning of new capacities by the Chinese government supports this belief.

Domestic Aluminium Industry Outlook

The domestic aluminium industry has benefited from a strong manufacturing sector. Aggregate demand grew by 4% assisted by the strong performance of large user sectors viz., the electrical and automobile sectors. The trends in the building construction, packaging and strategic applications have been positive. Consumer durables sector has underperformed.

Going forward, we see a positive outlook given expectations of further strengthening of economic fundamentals, backed by a normal monsoon in 2003. The outlook for individual user sectors remains encouraging. The passage of the Electricity Bill and substantial allocations made by the Government for strengthening of the power generation as well as transmission and distribution sectors should stimulate demand for aluminium. Softer interest rates, improved availability of finance and continuing tax incentives augur well for the building construction sector. The auto sector remains buoyant and a good monsoon should bolster growth prospects. The



A view of Birla Copper Plant at Dahej

packaging and consumer durables sectors too will receive impetus from a stronger agricultural performance. The medium term outlook for strategic applications is good.

We therefore see a positive outlook for aluminium demand, and more so if one looks at long term potential in India. However, we remain cautious on account of substantial rise in domestic capacities and forecast weak international prices, which together will exert pressure on realizations. The impact will be more prominent in the downstream segments due to capacity overhangs and fragmented industry structure. Tight control over costs will thus be crucial to sustaining profitability in the near future.

Price Outlook

Global outlook

The continuing uncertainty over the timing of the global recovery and high inventories are forcing consumers to buy only for near term requirements. Alongside, with supply growth outpacing demand, prices have downward potential. Global inventories are at a relatively modest level of 45 days and the scope of capacity restarts appears slim at current price levels. Hence, we see stability and expect global aluminium prices to move within a narrow range of US$1,350-1,400 per tonne in the immediate future. The recent spurt in global alumina prices bodes well for stable prices.

Domestic outlook

Domestic prices may move within a narrow range during FY04. The forecast range-bound movement of global prices, sluggish demand and rising domestic supplies will emerge as key price determinants. The likely higher supplies from expanded capacities of domestic producers may usher in price competition, both in the primary metal and value added products in the near term. Your company is geared to successfully tackle such situations.

Outlook for Hindalco's Aluminium Business

We see an exciting outlook for Hindalco's aluminium business, which is entering the high growth trajectory once again, driven by the full impact of the Brownfield expansion, sustained recovery in operating margins and realisation of potential synergies with Indal.

With the completion of Brownfield expansion, the company expects to achieve 20-25% higher metal production in FY04. Hindalco's cash cost of production should decline further, accruing from the adoption of new technologies, up-gradation of processes and lower capital costs. These should boost revenues and profitability significantly.


Copper Production (In Lac Tonnes)
0.5
1.02
1.13
1.51
1.85
1998-99
1999-00
2000-01
2001-02
2002-03

Ongoing recovery in margins will fuel growth as well. Having bottomed out at 30% in Q3FY03, operating margins recovered smartly during the fourth quarter with the resolution of the coal supply problems and resumption of normal operations at the Smelter. With gradual regaining of efficiencies and benefits of on-going cost reduction and efficiency improvement exercises, operating margins should gain further strength in FY04.

Finally, the resolution of the minority conflicts issue should help us realise potential synergies from Indal fully and faster now. The objective is to ensure optimum utilisation of resources to strengthen market presence while enhancing value. We are confident of success and its positive impact on revenues and profitability in the future.

While benefiting from these, the aluminium business of your company will pursue aggressive market development towards unlocking potential in this core sector. Being the market leader, Hindalco will take the role of Market Grower with emphasis on value added products that provides customised solutions as well as profitable growth. We will leverage the benefits of low cost metal, strong brand name and superior quality of products and services to ensure sustained delivery of superior value.

COPPER BUSINESS

Review of operations

The performance of Birla Copper, the newly acquired copper division, was excellent. The relentless focus on asset sweating, stringent control over costs, contributions from by-product value additions have been behind strong performance amidst weak market conditions. The company's metal was accredited with Grade "A" distinction by the London Metal Exchange, a privileged status available to only handful of brands in the world.

Smelter utilization at record high levels

The performance of the Smelter and the Refinery was superb throughout the year. Smelter utilization touched a new high of 123% in FY03. Cathode production soared to 185,159 tonnes, as against 151,445 tonnes achieved in FY02.

Domestic leadership maintained; Exports doubled

Birla Copper's sales performance has been good with aggregate volumes improving to 185,693 tonnes, about 19% higher than that of last year. This is noteworthy considering the challenges faced in the domestic and exports markets. Strong exports have been behind the stellar performance of the division.

Domestic volumes have been lower, given the reduced demand from the JFTC sector, the largest user segment. With gradual entry of the WLL and expansion of the mobile network, large consumers of the JFTC viz., Bharat Sanchar Nigam Limited and Mahanagar Telephone Nigam Limited released orders for substantially lower quantities of JFTC. This affected demand for copper from the JFTC sector, which accounts for more than 30% of aggregate copper consumption in India. The sustained weak demand from other user segments added pressure as well. The domestic market thus declined by13% in FY03. The country also witnessed a surge of duty-free imports from Sri Lanka, which put further pressure on domestic sale volumes. Consequently, even with continued dominance, domestic sales declined by 11% to 100,700 tonnes in FY03.

Meanwhile, Export volumes doubled to 84,993 tonnes fuelled by aggressive marketing aimed at deeper penetration into existing markets / customers and a successful foray into the new markets of Middle East, South East Asia, China, Korea and Taiwan. The Division has achieved superior volumes despite the contraction in global consumption which is commendable. The Division leveraged the strength of its marketing, product quality and locational advantages optimally to benefit from opportunities in the Asian and Middle East market which suffer from huge demand-supply gap, which is normally met through imports from the West.

Overall sales rose by 19% from 156,651 tonnes to 185,693 tonnes. Of this, copper cathode accounted for 57% of sales with the rest being sold in the form of value added Continuous Cast Copper Rods (CC Rods). Business revenues were higher at Rs.26.0 billion as compared to Rs. 22.4 billion in FY02, when the business was part of the erstwhile Indo Gulf Corporation Limited. Average realization was lower by 0.44% at Rs. 105,643 per tonne and is attributed to lower LME, rising share of exports and the negative impact of reduction in the Basic Import Duty on Copper, which was cut from 35% to 25% advalorem in March 2002.

Profitability suffered, but expanded operations offset the impact fully

Birla Copper is a custom copper smelter and is dependent on Treatment and Refining Charges (TC/RC) for profits. The movements in global copper prices are thus of pass through in nature. The differential duty between raw material and finished goods as well as value addition of by-products only provides additional strength to profitability.

During the year, LME copper prices descended from US$1,605 per tonne in March 2002 to a low of US$1,479 per tonne in September 2002, recovering only during the last quarter of fiscal 2002 to close the year at US$1,659 per tonne in March 03. The annual average prices thus staked at US$ 1586 per tonne in FY03, about 3.9% higher than the pricing average in FY02. The weak pricing trend was attributed to an estimated 1.7% contraction in global demand and sustained increase in metal supplies that led to soaring inventories during the year. LME inventories peaked at 0.98 million tonnes during May 2002. Though situation improved since then, inventories are estimated to be around 0.73 million tonnes even now.

Though the LME prices are pass through in nature, the renewed volatility and downward bias impacted your Copper Division's profitability indirectly. The weak industry fundamentals and lack of growth visibility from end use segments influenced copper concentrate market adversely. With the on-going consolidation in the concentrate market, the concentrate supply situation became unfavourable and led to a weakening of TC/RC, both in the spot and long-term markets.

Birla Copper was able to tide over the problem, advantaged from its strategy of sourcing a majority of concentrate requirements through long-term frame contracts. So your Company has been able to minimize the impact of global price volatility and weak TC/RC, even though it could not be offset fully. Despite the significant gains arising from higher volumes and reduced conversion costs associated with the stabilization of expanded capacities and operational efficiencies, lower TC/RC and import duties capped operating margins at 15.9% in FY03. Adjusted for other income related to operations and lease rentals, the operating margins for FY03 stands at 18.05%.

	FY03
Sales Volume (Tonnes)	185,693
Sales Turnover (Rs. Million)	26,015
Operating Expenses (Rs. Million)	21,890
Operating Margins*	15.9%

* without adjusting for other income related to operations

The operations of the Precious Metal Refinery (PMR) and the Di-Ammonium Phosphate (DAP) plant have been satisfactory. The PMR produced 5,451 kilograms of gold and 30,500 kilograms of silver, which reflects a fall of 27% YoY and a growth of 10% YoY respectively. The lower gold production is the result of a conscious strategy adopted to maintain a lower percentage of gold content in the concentrate to counter the adverse impact of higher incidence of duty. DAP plant produced 3,15,785 tons and impressive sales of 3,46,013 tons, higher by 44% over previous year.

Outlook

Global copper industry outlook

The outlook for global copper industry is stable and offers promising prospects in the long term. Short-term prospects are governed by the timing and pace of the US economic recovery, which will have a spillover impact on other large economies as well.

Having contracted by around 1.7%, global copper demand is expected to recover by 4% in 2003, subject to recovery in the global economy. The closure of smelter capacities and deferred commissioning of new capacities by large producers have led to tightened copper supplies and falling inventories. LME stocks have thus fallen from its peak in May, 2002. Industry experts forecast inventories to decline even further. This should help in ensuring stable LME prices, subject however to the producer's ability in maintaining supply discipline in the short term.

In the face of the cautious global outlook, the Asian markets offer promising growth prospects even in the short term. The Asian markets grew by 8% in 2002 and are forecast to grow by 7-8% in 2003, boosted by continued strong demand from China and upswing in the economic activity in other Asian economies. China will be a key growth driver in the future and is significantly benefiting from the fiscal expansion policies of the Chinese government, huge infrastructure spending and its entry into the WTO. Demand from Japan is expected to be stable and augurs well for Asian demand. Hence, even with the planned capacity increases, the Asian markets are forecast to have an attractive demand supply gap, far exceeding 2 million tonnes a year. This portends well for copper producers in India, who depend on exports for enlarged volumes and enjoy significant locational advantages as compared to their Western counterparts. We remain excited about the growth prospects in the short as well as long term.

Domestic Copper Outlook

The outlook for the domestic copper industry is not encouraging. The explosive growth of mobile network and the emergence of WLL telephony in the country are likely to restrict growth of wired telephone services in the country. This is not a good sign for the JFTC sector, the largest consuming segment of copper in India. Adding further pressure, the dramatic fall in the prices of optic fibre is also dampening the outlook for the JFTC sector. Though the likely improved demand from alternative end-use sectors such as transformers, switchgears, motors and alternators will pickup, with any improvement in economic and industrial activity, they will not be able to compensate for the loss of demand completely. Hence, we expect the domestic sector to grow only by a maximum of 3-5% in the near future.

The disappointing domestic outlook is not a key concern for Birla Copper as it has emerged a key regional player and its emphasis is on the export markets for growth in the future. While doing so, Birla Copper will ensure continued dominance in the local markets ongoingly.

Outlook for copper prices and TC/RC

The LME copper prices recovered significantly since September 2002. At current levels of US$1,659 per ton it compares well with US$1,605 achieved in March 2002. In the long run, copper prices are expected to rally on a strengthened world economy and extraordinary consumption growth in China, Korea and Taiwan.

In the short term, LME prices are expected to be range bound at around US$1650 levels, reflecting forecast global and domestic demand outlook. The Reuters poll amongst the World's leading copper producers and traders conducted in January 2003 predicted LME Copper prices to be around US$1681 per tonne in 2003. Any significant upward movement can only take place with a definite and sustained recovery in the US economy as it would significantly alter the immediate term growth prospects in the sector.

The TC/RC markets too have gone through an unprecedented difficult phase during Calendar 2002. The Smelter closures and delayed commissioning of new capacities as well as strategic postponement of mine expansions have dragged the spot TC/RC to their historical lows of US 5.6 cents per pound by March 2003. Any significant recovery in copper prices would lead to reinstatement of product cuts and the reactivation of closed mines, which would help improving spot TC/RC in the short term. The impending commissioning of the expanded concentrate mines should stimulate a sustained recovery in spot TC/RC during the current financial year.

Outlook for Hindalco's Copper Business

Like aluminium, the newly acquired copper business of your Company too is poised for robust growth. We are encouraged by the significant value potential offered by the business. The promising prospects in the immediate term will be driven by three key growth drivers viz., the Brownfield expansion, positive impact of the Nifty mine acquisition and further low cost expansions at Dahej, Gujarat.

As you are aware, we are in the midst of a low cost Brownfield expansion in copper, which will raise the smelter capacity from 150,000 TPA to 250,000 TPA. The expanded capacity should go onstream during the first half of FY04. The low cost expansion, we believe, will help us achieve 25-30% higher volumes and also position us amongst Top-20% of the global cost structure. The incremental volumes will find their way into export markets of Asia, which has significant potential.

The Nifty mine acquisition, while allowing us to participate in the larger portion of the copper value chain, will help us in reducing freight costs. We expect the freight costs advantage to be in the region of US$35-40 per tonne of copper. This will start to accrue from the middle of FY06 onwards.

Finally, to sustain growth momentum even in the long run, the company is in the process of finalising another low cost Brownfield expansion at Dahej. The objective is to fully exploit the infrastructure potential existing at Dahej while ensuring further reduction in costs as well as growth even in the future. We believe the expansion will further strengthen cost structures and make Birla Copper globally competitive.

Our strategy for sustained profitability and growth is four pronged:

- Firstly, remaining export driven and strengthening our presence in the Asian and Middle-East markets that have significant demand supply gap. We will leverage our locational advantages and cost structures optimally to expand our presence in these markets. The LME Grade 'A' accreditation positions us well.

- Secondly, maintaining our leadership position in the domestic markets. We will ride on our superior quality of products, customer and technical service capabilities.

- Thirdly, attaining a globally competitive cost structure will be a priority. The on-going cost effective expansion and planning low cost expansions in the future is critical. While concentrating on fixed costs reduction, we will strive towards betterment of variable cost through operational efficiency.

- And finally, we will add further value to by-products generated at the plant, as it will remain a key profit driver.

FINANCIAL REVIEW AND ANALYSIS

Highlights

In view of the acquisition of the copper business during the year, reported financials are not comparable with that of FY02.

(In Rs. Million)

	FY03	FY02
Net Sales	49,755.4	23,313.6
Total Expenditure	37,614.7	13,373.5
Operating Profit	12,140.7	9,940.1
Other Income	2,329.5	2,109.1
Interest	1,201.0	455.9
Depreciation	2,642.2	1,543.3
Profit before Tax	10,627.0	10,050.0
Provision for Current Tax	2,520.0	2,570.0
Profit before Deferred Tax	8,107.0	7,480.0
Provision for Deferred Tax	652.5	620.0
Profit before Extraordinary Items	7,454.5	6,860.0
Extraordinary Items	1,633.1	0.0
Net Profit after Extraordinary Items	5,821.4	6,860.0

Revenues and Operating Profit

Reflecting satisfactory performance of the aluminium and copper businesses, as discussed earlier, net revenues stood at Rs. 49,755.4 million in FY03. Operating profit for the year too was satisfactory at Rs. 12,140.7 million and would have been higher but for various adverse factors discussed earlier.

Other Income

Your company has reported an aggregate other income of Rs. 2,329.5 million in FY03. This includes other income of Rs. 655.9 million of the copper business. Adjusted for this, other income in aluminium has dropped by 21% to Rs. 1,673.6 million, despite higher dividends and settlement of power dues from the Uttar Pradesh Power Corporation Limited. The fall is attributed to the higher base of last year, when your company gained from higher interest rates and a tax refund from the Income Tax Authorities.

Interest

Gross interest charges were higher at Rs. 1,785.9 million, including Rs. 664.9 million for the copper business. The actual interest outflow has been higher even on a comparable basis, but average interest rates have dropped from 10.3% to 9.0% in FY03. This is due to repayment of high cost debts and raising of fresh debt at benchmarked rates during the year.

In accordance with the Accounting Standard (AS-16), the Company capitalised a sum of Rs. 584.9 million and charged a net interest of Rs.1,201.0 million to the revenue account in FY03.

Depreciation

Depreciation stood at Rs. 2,642.2 million, including a sum of Rs. 889.4 million for the copper business. The depreciation at the aluminium business is 14% higher, due to the commissioning of the Brownfield expansion.

Your company has added a sum of Rs. 8,790.3 million to the Gross Block during FY03.

Current and Deferred Tax

The effective current tax rate was lower at 23.7% against 25.6% in FY02, because of the commissioning of the Brownfield expansion and a lower corporate tax rate. Current taxes stood at Rs. 2,520.0 million. A deferred tax provision of Rs. 652.5 million was made in FY03.

Extraordinary Items

Your Company incurred a one-time loss of Rs. 1,633.1 million associated with sale of stake in MRPL and acquisition of the copper business. The company decided to exit from Mangalore Refinery and Petrochemicals Limited (MRPL), a joint venture company, and sold its entire holding of 105,762,034 shares to Oil and Natural Gas Corporation (ONGC) at Rs. 2 per share, incurring a loss of Rs. 1,467.3 million. In addition, a sum of Rs. 165.9 million was incurred towards amalgamation of the copper business.

Net Profit

Your Company's net profit before extra-ordinaries stood at Rs. 7,454.5 million against Rs. 6,860.0 million in FY02. Adjusted for extra-ordinary losses, net profit is at Rs. 5,821.4 million in FY03.

Earnings Per Share

Your Company issued new shares as consideration for the copper business. Hence the equity capital increased from Rs. 744.6 million to Rs. 924.6 million. On a fully diluted basis, Earning Per Share (EPS) before extra-ordinaries declined from Rs. 92.1 to Rs. 80.6 in FY03. Cash Earnings Per Share (CEPS) before extra-ordinaries dropped from Rs. 114.0 to Rs. 111.2. Adjusted for extra-ordinaries, EPS and CEPS decline to Rs. 62.9 and Rs. 91.5 respectively.

Cash Flow Analysis

(In Rs. Million)

	FY 03	
SOURCE OF CASH	Amount	%
Cash from operations	8,825.7	55.0
Non-operating income	1,332.3	8.3
Net debt Inflows	5,685.0	35.4
Extraordinary Items (Sale of Investment)	211.5	1.3
Total	**16,054.5**	100.0
APPLICATION OF CASH		
Net capital expenditure	9,836.3	54.7
Investment in subsidiaries	4,399.3	24.5
Other investments (Net)	380.5	2.1
Business acquisition charges (Net)	69.2	0.4
Interest charges and lease rentals	1,156.9	6.4
Dividend payout - FY02	1,580.6	8.8
Equity buy back of equity shares	553.2	3.1
Total	**17,976.0**	100.0
Increase / (Decrease) in Cash and Cash Equivalents	(1,921.5)	

Source of Cash

Income from operations

Operations accounted for 55% of the source of cash. This reflects the strength of Hindalco's operations as it has been able to generate strong cash flows amidst extremely challenging operating environment.

Non-operating income

Non-operating income comprising of interest and dividend accounted for 8% of aggregate cash flows.

Net debt inflows

Your Company raised Rs. 7,500 million through the issue of Secured Redeemable Non-Convertible Debentures for general corporate purposes. Your Company enjoys 'AAA' rating and thus was able to raise funds at benchmark coupon rates. Net of repayments, debt inflows were at Rs. 5,685.0 million in FY03.

Even with debt associated with the copper business, the outstanding loan as at 31st March 2003 was at Rs. 23,950.2 millions, reflecting a debt-equity of 0.32. Net of cash, gearing is lower at 0.17. A sum of Rs. 3,068.2 million is payable within one year and accounts for 13% of outstanding loans.

Exit from MRPL

Your company exited from MRPL by incurring a loss of Rs. 1,467.3 million, charged to the revenue account in FY03, and received sale proceeds of Rs. 211.5 million.

Application of Cash

Capital Expenditure

Your Company invested Rs. 7,742.2 million towards ongoing Brownfield expansions in aluminium and copper businesses. Besides, a sum of Rs 2,094.1 million was spent towards other capital expenditure. The aggregate capital expenditure of Rs. 9,836.3 million, including Rs. 584.9 million of interests capitalised, accounted for 54.7% of cash utilisation in FY03.

Investment in Subsidiaries

A sum of Rs. 1,845.0 million in equity shares of its subsidiary, Indian Aluminium Company has been invested. In addition, a sum of Rs. 2,554.4 million was invested in Birla Mineral Resources Pty Limited and Birla Resources Pty Limited, for acquisition of the Nifty Copper Mines in Australia.

Other Investments

Net investments increased by Rs. 380.5 million. The Company made total profits in excess of Rs. 564.5 million in FY03.

Business acquisition charges

A cash charge of Rs.165.9 million was incurred on acquisition of the copper business, including stamp charges. Net of opening cash and cash equivalents at Birla Copper, net cash outflow was Rs. 69.2 million.

Interest and Lease Rents

Your Company has effected interest payments (net of capitalised interests) of Rs. 994.1 million, accounting for 5% of aggregate cash utilisation in FY03. Total interest accrued but not due as at the year-end was Rs. 268.7 million. Lease rentals of Rs. 162.8 million towards financial leases in the copper business were paid.

Dividend

A sum of Rs. 1,580.6 million was utilised for payment of dividend for FY02. This includes Rs. 575.4 million of dividend paid by Birla Copper as its share of dividend paid to shareholders of the erstwhile Indo Gulf Corporation Limited.

For FY03, the Board has maintained a dividend of Rs.13.5 per share even on expanded equity capital. On its approval and distribution, it will lead to a cash outflow of Rs.1,408.0 million, about 19% of net profit before extra-ordinaries.

Buy-Back of equity share capital

The buy-back of 746,916 shares at an average price of Rs.735.0 per share has resulted in an outflow of Rs. 548.9 million, accounting for 3% of cash utilisation during the year.

Working Capital Facility

Working capital facility of Rs. 5,300.0 million was committed. Of this, only Rs. 1,305.5 million has been drawn as at 31st March 2003.

Business Returns

ROACE has declined from 18.9% to 15.3% while ROAE (before extra-ordinaries) dropped from 15.9% to 13.4% in FY03. The fall in returns has to be viewed in the context of weak operating environment, problems at the Smelter and resultant squeeze on margins. In addition, substantial funds have been deployed towards the Brownfield expansion, the benefits of which will accrue from current year onwards. Your Company is thus hopeful of improving returns in the coming years.

Consolidated Financials

The consolidated financial results of Hindalco along with that of its subsidiaries and joint ventures is impressive. It reflects the robust performance of the company as shown below.

(In Rs. Million)

	Stand-Alone	Consolidated
Net Sales	49,755.4	63,908.6
Operating Profit	12,140.7	14,717.8
Profit before Extraordinary Items	7,454.5	8,269.7
Net Profit after Extraordinary Items	5,821.4	6,656.6
EPS (before Extraordinary Items) in Rs.	80.6	89.4
EPS (after Extraordinary Items) in Rs.	62.9	71.9

RISK MANAGEMENT

In a business environment, risk cannot be avoided and is indeed essential for growth. The differentiating factor between a successful and not-so-successful corporation is the way they manage the risk, both strategic and transactional. Your company has well-established systems that monitor risk and facilitate timely actions. The subsequent paragraphs highlight some of the risks that the company is exposed to and the mitigation measures taken by the company.

Commodity Price Risk

Aluminium

Aluminum is an internationally traded commodity and its prices are subjected to worldwide market forces of demand-supply and other such factors that influence price volatility. The company gets reference from quotations of the London Metals Exchange (LME) for its prices. The LME prices coupled with other factors such as import tariff, demand-supply situation and pricing by other producers help in determining prices in the local markets, which account for 83% of sales volumes. In the exports markets, sale price is determined in advance, though draws reference from the quotations of the LME. Your Company is at an advanced stage of initiating the hedging process, which should help minimise the impact of price volatility on the LME.

Copper

Like in Aluminium, copper is also an internationally traded commodity and prices draw their references from quotations on the London Metal Exchange. The company is a custom copper smelter and hence the fluctuations in metal prices on the LME are of pass through in nature. The commodity price risk arising from the time lag and quantity difference between the purchase of copper concentrates and sale of copper and precious metals is being managed effectively. This is done by hedging exposures in copper, gold and silver on the London Metal Exchange (LME) and London Bullion Markets Association (LBMA). The fluctuations in TC/RC is another risk factor in the custom copper smelting. Your Company addresses this problem through a well crafted strategy of securing most of its concentrate requirements through long term frame contracts and leaving only a small portion of requirement for purchases in the spot markets.

Foreign Exchange Risk

Your Company is exposed to foreign exchange risk as its selling price depends on the landed cost of imported metal. In addition, the company is exposed to foreign exchange risk on account of its exports and foreign currency loans as well as interest thereon.

Your Company gains from depreciation in the value of Indian Rupee against US Dollar due to its intrinsic linkage with selling prices. Looking to the recent performance of the Indian Rupee against US Dollar, there may be some risk of appreciation in the value of Indian Rupee against US Dollar. This can lower selling prices, thus affecting profitability of the company. While the trend of Rupee appreciation may be reversed with any sustained recovery in the US economy, to counter the impact, the company is evaluating hedging opportunities in the market.

In the case of depreciation in the value of Indian Rupee against US Dollar, your Company creates a natural hedge by linking export proceeds with imports and loan repayments. Your Company also uses foreign exchange forward contracts and options effectively to minimize foreign exchange risk associated with import of goods.

Interest Rate Risk

Your Company is exposed to interest rate fluctuations due to its US Dollar and Rupee denominated borrowings. Though the market for interest rate hedging in India is still at the nascent stage, your Company utilises the available hedging instruments effectively to minimise the impact of interest rate fluctuations from time to time. In case of foreign currency loans, Your Company proactively uses derivative instruments viz., floating to fixed rate agreements and cross currency swaps, to reduce interest costs.

Internal Control System

Hindalco has adequate internal control and MIS systems that define roles and responsibilities of people across various levels of the organisation. These systems facilitate effective checks and controls as well as tight monitoring on a continuous basis. Its management along with internal auditors evaluate and take measures to improve the internal control systems from time to time. In a detailed exercise carried out last year, internal auditors have identified the following areas as key focus areas for the near term. These include:

- Product – Pricing risk
- IT implementation and security
- Brownfield expansion project
- Supply chain management
- HR issues like succession planning, career planning and employee training
- Environment management.

The internal auditors, along with the management, have worked a programme to strengthen systems on these areas and confident of reaping its benefits in the coming years. In addition, a system has been put in place for reviewing these issues and their implementation status from time to time. A well-defined and integrated MIS that forms the basis for all management decisions such as the Planning and Budgeting, Capital Expenditure budgets, Parta, etc., is in place as well.

CONCLUSION

It was an extremely difficult year, but your Company has managed to overcome the problems through adoption of innovative measures and relentless focus on costs as well as customer centric marketing strategies. While doing so, your Company has also consolidated its position in the global non-ferrous arena even further through a landmark restructuring that has widened its growth canvas, strengthened financials and provided financial flexibility.

The year 2003-04 is going to be another landmark year for the company, as it will be characterised by good growth and a significant improvement in business profitability. The well-timed low cost expansions in aluminium and copper will help significantly. The attractive earnings growth and rising ROCE would be sustained even in the long term through implementation of value adding growth plans. We thus remain confident of delivering superior value for our shareholders.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

REPORT ON CORPORATE GOVERNANCE

Corporate Governance: Our Philosophy

Corporate Governance is about directing and controlling the company with the overriding objective of optimizing return for stakeholders. A good governance process aims to achieve this by providing long-term visibility of its businesses, ensuring effective relationship with stakeholders, establishing systems that help the Board in understanding risk appetite and monitoring risk at every stage of the corporate's evolution process. The corporate governance is not a matter of form, but of substance. It is an article of faith and should be integral to core values of the corporate.

At the Aditya Birla Group, we firmly believe that good governance is critical in sustaining corporate development, improving access to capital, increasing productivity and competitiveness. The quality of our governance process and disclosure practices stand testimony to our belief. We will remain committed to the adoption of best possible governance practices towards discharging our fiduciary responsibilities and protecting minority shareholder rights, at all times even in the future.

In line with this overall context, **Hindalco Industries Limited**, a member of the Aditya Birla Group, has been striving for excellence through adoption of best governance and disclosure practices over the last few years. The Company has been making significant disclosures on its Board of Directors and the management, business performance and outlook, significant risks and protective measures taken by the Company.

Your Company has continued the practice even during the year and has benchmarked its practices with the recommendations of the SEBI Committee on Corporate Governance, as highlighted in this report.

Compliance with the SEBI Code on Corporate Governance

1. The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of independent Directors where Chairman is non-executive and at least half of the Board should be Independent in case of an executive Chairman.

   The Board of Hindalco consists of 8 Non-Executive / Independent Directors, who together account for 88% of the Board. Of this, 4 Directors are Independent and includes a Nominee Director representing General Insurance Corporation of India, an investor.

Director	Executive/Non- Executive Independent[1]	No of Outside Directorship Held		Outside Committee Positions Held	
		Public	Private	Member	Chairman
Mr. Kumar Mangalam Birla	Non Executive	9	6	–	–
Mrs. Rajashree Birla	Non Executive	5	6	–	–
Mr. E. B. Desai	Non Executive	7	4	3	4
Mr. S. S. Kothari	Non Executive	1	1	–	–
Mr. T. K. Sethi	Independent	–	–	–	–
Mr. C. M. Maniar	Independent	12	6	7	1
Mr. M. M. Bhagat	Independent	5	–	3	2
Mr. K. N. Bhandari	Independent[2]	5	–	1	–
Mr. A. K. Agarwala	Whole-time Director	7	1	2	1

1 *Independent Director, as defined in Clause 49 of the Listing Agreement, is one, who apart from receiving Director's remuneration, do not have any other material pecuniary relationship or transactions with the Company, its promoters, management or its subsidiaries, which in judgement of the Board may affect independence of judgement of the Director.*

2 *Nominee of General Insurance Corporation of India (GIC) (An Investor)*

2. The Board should set up a committee under the chairmanship of a Non-executive Director to specifically look into issues relating to shareholders including share transfers and redressing of shareholder complaints.

The Company has an "Investor Grievance Committee" at the Board level to look into various issues relating to shareholders including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation / rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The composition of the Committee is as follows:

- *Mr E B Desai - Chairman*
- *Mr C M Maniar - Member*

During the year under review, the Committee met two times to deliberate on various matters referred above. Details of attendance by Directors for the Committee meetings are as follows:

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr E B Desai	2	2
Mr C M Maniar	2	2

Mr Anil Jhala, Company Secretary, acts as Secretary to the Committee.

3. To expedite the process of share transfers, the Board should delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority should attend to share transfer formalities at least once in a fortnight.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated to a committee of officers, who are authorised to transfer up to 1000 shares under one transfer deed. Details of share transfers/transmission approved by the committee are placed before the Board on a regular basis.

Name and Designation of Compliance Officer: Mr Anil Malik, Manager – Company Affairs

Details of complaints received, number of shares transferred during the year, time taken for effecting these transfers and the number of share transfers pending are furnished in the "Shareholder Information" section of this Annual Report.

4. The Corporate Governance Section of the Annual Report should make disclosures on remuneration paid to directors in all forms including salary, benefits, bonuses, stock options, pension and other fixed as well as performance linked incentives paid to the Directors

Details of remuneration paid to Directors are highlighted in subsequent paragraph.

5. The Board meetings should be held at least four times in a year, with a maximum time gap of four months between any two meetings and the minimum information as stipulated should be made available to the Board.

The Board of Hindalco met 6 times during the year. Agenda papers along with explanatory statements were circulated well in advance of each meeting of the Board of Directors. The Company placed before the Board, the workings of units, statements and information pursuant to Corporate Governance Practices, as required under Clause 49 of the Stock Exchange Listing Agreement.

Date of Board Meeting	City	No. of Directors Present
3rd May 2002	Mumbai	7
21st July 2002	Mumbai	7
31st July 2002	Mumbai	9
23rd October 2002	Mumbai	7
24th January 2003	Mumbai	7
12th February 2003	Mumbai	4

Directors' interest in the Company and Attendance Record

A. Non-Executive Directors

	Sitting* Fees Paid	Commission on Profits paid	Total Payments in 2002-03	No. of Board Meetings		Attended Last AGM@
			(In Rs.)	Held	Attended	
Mr. Kumar Mangalam Birla	40,000	73,99,000	74,34,000	6	6	Yes
Mrs. Rajashree Birla	5,000	61,000	66,000	6	1	Yes
Mr. E. B. Desai	55,000	3,74,000	4,29,000	6	4	Yes
Mr. S. S. Kothari	30,000	3,68,000	3,98,000	6	6	Yes
Mr. T. K. Sethi	15,000	1,84,000	1,99,000	6	3	Yes
Mr. C. M. Maniar	75,000	5,15,000	5,90,000	6	5	Yes
Mr. M. M. Bhagat	40,000	4,29,000	4,69,000	6	6	Yes
Mr. K. N. Bhandari	25,000	3,07,000^	3,32,000	6	5	Yes

@ Annual General Meeting Held on 31st July 2002 at Birla Mathushri Sabhagar, Mumbai

* *including committee meeting*

^ Commission paid to General Insurance Corporation as directors is a nominee of GIC

Note:

1. *No Director is related to others Directors on the Board, except for Mr Kumar Mangalam Birla and Mrs Rajashree Birla, who are Son & Mother respectively.*
2. *The Company has a policy of not advancing any loans to its Directors.*
3. *The Company had a policy of not paying any commission on profits to its Non-Executive / Independent Directors in the past. However the Company passed a resolution in the last AGM for payment of commission on profits, not exceeding Rs.15 million per annum to its Non-Executive Directors from the financial year 2001-02. The Board considered a payment of only upto Rs.10 million during the year 2002-03.*

B. Executive Director

Executive Director	Relationship with other Directors	Business relationship with the Company, if any	Remuneration paid during 2002-03			
			All elements of remuneration package i.e. salary, benefits, bonuses, pension etc.	Fixed component & performance linked incentives, alongwith performance criteria	Service contracts, notice period, severance fee	Stock option details, if any
Mr A K Agarwala	—	Whole-Time	Rs. 1,21,98,008	See note (a)	See note (b)	See note (c)

a) *Mr A.K. Agarwala was paid a sum of Rs.14,01,500 towards performance bonus linked to achievement of targets.*

b) *The appointment is subject to termination by three months notice in writing on either side. The appointment is for a period of 5 years from 11th September, 1998. No severance fees is payable to the Whole-Time Director.*

c) *The Company does not have any scheme for grant of stock options to its Directors or Employees.*

6. As part of the disclosure related to the Management, the Company should, in addition to the Directors' Report, annex a Management's Discussion and Analysis report which should form part of the Annual Report to the shareholders.

   Management's Discussion and Analysis forms part of the Annual Report.

7. All company related information like quarterly results, presentation made by companies to analysts may be put on company's web-site or may be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

   The Company makes presentation to Institutional investors and equity analysts on half yearly basis and also circulates presentations on the performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are available on the website of the Company (www.hindalco.com) and the Group (www.adityabirla.com).

8. There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

   A separate section on Corporate Governance forms part of the Annual Report. Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement of the Stock Exchanges in India forms part of this report.

9. The Non-Executive Chairman of the Company should be entitled to maintain a office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively ***(This is a non-mandatory requirement).***

   The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are available to enable him discharge his responsibilities effectively.

10. A qualified and an independent "Audit Committee" should be set up by the Board of the Company as it would go a long way in enhancing credibility of the financial disclosures and promoting transparency.

Hindalco has an Audit Committee at the Board level, comprising of three Independent Directors. The Chairman of the committee was elected from amongst the members. The composition of the Committee is as follows:

- *Mr M M Bhagat, Chairman*
- *Mr T K Sethi, Member*
- *Mr C M Maniar, Member*

The terms of reference of the Audit Committee is in conformity with the requirements as per Clause 49 of the Listing Agreement with Stock Exchanges and the Companies Act, 1956. During the year under review, the Audit Committee of the Board met 2 times to deliberate on the various matters:

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr M M Bhagat	3	3
Mr T K Sethi	3	0
Mr C M Maniar	3	2

Mr A K Agarwala, Whole-Time Director and Mr R K Kasliwal, Chief Financial Officer are permanent invitees of the Audit Committee. Mr. Anil J. Jhala, Company Secretary, acts as Secretary to the Committee.

During the year, the Board of Directors of the Company constituted a Finance Committee at the Board level, in their meeting held on 31st July 2002. The Committee was constituted to consider and approve routine matters which includes, availing of fund based and non-fund based limits, short term loans and advances from banks and financial institutions, to open, close and revise instructions for operation of Bank accounts, to execute various deeds, documents, agreements and other papers with various agencies including Government agencies like Electricity Board etc., to execute and revoke Power of attorney from time to time on required basis, to explore the options and proposals for restructuring, consolidations of business, merger, demerger and matter related thereto and to exercise such other acts, deeds, things and powers as may be delegated to the Finance Committee by the Board from time to time. The Committee met once on 24th January 2003 during the year.

The Committee comprises of four Directors, 50% of whom are Independent. Details of the composition of the Committee are as follows:

- *Mr. Kumar Mangalam Birla (as Chairman)*
- *Mr. E.B. Desai*
- *Mr. C.M. Maniar*
- *Mr. A.K. Agarwala*

11. The Board should set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment. (This is a non-mandatory requirement).

    Hindalco does not have a Remuneration Committee. The remuneration of the Whole-Time Director is fixed by the Board of Directors.

12. No Director should be a member in more than 10 committees or act as chairman of more than five committees across all companies in which he is a Director. Furthermore, it should be a mandatory annual requirement for every Director to inform the company about the committee positions he occupies in other companies and changes.

    No Director of the Company is a member in more than 10 Committees or Chairman of more than 5 Committees across all companies in which he/she is a Director.

13. The Company should provide a brief resume, expertise in specific functional areas and names of companies, in which the person also holds the Directorship and the membership of Committees of the board, while appointing a new director or re-appointing an existing director. These should form part of notice to shareholders.

    Relevant details form part of the explanatory statement of the Notice of the Annual General Meeting, annexed to this Annual Report.

14. Disclosures to be made to the Board by the management relating to all material, financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large. These include dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives, etc.

    No transaction of material nature has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company.

15. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders. (This is a non-mandatory requirement).

    "Performance Update" consisting of financial and operational performance is being sent to the shareholders since 2000-01 and this practice has continued this year as well.

16. The financial institutions should, under normal circumstances, have no direct role in the decision making of the Board of the Company. They should not have nominees on the Board, merely by virtue of their financial exposure in the company. There is however a ground for the term lending financial institutions to have nominees on the Boards of the borrower companies, to protect their interests as creditors. In such cases, the nominee directors should take an active interest in the activities of the Board and assume equal responsibility, as any other director on the Board.

    Not a Company level issue. At present, the Board has one Nominee Director – Mr K N Bhandari, representing General Insurance Corporation of India (GIC) – an Investor

Other disclosures

1. Details on Annual General Meetings

1.1. Location and time, where last three AGMs held

Year	Location	Date	Time
2001-02	Birla Matushri Sabhagar, Mumbai	31st July 2002	3.30 p.m.
2000-01	Birla Matushri Sabhagar, Mumbai	1st August 2001	3.30 p.m.
1999-00	Birla Matushri Sabhagar, Mumbai	1st August 2000	3.30 p.m.

1.2. Whether special resolutions were put through postal ballot last year? No

1.3. Are votes proposed to be conducted through postal ballot this year? Will be done as per Law

2. Disclosures on materially significant related party transactions i.e. transactions of the company of material nature, with its Promoters, the Directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of company at large.

   None. The Schedule 33 of the Annual Accounts contained the list of related party transactions as required by the Accounting Standard (AS) 18 on 'Related Party Disclosures' issued by the Institute of Chartered Accountants of India (ICAI).

3. Details of non-compliance by the Company, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

   None

4. Means of communication

4.1 Half-yearly report sent to each household of shareholders	*Yes*
4.2 Quarterly results	
4.2.1 Which newspapers normally published in	*The Economic Times – All editions* *Maharashtra Times, Mumbai*
4.2.2 Any website, where displayed	*www.adityabirla.com*
4.3 Whether it also displays	
4.3.1. All official news releases	*Yes*
4.3.2. Presentation made to Investors/Analysts	Yes
4.3 Whether MD&A is a part of Annual Report	Yes
4.4 Whether Shareholder Information section forms part of the Annual Report	Yes

SHAREHOLDER INFORMATION

1. Annual General Meeting

– Date and Time	: 31st July 2003 at 3.30 P.M.
– Venue	: Birla Matushri Sabhagar, 19, Marine Lines, Mumbai-400020.

2. Financial Calendar:

– Financial reporting for the quarter ending June 30, 2003	: End July 2003
– Financial reporting for the half year ending September 30, 2003	: End October 2003
– Financial reporting for the quarter ending December 31, 2003	: End January 2004
– Financial reporting for the year ending March 31, 2004	: End April 2004
– Annual General Meeting for the year ended March 31, 2004	: End July 2004

3. Dates of Book Closure : 16th July 2003 – 31st July 2003 (Both Days Inclusive)

4. Dividend Payment Date : on or after 5th August 2003

5. Registered Office : Century Bhavan, 3rd Floor,
Dr Annie Besant Road,
Worli, Mumbai-400 025.
Phone : (91-22) 5662 6666
Fax: (91-22) 2422 7586/2436 2516
E-Mail: ajjhala@adityabirla.com
Web: www.adityabirla.com

6 (a) Listing Details :

Equity Shares	Global Depository Receipts (GDRs)
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street, Mumbai - 400 023	Societe de la Bourse de Luxembourg, Societe Anonyme RC B6222, B.P. 165, L-2011 Luxembourg.
National Stock Exchange of India Limited Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai-400 051	
The Calcutta Stock Exchange Association Limited 7 Lyons Range, Kolkata 700 001.	
The Delhi Stock Exchange Association Limited DSE House, 3/1, Asaf Ali Road, New Delhi 110002	
Madras Stock Exchange Ltd., Stock Exchange Building 11, Second Line Beach, Chennai - 600 001	

Note : Listing fees for the year 2003-04 have been paid to the respective Stock Exchanges in India. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2003.

6(b) Overseas Depository for GDRs : Morgan Guarantee Trust Company of New York
60 Wall Street,
New York, NY 10260
Tel.: 1-302-552 0253 Fax: 1-302-552 0320

6(c) Domestic Custodian of GDRs Custody Services, : Citi Bank N.A.
77 Ramnord House, Dr. Annie Besant Road
Worli, Mumbai 400025.
Tel.: 91-22-24975301 Fax: 91-22-24937620

7. Stock Code :

	Reuters	Bloomberg
Bombay Stock Exchange	HALC.BO	HNDL IN
National Stock Exchange	HALC.NS	NHNDL IN
Luxembourg Stock Exchange (GDRs)	HALCq.L	HDCD LI

8. Stock Price Data

Month	*Bombay Stock Exchange*				*National Stock Exchange*				*Luxembourg Stock Exchange*		
	High	*Low (In Rs.)*	*Close*	*Av. Vol. (In Nos)*	*High*	*Low (In Rs.)*	*Close*	*Av. Vol. (In Nos)*	*High*	*Low (In US$)*	*Close*
Apr-02	778.0	700.0	728.3	58,948	785.0	702.6	730.2	23,747	17.8	16.1	16.3
May-02	759.9	690.0	696.2	28,773	755.0	683.0	694.4	34,240	17.5	15.3	15.3
Jun-02	727.1	677.0	710.6	35,009	729.0	672.0	712.0	32,112	15.8	15.0	15.5
Jul-02	718.0	611.0	627.6	29,499	716.0	614.0	625.5	35,359	15.8	13.2	13.3
Aug-02	634.0	530.3	594.1	26,516	699.0	541.5	593.9	40,810	13.5	11.9	13.4
Sep-02	610.0	520.0	522.6	35,731	600.0	520.0	522.4	24,500	13.1	10.8	10.8
Oct-02	532.0	469.4	495.6	47,680	606.0	460.0	492.9	67,760	10.7	9.9	10.3
Nov-02	550.0	489.0	540.3	37,488	561.0	489.0	540.0	83,388	11.4	10.3	11.3
Dec-02	595.0	535.0	586.4	52,515	599.0	526.0	586.1	75,123	12.4	11.4	12.4
Jan-03	613.5	580.1	600.0	35,889	620.0	562.0	600.0	66,874	12.8	12.4	12.7
Feb-03	614.0	565.1	587.3	24,801	658.0	562.2	587.3	55,738	12.8	11.7	12.1
Mar-03	594.8	530.2	534.5	17,003	600.0	500.1	534.6	54,240	12.3	11.3	11.4

9. Stock Performance



Hindalco — Stock Performance (Indexed)
110
100
90
80
70
60
50
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Hindalco
Nifty
Sensex

10. Stock performance over the past few years:

(In %)	1 year	3 years	5 years
Hindalco	**(–) 30.6**	**(-) 27.3**	**(–) 20.2**
BSE Sensex	(–) 12.1	(–) 39.0	(-) 21.7
NSE Nifty	(–) 13.4	(-) 36.0	(-) 12.4

11. Registrar and Transfer Agents : In house Share Transfer
Share Transfer Department
Hindalco Industries Limited
Ahura Complex,1st floor, B Wing, Mahakali Caves Road
Andheri (East), Mumbai- 400 093.
Tel: (91-22) 5691 7000 /18/ 20
Fax: (91-22) 5691 7001
E-mail: amalik@adityabirla.com

12. Share Transfer System : The Securities Transfer Committee meets on fortnightly basis for approval of share transfers in physical form. The processing activities with respect to requests received for share transfers are completed within 7-10 days from the date of their receipt at the Share Department of the Company, provided the necessary documents are in order.

Upon completion of the share transfer process, an offer letter is sent to the transferee with an option to receive credit of the transferred shares in electronic form, if so desired, under the "Transfer cum Demat" facility extended by the Company. In terms of SEBI's Letter No. D&CC/NSDL-CDSL/3524/2003 dated 12.02.2003, this facility is available for transfer upto 500 shares. Shareholders who opt to avail this facility by submitting the offer letter alongwith Dematerialisation Request Form (DRF) duly authenticated by Depository Participant (DP), receive electronic credit of their shares in their Demat account maintained with the DP.

In case transferee opts to receive transferred share certificate(s) in physical form or does not submit the offer letter within the stipulated time, share certificate(s) is/are sent to the transferee.

The total number of shares transferred in the physical form during the year was 50,446 (previous year 104,389). Transfer of shares in the physical segment is significantly lower during the year since more than 80% of the outstanding capital is in the dematerialized form and dealing in the Company shares are permitted on in the dematerialized form in all Stock Exchanges.

	2002-2003			2001-2002		
Transfer period (in days)	No of Transfers	No of Shares	%	No of Transfers	No of Shares	%
1-10	220	15100	29.9	404	31320	30.0
11-15	151	12500	24.8	305	36530	35.0
16-20	35	2550	5.1	170	21050	20.1
21-30	47	20296	40.2	240	15489	14.9
31 and above	-	-	-	-	-	-
Total	453	50446	100.0	1119	104389	100.0

13. Investors Services:

(a) Complaints received during the year.

Nature of complaints	2002-2003		2001-2002	
	Received	Cleared	Received	Cleared
1. Relating to Transfers, Transmissions etc.	05	05	03	03
2. Dividend, Interest, Redemption etc.	11	11	13	13
3. Change of Address	-	-	-	-
4. Demat-Remat	-	-	04	04
5. Others	34	32	38	35
Total	50	48	58	55

(b) Legal proceedings on share transfer issues, if any : Nil

(c) Shares pending for transfer : Nil

14. (a) Distribution of Shareholding as on 31st March :

	2002-2003				2001-2002			
No of equity Shares held	No of Share holders	% of Share holders	No of Share held	% share holding	No of Share holders	% of share holders	No of Shares held	% share holding
1-100	132,056	85.97	2,978,472	3.22	20,040	55.7	764,481	1.0
101-200	8,196	5.34	1,215,647	1.31	5,294	14.7	789,765	1.1
201-500	7,845	5.11	2,530,432	2.74	6,025	16.8	1,955,474	2.6
501-1000	3,106	2.02	2,198,479	2.38	2,686	7.5	1,882,793	2.5
1001-5000	1,964	1.28	3,737,506	4.04	1,598	4.4	2,969,591	4.0
5001-10000	158	0.10	1,106,832	1.20	98	0.3	672,429	0.9
10001 and above	282	0.18	78,707,907	85.11	214	0.6	65,425,630	87.9
Total	153,607	100.00	92,475,275	100.00	35,955	100.0	74,460,163	100.0

(b) Buy-Back of Shares:

The Board resolved in the Meeting held on 30/1/2002 to buy back 10% of the paid up capital plus free reserves. The Board of Director in their meeting held on 21st July 2002 decided to close the Buy Bank w.e.f 22nd July 2002. The details of the buy back programme were as follows:

- No. of Shares to be bought back : 7,446,597 equity shares
- Maximum Price for Buy-Back : Rs.825/-
- Date of opening : 08th February 2002
- Date of closure : 21st July 2002
- No. of shares bought back as at year end : 758,530 equity shares
- Total consideration paid for Buy Back : Rs. 55.74 crores
- Details of shares bought back during financial year 2002-2003)

(5807 Shares were bought back during financial year 2001-2002) :

Month	BSE			NSE		
	Avg. Price (Rs.)	Amount (Rs.)	No. of Shares	Avg. Price	Amount (Rs.)	No. of shares
April-02	734.76	44,69,82,373.51	6,08,339	733.97	9,57,27,126.23	1,30,423
May-02	747.14	1,04,30,860.81	13,961	Nil	Nil	Nil

15. Categories of Shareholding (as on 31st March)

	2002-2003				2001-2002		
Category	No of Share Holders	% of share holders	No of Shares held	% share holding	No of share holders	No of Shares held	% share holding
Promoters	31	0.02	22,533,593	24.37	25	16,961,842	22.8
Mutual Funds & UTI	173	0.11	10,699,210	11.57	51	9,518,000	12.8
Banks, Financial Instutions	123	0.08	13,125,202	14.20	99	6,031,865	8.1
FIIs	151	0.10	10,772,423	11.65	160	14,978,375	20.1
Corporates	2,521	1.64	3,741,518	4.04	811	2,421,308	3.3
Individuals	145,109	94.47	13,720,024	14.84	34,554	8,785,716	11.8
NRIs/ OCBs	5,497	3.58	4,467,129	4.83	254	3,381,933	4.5
GDRs	1	0.0	13,416,176	14.50	01	12,381,124	16.6
Total	153,606	100.0	92,475,275	100.0	35,955	74,460,163	100.0

16. Dematerialisation of Shares and Liquidity: Over 80.93% of outstanding shares (incl.14.5% of outstanding capital in the form of Global Depository Receipts) have been dematerialized. Trading in Hindalco Shares is permitted only in the dematerialized form from 5th April, 1999 as per notification issued by The Securities and Exchange Board of India.

17. Details on use of public funds obtained in 3 years: Not Applicable

18. Outstanding GDR/Warrants/Convertible Bonds: Outstanding number of GDRs as on 31st March 2003 are 13,416,176 (Previous year 12,381,124). Each GDRs represent one underlying equity share. There are no warrants/convertible bonds outstanding at the year end

19. Plant Locations:

Principal Office & Works
P.O Renukoot -231217
Dist Sonbhadara, Uttar Pradesh.
Tel : (05446) 252077-9
Fax : (05446) 252107

Birla Copper Division
P.O. Dahej, Lakhigam
Dist. Bharuch – 392 130
Gujarat
Tel: (02641) 256004-06, 251009
Fax: (02641) 251002-3
Email: birlacopper@adityabirla.com

Renusagar Power Division
P. O. Renusagar
Dist. Sonbhadara, Uttar Pradesh.
Tel : (05446) 272502-5
Fax : (05446) 272382

Foils & Wheels Division
Village Khutli, Khanvel,
Silvassa-396 230
U T of Dadar & Nagar Haveli
Tel : (0260) 2677021-4
Fax : (0260) 2677025

20. Investor Correspondence :

The Company Secretary
Hindalco Industries Limited
Century Bhavan, 3rd floor,
Dr Annie Besant Road,
Worli.Mumbai-400 025.
Phone: (91-22) 24308491/24308692
Fax: (91-22) 24227586/24362516
Email: ajjhala@adityabirla.com

21. Per share data :

	2002-03	2001-02	2000-01	1999-2000	1998-99
Net Earnings (Rs.mn)	5,821	6,860	6,781	6,124	5,668
Cash Earnings (Rs.mn)	8,464	8,402	8,205	7,477	6,914
EPS (Rs)	62.9	92.1	91.1	82.2	76.1
CEPS (Rs)	91.5	112.9	110.2	100.4	92.8
Dividend per share (Rs)	13.5@	13.5	12.0	8.0	6.5
Dividend pay out (%)	24.2@	14.7	13.2	9.7	8.5
Book Value per share (Rs)	761.0	674.9	588.0	510.2	437.2
Price to earning (x) *	8.5	8.4	8.5	8.9	6.1
Price to cash earning (x)*	5.8	6.8	7.0	7.3	5.0
Price to Book Value(x)*	0.7	1.1	1.3	1.4	1.1

**Stock Prices as on 31st March.*

@ Proposed

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Shareholders who have not yet encashed their dividend warrants for the years 1995-96 to 2001-2002 may approach the Company for revalidation/issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers.

22.1 In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies - Maharastra by submitting an application in the prescribed form.

22.2 Shareholders are advised that dividends for the financial year ended 31st March, 1996 onwards which remains unpaid/unclaimed over a period of 7 years have to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members. The dividend for the FY 1995-96 would be transferred to IEPF in the month of August 2003. The company has already sent the individual intimation letters to all the shareholders who have not claimed the dividend for the FY 1995-96

Upon effectiveness of the Scheme of Arrangement under the Companies Act, 1956 between Indo Gulf Corporation Limited (IGCL), Hindalco Industries Limited (Hindalco) and Indo Gulf Fertilisers Limited (IGFL), all unpaid dividend amounts of the then IGCL for FY1995-96 to FY2001-02 have been taken over by the Company. Members who have not yet encashed their dividend warrant for the above years may approach for issue of demand draft(s) in lieu thereof.

As required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules 1978, the then IGCL has transferred all unclaimed dividend upto FY 1994-95 to the General Revenue Account of the Central Government. Members who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies, Uttar Pradesh & Uttaranchal, Westcott Building, The Mall, Kanpur-208 001 (U.P.) by submitting an application in the prescribed form.

Members are advised that dividends of IGCL for FY1995-96 onwards which remains unpaid/unclaimed over a period of 7 years have to be transferred to the Investor Education & Protection Fund (IEPF) constituted by the Central Government under Sec. 205A & 205C of the Companies Act, 1956. Members who have not claimed the dividend for these years are requested to lodge their claim, as under the amended provisions of Sec. 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by them. Further, the unpaid dividend amount of FY95-96 is due for transfer to the IEPF by end August, 2003. Those members whose dividend for the said year is unpaid may please immediately approach for the needful.

22.3 Shareholders are requested to provide particulars of their bank account details for availing '*Electronic Clearing Service*' (ECS) facility in the form attached. Further, ECS facility is also available to the beneficial owners of shares in demat form. Those desirous of availing the facility may provide their mandate to the Company in writing, in the form attached.

22.4 Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of their receipt at Registered Office.

23. INVESTOR SERVICES

23.1 Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 31st May, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

23.2 Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Share Department of the Company at Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (East), Mumbai - 400 093 and not to any other office(s) of the Company.

23.3 Beneficial Owners of shares in demat form are advised that in terms of the regulations of NSDL & CDSL, their Bank Account details, as furnished to the Depository Participants (DP), will be printed on their dividend warrants. The Company will not entertain requests for change of such bank details printed on their dividend warrants.

23.4 Shareholders holding shares in physical form are requested to notify to the Company, change in their address/ Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP as the same are maintained by the DPs.

23.5 To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

23.6 Non-resident members are requested to immediately notify :-

- change in their residential status on return to India for permanent settlement;
- particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

23.7 In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to Company along with original or certified copy of FIR/acknowledged copy of the complaint.

23.8 For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

23.9 Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

23.10 Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificates in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

23.11 Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form.

23.12 Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

23.13 Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication.

ENVIRONMENTAL REPORT — GREEN AT HEART



We take pride in sharing with you that your Company has become a member of the Global Compact. This International forum, which operates under the aegis of the United Nations, is an initiative of Dr. Kofi Annan, the U.N. Secretary General. Launched in July 2000, the Global Compact aims to advance responsible corporate citizenship, in the hope that business can help proactively resolve the challenges of globalisation. Dr. Annan's vision is to usher in "a more sustainable and inclusive global economy". This is in tune with our philosophy, given that Corporate social responsibility and sustainable development are part of our Group's core values.

The Global Compact has stipulated nine principles in the areas of human rights, labour and the environment. As a corporate, we espouse these principles. In fact, they have been institutionalized in your Company from the early stages of its inception.

However, having joined the Global Compact and in line with its directions, we have now articulated the same.
The Nine Principles of the Global Compact are :

Human rights :

1. Businesses should support and respect the protection of internationally proclaimed human rights; and
2. Make sure they are not complicit in human rights abuses.

Labour Standards :

3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.
4. The elimination of all forms of forced and compulsory labour.
5. The effective abolition of child labour; and
6. Eliminate discrimination in respect of employment and occupation.

Environment :

7. Businesses should support a precautionary approach to environmental challenges.



Lush green Hindalco Township and Factory.

8. Undertake initiatives to promote greater environmental responsibility; and

9. Encourage the development and diffusion of environmentally friendly technologies.

In the preceding Chapter titled, "Making a Difference", we have demonstrated our commitment to the cause of humanity, exemplified by the work that we do among more than half a million people. That over the last two and a half decades not a single manday on the shopfloor or in the factories has been lost, is a shining example of the manner in which we respect human rights and our workforce, and in turn enjoy their esteem and dedication. We have a stated Environment Policy and a Social Vision as well, which embrace the nine principles of The Global Compact and are binding in our operations. This Chapter on Environment Protection furthers this premise.

We are committed to sustainable development. For us, this goes far beyond pollution prevention and tinkering with environmental stipulations that are regulatory. It is an integral part of our philosophy. Hence, environment considerations are always factored in our decision-making processes.

At all our plants at Renukoot and Renusagar in Uttar Pradesh and Silvassa in Dadra and Nagar Haweli and Bauxite Mines at Lohardaga in Jharkhand and Samri in Chhattisgarh and the Copper Plant at Vagra Taluka, at Dahej in Gujarat, environment protection is a priority. All our installations, in both Aluminium and Copper, are ISO 140001 EMS (Environment Management System) certified.

We relentlessly pursue the development of cleaner production processes that inherently reduce pollution levels and require fewer resources. To help us gauge and benchmark our environment management systems, we engage external parties in environmental auditing. For instance, KPMG Peat Marwick and the U.P. and Gujarat State Pollution Control Board certified auditors, conduct periodic audits at our Units. Alongside, trained environmental systems auditors also run regular checks. These reports validate our commitment to environment protection.

Automated Industrial Effluent Treatment Plants are in operation at the locations. At full-fledged sophisticated laboratories, the quality of effluents, water and air emissions is tested and monitored on an ongoing basis. Most of the treated effluent is re-cycled, for in-process use and towards horticulture.

To conserve water, the co-generation plant under installation proposes to use recycled water. The present installation is also being upgraded keeping this objective in mind.

To protect the environment, the two new boilers at Renusagar Power Division are designed with superior efficiency norms that will help in controlling green house gases as well. Simultaneously, the electrostatic precipitators are also designed to control emission below 80 mg per cubic meter, substantially lower then the required norms.

To keep the atmosphere clean, we have set up hi-tech electrostatic precipitators, bag-houses, cyclones and scrubbers, wherever necessary. Towards further protecting the environment, a Fume Treatment Plant in its new Baking Furnace is being commissioned at Renukoot, the first of its kind in India. This new plant will bring down the level of gaseous emissions significantly. We are also committed to retrofit the older Dry Scrubbing System on Pot Line IV to match values achieved by the newer ones. Likewise, the old boilers in the captive power plant at Renusagar are being refurbished to meet latest norms even though they are working well.

The electrostatic precipitators (ESPs) at Birla Copper also help to recover copper along with the dust particles. In the Captive Power Plant, a hot ESP has been installed to control ash from being emitted into the atmosphere. Emissions from all stacks of the plant not only meet the statutory norms of suspended particulate matter emissions but also are far below the norms for majority of stacks.

The Sulphuric Acid Plant, based on the Double Conversion Double Absorption (DCDA) process gives a very high sulphur recovery and emissions from this meet the latest norms set by the Ministry of Environment and Forest and Gujarat Pollution Control Board.

The quest to innovatively dispose waste generated is ceaseless. In fact, your Company at Renukoot has many path breaking achievements to its credit. It was the first company in India to introduce dry stacking of Red Mud. It was also a pioneer in promoting the recovery of fluorine values from Spent Pot Lining for the production of valuable cryolite, a raw material used in the smelters, and use the carbon residue as fuel in the boilers. This has since been patented.

At Birla Copper, our constant endeavour is to work towards useful utilisation of various waste products. Granulated slag, a ferro silicate compound generated in the manufacturing process is used as construction material. Fly ash is provided on free of cost basis to the user, mainly brick manufacturers. Phosphogypsum generated during process has applications as a soil conditioner and as an additive in the cement sector.

We believe increased energy efficiency has the maximum potential in the move towards sustainable development. Fuel efficient Gas Suspension Calciners and highly efficient and larger capacity PF & FBC Boilers with cogeneration facilities, have led to a phenomenal saving in fuel consumption at Renukoot.

The advanced hi-tech Dry Scrubbing Systems installed in all the Pot Lines, not only ensures the minimum possible fluorine emission but also restricts alumina losses to the bare lowest. Micro-processor based controls in the smelter and baking furnaces help to save energy, adding to the twin benefit of optimizing valuable raw material consumption.

Until now, In Aluminium business, we have invested Rs. 290 crores in environmental protection and we expect to invest an additional Rs.100 crores in the foreseeable future. Similarly, at Birla Copper investments exceed Rs. 178 Crores and an additional amount of Rs. 55 Crores is expected to be invested further.

While investing heavily in eco-efficiency, we continue to inculcate a mindset with a bias towards sustainable development, among our employees. Our drive towards afforestation is a movement. Nowhere in any of our Plants is the land barren. Our people are engaged in rooting saplings, which bloom and drape our Plants in greenery, interspersed with the blossom of a thousand flowers.

SOCIAL REPORT

Beyond Business – Reaching out to Communities : Making A Difference

We have always looked beyond the traditional spheres of influence and addressed the larger issues facing people around our Plants and beyond. Our Social Projects are carried out under the aegis of the "Aditya Birla Centre for Community Initiatives and Rural Development", which is spearheaded by Mrs. Rajashree Birla, your Director. The Centre provides the strategic direction and the thrust areas for our work, ensuring performance management as well.

Your Company views its social responsibility very seriously, far transcending mere cheque-book philanthropy. Corporate Social Responsibility is accorded as much importance as business projects. Therefore, your Company's social vision forms an integral part of the business vision. Your Company has a One Year Plan and a 3-Year Rolling Plan, which meshes with the business plans.

Our vision is **"To actively contribute to the social and economic development of the communities in which we operate and beyond. In so doing build a better, sustainable way of life for the weaker sections of society and raise the country's human development index".**


FICCI

For helping stem the population tide, through the 'Mother and Child Care Project', the Prime Minister Mr. Atal Behari Vajpayee presented Mrs. Rajashree Birla with the 'FICCI Award' for exemplary work in Family Welfare.

Our Focus Areas :

Our focus areas are : health care, inclusive of mother and child care; education; self-reliance through the engine of sustainable livelihood, also encompassing agricultural and water-shed development activities and women empowerment processes, infrastructure support and espousing social causes.

"I would like to share with you what have been our key learnings.

- *Firstly : Integration of the social vision into the business vision has been very useful as it has given a tremendous focus to this activity.*
- *Secondly : Having a One-Year Plan and a Three-Year Rolling Plan on community projects, with milestones and measurable targets has enabled us to factor accountability and performance management into our Projects.*
- *Thirdly : Having our Projects audited by reputed external agencies, who measure it on qualitative and quantitative parameters, has aided us in gauging the effectiveness of our work and provided excellent inputs into what more needs to be done and the way, going forward.*
- *Fourthly : The Government has in their 5-Year Plans, special funds earmarked for human development and we recourse to many of them. Working as catalysts and networking with the Government and other like-minded bodies has been both useful and fulfilling. "*

— Mrs. Rajashree Birla

The Project Identification Mechanism :

We have adopted 340 villages in proximity to our plants at Renukoot and Renusagar in Uttar Pradesh and Silvassa in Dadra and Nagar Haweli and Bauxite Mines at Lohardaga in Jharkhand and Samri in Chhattisgarh and another 35 villages surrounding our Copper Plant at Vagra Taluka, at Dahej in Gujarat.

Along with the villagers, your Company assesses their unfulfilled basic needs, which are then discussed with the village Panchayats. Based on a consensus, we prioritise them and thus projects evolve.


सूचना पट्ट
हिण्डालको इण्डस्ट्रीज
पावर
ग्रामीण विकास कार्यक्रम के

Child Immunization Camp organised at Renusagar.

Health Care

To provide health care to villagers, we organise Medical Camps. In 510 Medical Camps conducted by us, over 47,109 villagers were given a health check-up. People afflicted with various ailments range from polio, to leprosy, to tuberculosis, to cardiovascular problems, to blood-related issues, to visual and physical impairment, come to the Camps. Patients who cannot be treated at the Camps are taken to the Company's hospitals, wherever feasible, and cared for.

In collaboration with the District Health Authorities and other social clubs like Mahila Mandal, our teams, at our various sites, helped immunise 28,102 children. At the nine Cataract Operation Camps, run by the aluminium business, 1545 patients were examined and 515 senior citizens were operated upon. In artificial limbs fitment camps, conducted at Renukoot, 30 physically impaired persons were provided with artificial supports and 9 patients were operated upon for reconstructive surgery. At our hospital in Renukoot, more than 100,000 villagers were treated in the out-patient department and 290 tuberculosis patients were tended with medicines supplied free of cost and completely cured. Likewise 79 patients suffering from leprosy, were looked after by us. After being released from treatment, they have been aided to get into the mainstream of society. Medical care was also provided for major


आदित्य बाल विद्या मन्दिर

Village children coming out of the Aditya Birla Bal Mandir at Gulal Jharia.

and minor operations and child-birth. A majority of the patients who come to our hospitals belong to families below the poverty line, therefore they are treated free of cost.

Over the last two years, we have revved up our efforts to stem the population tide. A holistic Mother and Child Health Care Project, launched at Renukoot and Vagra Taluka at Dahej has met with great success. At Renukoot, at 191 Family Welfare Camps organized, 3175 ladies underwent pre-natal care, 5239 post-natal care and over 6050 ladies were treated for sexually transmitted diseases and reproductive tract infections. Alongside, nine Family Planning Operation Camps were conducted, catering to 2000 women and 27 men.

At Dahej, we were able to convince 475 families to opt for the two-child family norm.

Spreading Literacy

Deep in the interiors, endeavouring to raise the literacy level is indeed a challenge. We promote adult education, balwadis, pre-primary centers, non-formal and remedial centers, besides helping schools run by the District authorities. Over 1570 children study at the 16 Aditya Balvidya Mandirs, the 7 Balwadis and the 3 non-formal Education centers run by our teams at Renukoot and other locations in our aluminium business. At Renukoot 48 girls have been given Merit Scholarships.

At Dahej also, we help to spark the desire to learn at all levels. Our involvement has helped raise the literacy rate to 52% from 38% over a span of five years.

Interestingly, at Dahej, our employees have volunteered to adopt economically weak students. They contribute Rs.100 every month, reaching out to 125 students from the surrounding villages. Additionally, 4500 students from 17 primary schools are aided by us through the provision of books, uniforms and other supportive material.

To inject the spirit of competition among the students, this year at Dahej, we organized inter-school competition. More than 3700 students from 18 schools enthusiastically participated.

Towards sustainable livelihood

To empower men and women to attain financial independence, we hone their skills through extensive training in different vocations that have the potential to provide them with a steady source of income. Our aluminium division has conducted more than 50 training programmes this year on the repair and maintenance of diesel pump-sets, hand pumps, cycles, on bee-keeping, making ropes, bamboo baskets, tailoring and knitting. To get the trained youth started, we mentored 309 rural entrepreneurs, providing them with seed capital to kick start their enterprises.

To scientifically train the rural people on novel rural technologies that will help bolster their income, we will soon be commissioning "The Aditya Birla Rural Technology Park" at Muirpur Block in Sonebhadra District. A state-of-the-art professionally managed Institute, we expect this initiative to bring about a tremendous transformation in the villages.

Through the Watershed Development Project, run by our aluminium division, we work to ensure the optimum use of land and water resources, raise the ground water table and promote multi cropping. We are attaining this as an ongoing process through the installation of hyder towers, pedal pumps, erection of bandhs and digging wells.

This year, through the setting up of 23 hyder towers, 22 check-dams, 17 water channels, 37 wells and 212 pedal pumps, more than 1790 acres of land has been brought under irrigation. Over 2758 families, spanning 73 villages and constituting a farm population of 16,450 people, have been the beneficiaries of these initiatives.

As you are aware, we have also been able to provide water to over a lac of people in 103 villages through working with Unicef and the UP Jal Nigam.

We are also pleased to share with you that our copper division, Birla Copper, has been chosen as one of the NGOs to implement "Swa Shakti Project". This project seeks to empower rural women in 28 villages of Vagra Taluka of Bharuch district. It has since been implemented in 28 villages through the formation of 60 Women Self Help Groups comprising 983 women members. Already four women Self Help Groups have been recognized by the District Development Agency by way of financing Rs.10,000/- as a corpus fund. Additionally, 12 women widows have been enlisted for the pension scheme and 35 women have been identified for a self-employment project through the District Industrial Centre and Gramin Bank for financial support. Furthermore, 6 women groups have been trained in income generation activities such as soap, poultry, kitchen gardening, etc., in association with Jan Shikshan Shanthan, Bharuch.

Likewise more than 235 women have so far benefited by learning sewing and embroidery. Similarly, over 624 women, constituting 48 Self Help Groups have been facilitated by our aluminium division.

Infrastructure Development

Our endeavours to equip villages with basic amenities such as supporting infrastructure through better roads, check dams, potable water systems, bio-gas plants, construction of dry toilets, water storage tanks, bore wells, tube wells and animal sheds are ongoing. Panchayat buildings, school buildings and community halls have also been reconstructed by us.

Espousing social causes

The widow remarriage project, commenced 7 years ago, is making commendable progress. Backed by the village elders and the community at large, today more than 413 widows have become wives again, of which 13 marriages were solemnized this year.

Yet another social change process begun by us in 1999, which is ongoing, is the dowryless marriage. Despite the poverty levels in the interiors, the practice of dowry still persists. To help families tide over the situation and get their daughters married, we began dowryless mass marriages in the surroundings of Renukoot through creating social awareness on the ills of the system and affording help to the prospective grooms. Up until now, nearly 212 dowryless marriages have been solemnized between 1999 through 2003.

Garnering Development Aid

For the year 2002/2003, collectively our aluminium and copper divisions mobilised Rs. 251.49 million, through different development programmes, apart from our own contribution.

Going Forward

Going forward, development of model villages in a phased manner underpins our strategy. Our aluminium division is committed to developing 71 model villages.

Making of a model village entails ensuring self-reliance in all aspects – viz., education, health-care, family welfare, infrastructure, agriculture and water shed management, and working towards sustainable livelihood patterns. Fundamentally, ensuring that their development reaches a stage wherein village Committees take over the complete responsibility for the progress of the village and our teams become dispensable.

We are delighted to let you know that we have already transformed 29 villages into model villages. In a three-year time-frame we expect to see a changed face of all these 71 villages from abject poverty to meeting the necessities of life. From dependence to freedom. From backwardness to progress – in more ways than one.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors take great pleasure in presenting the 44th Annual Report together with the audited Balance Sheet and Profit & Loss Account for the year ended 31st March 2003.

Acquisition of Copper Business of Indo Gulf Corporation Limited

During the year 2002-2003 your Company has acquired the Copper business of the erstwhile Indo Gulf Corporation Ltd., along with its wholly owned subsidiary, Dahej Harbour & Infrastructure Limited, and a captive Jetty serving the needs of Birla Copper.Under the scheme, effective from 1st April, 2002, your Company has issued One Equity Share of Hindalco for every 12 Equity Shares held by Indo Gulf shareholders. Consequently, 18767835 shares of your Company have been issued. This has increased the Issued and Paid Up share capital of your company from Rs 744.63 million to Rs. 924.64 million. The entire process of amalgamation has since been completed.

Increasing stake in Indal through an Open offer

To overcome the perceived conflict of minority interest and achieve the full realisation of potential synergies, your Company has increased its stake in Indian Aluminium Company Ltd. (Indal) from 74.6% to 95.9%, through an open offer, at a price of Rs. 120 per share. This has entailed an additional investment of Rs. 1,844.95 million.

Buy Back of Shares

To utilize surplus cash available with the Company and enhance shareholder value, your Board of Directors had approved a buy-back of shares in FY 2002 to the extent of 10% of the then existing paid-up Capital and Free Reserves of your Company, through the Stock Exchange(s). The approval stipulated a maximum price of Rs. 825 per Equity Share.The total amount was not to exceed Rs.4,282.0 million.

Consequent to your Company entering into the Scheme of Arrangement with the erstwhile Indo Gulf Corporation Limited, announced on 21st July, 2002, your Directors decided to terminate its Offer of Buy Back of its Equity shares with effect from 22nd July, 2002. Until then, your Company had acquired 752,723 (Previous Year 5,807) Equity Shares for an aggregate consideration of Rs. 553.14 million (Previous Year Rs. 4.21 million).

OPERATIONAL PERFORMANCE:

Aluminium

The year under review was an extremely challenging one for your Company's aluminium business.Among the factors that constrained the division's performance have been the depressed economic scenario, lower LME prices and major power disruptions mid year.The latter resulted in a production loss due to the closure of a large number of pots.However, your Company was able to normalise the Smelter operations in a record time, largely due to the sustained efforts of its' teams.

Inadequate supply of good quality coal also put your Company under duress.Aggressive efforts to resolve this issue have since been largely successful, enabling a progressive optimization of the power generation capacity.

Copper

Despite TC/RC (Treatment Charges / Refining Charges) margins at historical lows, the performance of your Copper division's world-class smelter continued to remain exemplary.The utilization of cathode production was in excess of its rated capacity.

Better operating efficiency and increased volumes have offset a reduction of import tariffs and introduction of SAD (Special Additional Duty) on Concentrate imports. Increased volumes have also enabled significantly higher exports.

FINANCIAL RESULTS

(Rs. in Million)

	For the year ended 31.03.2003	For the year ended 31.03.2002
Net Sales	49,755.42	23,313.63
Operating Profit	12,140.77	9,940.19
Profit before Extra-ordinary Items and Tax	10,627.04	10,049.99
Extraordinary Items	1,633.12	—
Profit Before Tax	8,993.92	10,049.99
Provision for Current Tax	2,520.00	2,570.00
Profit before Deferred Tax	6,473.92	7,479.99
Provision for Deferred Tax	652.50	620.00
Net Profit	5,821.42	6,859.99
Appropriations:		
Transfer to Debenture Redemption Reserve	428.42	721.50
Transfer to Capital Redemption Reserve	7.53	0.06
Proposed Dividend	1,248.42	1,005.21
Tax on Proposed Dividend	159.92	—
Transfer to General Reserve	7,148.69	5,133.22

EXTRAORDINARY EXPENSES

As your Company sold its entire holding in Mangalore Refineries and Petrochemicals Limited (MRPL) to ONGC at Rs. 2 per share, it had to incur a one-time loss of Rs. 1,467.27 million.Furthermore, the acquisition of the Copper business entailed a cost of Rs. 165.85 million.Your Company has therefore booked extraordinary items to the tune of Rs. 1,633.12 million.

DIVIDEND

Your Directors are pleased to recommend a Dividend of Rs. 13.50 per Share for your consideration. After your approval at the ensuing Annual General Meeting, this will be paid in line with applicable regulations.

The amount of the dividend outgo on 9,24,75,275 Equity Shares of Rs. 10 each @ Rs. 13.50 per Share is Rs. 1,408.34 million (including the Tax on Dividend) as against Rs. 1,005.21 million in the previous year.

FINANCING

During the year under review, both the Aluminium and Copper divisions of your Company have collectively raised Rs. 7,500 million through the issue of secured redeemable non-convertible debentures. These borrowings, taken in tranches, at benchmark interest rates, were for general corporate purposes.

REVALUATION OF ASSETS

In the earlier years, your Company periodically restated the Fixed Assets of its Aluminium business at revalued cost, resulting in an increase of Rs. 25,809.29 million in the gross value of its assets. This was accompanied by a corresponding credit to the Revaluation Reserve which was adjusted against depreciation on Revalued portion. As on 31st March 2002, the balance in Revaluation Reserve stood at Rs. 11,358.08 million.

The Revaluation Reserve is variously treated by Investors, Analysts and other agencies for the purpose of analysis, resulting in varying ratios. To ensure uniformity in the presentation of Assets of both the Aluminium and the Copper business and to facilitate a common interpretation by all stakeholders, your Directors have decided that the assets of both the businesses should be shown at original value in the financial statements for this financial year. Consequently, the Net Fixed Assets have been reduced to the extent of Rs. 11,358.08 million with a corresponding reduction in the Revaluation Reserves.

US GAAP FINANCIALS

Restating of its financial statements in line with the United States Generally Accepted Accounting Principles (US GAAP) was initiated by your Company from the year 1999-2000.To foster transparency in disclosures, this practice is being continued and a full set of audited US GAAP Financial Statements along with the Independent Auditors' Report will be provided to Shareholders on request.

CONSOLIDATED FINANCIAL STATEMENTS:

Your Company is also presenting consolidated financial statements in accordance with Accounting Standard-21 issued by the Institute of Chartered Accountants of India. In doing so, your Company seeks to provide financial information about your Company and its subsidiaries as a single economic entity, and to facilitate a well-informed decision by stakeholders. The consolidated Financial Statements form part of the Annual Report.

EXPANSION

Your Company's Aluminium division had embarked on an ambitious Brownfield Expansion at an outlay of Rs.18,000 million.This entailed an increase in Aluminium Metal capacity by 100,000 TPA to 342,000 TPA, expansion of Alumina Refining capacity by 210,000 TPA to 660,000 TPA and augmentation of Power Generation capacity by 160 MW to 779 MW.

The brownfield expansion is nearing completion. At the Smelter, Potlines 10 and 11 were commissioned during the year. Your Company's expanded Alumina Refinery capacity has come on stream.The 9th Power Unit was commissioned successfully at your Company's Renusagar Captive Power Plant, and trial runs are underway on the 10th Power Unit. The Boiler of Unit No. 10 is expected to be on by the first quarter of 2003-04.

Even as the expansion is nearing completion, your Company is further enhancing the Smelter capacity to 360,000 MTPA and Alumina Refinery capacity to 700,000 MTPA through modification, debottlenecking and marginal plan changes. This will facilitate optimization of expanded facilities and importantly, will be implemented within the original budget.

The emerging enhanced volumes will enable your Company's Aluminium business' to consolidate its leadership in the domestic market and grow its international presence.Cost efficiencies will be strengthened through benefits of lower capital cost and process innovations.

To become globally competitive in terms of its cost structure, the Copper division has undertaken a Brownfield expansion to raise the Smelter capacity from 150,000 TPA to 250,000 TPA.When accomplished, this low cost expansion will position Birla Copper amongst the top 20% producers.The expansion of the plant capacity is progressing well and is expected to be commissioned in the first half 2003-04.

Your Company's Copper division is evaluating a further expansion as well, so as to be among the top 10% cost competitive producers globally.

To ensure consistent availability of raw material for copper production your Company has acquired copper mines in Australia through its wholly owned subsidiary Birla Mineral Resource Pty. Ltd.The acquisition of mines along with a 25,000 TPA Cathode plant was financed by infusion of equity valued at AU$ 89.82 million by Hindalco into Birla Mineral Resources Pty. Limited. In addition, your Company has guaranteed loans of AU$ 69 million raised by Birla Mineral Resources Pty Limited.

FERTILIZER POLICY REVIEW

The assets of the Copper division of your Company also include a Di-ammonium Phosphate (DAP) plant.DAP is a value added by-product of Birla Copper.

DAP is sold at MRP (Maximum Retail Price) determined by the government. Your Directors wish to share with you the fact that the Tariff Commission has submitted its final recommendations to the Department of Fertilizers on an appropriate pricing policy for Di-ammonium Phosphate (DAP). Your Company has worked actively with the Fertilizer Association of India in representing to the Department of Fertilizers, and impressing upon them the need for a progressive policy that encourages efficiency.

ACCREDITION OF COPPER

Your Company's Copper Division has attained " LME Grade – A"registration on the London Metal Exchange. This accreditation places "Birla Copper" as a privileged high quality brand, opening up wider business opportunities and better realisations.

Your Company's Copper division has been ISO 9001 – 2000 Certified by M/s. KPMG, Netherlands.

CORPORATE GOVERNANCE

Your Directors reaffirm their commitment to the Corporate Governance Standards prescribed by the Securities Exchange Board of India (SEBI).This Annual Report carries a Section on Corporate Governance and benchmarks your Company with the SEBI Code on Corporate Governance.

ENVIRONMENTAL PROTECTION AND POLLUTION CONTROL

The cornerstone of your company's work philosophy is respect for the environment and the earth's eco-system.

The company's commitment to fulfilling its promise of sustainable growth by pollution prevention, waste minimization and introduction of clean technologies is demonstrated by the fact that all the Aluminium division installations at mines, power plant, the integrated aluminium complex and Wheel & Foils Division are ISO – 14001 certified. The Aluminium division of your Company has a well articulated "Environment Policy" in place at all locations and all employees have pledged their commitment to the policy, in thought and deed.

A similar commitment to pollution control, optimisation of resources, recycling and minimizing wastage remain ongoing priorities at your Company's Copper division.

Your Company's initiatives and commitment to sustainable development is dealt with at length in a separate chapter in this report.

HUMAN RESOURCE DEVELOPMENT & INDUSTRIAL RELATIONS

To remain at the cutting edge and to strive to beat the best, your Company's focus has not only been on operational and business strategies, but more importantly also on our "people power".We believe, it is our people alone who provide us with the greatest sustainable, competitive advantage.Therefore an HR vision is embedded in your Company's overall vision and strategy. Your Company's employees fully identify with your Company's vision and business goals.

We continuously harness human resources and help people to unleash their maximum potential. We encourage intellectual curiosity.To stimulate the entrepreneurial spirit, we encourage delegation, empowerment and de-centralisation, as far down the line as possible, factoring the competency levels.

Your Company provides unique opportunities for employee training and learning to build and hone competencies that support the business. At Gyanodaya, the Aditya Birla Institute of Management Learning, customized training programmes are conducted by experts from within the organization and expert external faculty.Your Company's executives are constantly learning afresh at Gyanodaya, and keeping abreast of the latest developments and practices in their chosen field.

While perpetuating a performance oriented work culture that is motivating, we put a premium on team working.Of course, rewarding individuals for their contribution is part of the process as performance linked reward mechanisms and pay systems have been institutionalised.

AWARDS & RECOGNITION

For the 7th consecutive year, your Company's achievements in energy saving have been recognized through the Ministry of Power, Government of India, conferring upon its Aluminium division the National Award for Energy Conservation.

The division also bagged the "Yogayata Praman Patra" – for its safety record from the National Safety Council of India.

For reaching out beyond business to communities and making a qualitative difference to the lives of the weaker sections of society, the Aluminium division of your Company was honoured by FICCI-SEDF with the "Social Responsiveness Award".In addition, it was the proud recipient of FICCI award 2001-02 for excellent work in Family Welfare.

The Indian Institute of Metals has awarded it the First Prize in the Non-ferrous Quality Awards for its high quality standards. The Aluminium division was also awarded a Certificate of Merit for the year 2002 by the Indian Merchant Chamber's Ramkrishna Bajaj National Quality Awards' Jury. The Copper division too was a proud recipient of a Commendation Certificate from them.

Your Company's Mines division has bagged several awards, instituted by the Indian Bureau of Mines for exemplary achievements in Afforestation, Reclamation and Rehabilitation, Top Soil Management and Safety Consciousness.

SUBSIDIARY COMPANIES

Your Company's subsidiary, Indian Aluminium Co. Ltd. (INDAL)'s, Net Sales have declined by 1.16 % to Rs.15,236.62 million as compared to Rs. 15,261.12 million during the preceding year.Net Profits have increased by 1.33% to Rs. 1,186.30 million as against Rs. 1,170.74 million in the preceding year.

Dahej Harbour and Infrastructure Ltd. (DHIL), has recorded an impressive performance this year.Its total income is up by 18.93 % to Rs. 528.16 million as compared to Rs. 444.11 million last year.Net profit at Rs. 131.48 million soared by 57.86 % vis-a-vis Rs. 83.29 million in the preceding year.

In terms of approvals granted by the Central Government under Section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the Report of the Auditors of the Subsidiary Companies have not been attached with the Balance Sheet of the Company. The Company will make available these documents upon request by any member of the Company interested in obtaining the same. However, pursuant to Accounting Standard AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company includes the financial information of its subsidiaries.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, as required under Section 217 (2A) of the Companies Act, 1956, are given as an Annexure to this Report.

A separate statement attached to this Report, and which forms a part of the Report, provides with additional information relating to the conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956.

DIRECTORS

In accordance with Article 146 of the Articles of Association of the Company, Mrs. Rajashree Birla, Mr. T.K. Sethi and Mr. C.M. Maniar retire from Office by rotation, and being eligible, offer themselves for re-appointment.

Mr. Debu Bhattacharya was appointed as an Additional Director on the board of Directors of the Company under section 260 of the Companies Act, 1956 and Article 140 of the Company's Articles of Association. He will hold office upto the date of the forthcoming Annual General Meeting and being eligible, offers himself for appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors wish to inform Members that the Audited Accounts containing Financial Statements for the Financial Year 2002-03 are in full conformity with the requirements of the Companies Act, 1956.They believe that the Financial Statements reflect fairly, the form and substance of transactions carried out during the year and reasonably present the Company's financial condition and results of operations.These Statements are audited by the Statutory Auditors M/s. Singhi & Co.

Your Directors further confirm that:

(i) In the presentation of the Annual Accounts, applicable Accounting Standards have been followed.

(ii) That the accounting policies are consistently applied and reasonable, prudent judgement and estimates are made so as to give a true and fair view of the state of affairs of the Company at the end of the financial Year.

(iii) That the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) That the Directors had prepared the Annual Accounts on a going concern basis.

The Company's internal Auditors have conducted periodic audits to provide reasonable assurance that the Company's established policies and procedures have been followed.

AUDITORS' REPORT

The observations made in the Auditors' Report are dealt with separately in the Notes to the Profit & Loss Account and the Balance Sheet in Schedule 21 of the Accounts.These are self-explanatory and do not call for any further comments.

AUDITORS

M/s. Singhi & Company, Chartered Accountants and Auditors of the Company, retire, and being eligible, offer themselves for appointment.

APPRECIATION

Your Directors place on record their deep appreciation of the assistance and guidance provided by the Honourable Ministers, Secretaries and other Officials of the Ministry of Mines and the Ministry of Chemicals and Fertilizers. Your Directors thank the Financial Institutions and Banks associated with your Company for their support as well.

Your Company's employees are instrumental in your Company scaling new heights, year after year. Your Directors place on record their deep appreciation of the commitment and contribution of your Company's employees.

Your involvement as Shareholders is greatly valued. Your Directors look forward to your continuing support.

For and on behalf of the Board



Mumbai
Dated: The 30th day of April, 2003

Chairman

ANNEXURE 'A' TO THE DIRECTORS' REPORT

[Statement of particulars under the Companies (Disclosure of particulars in the Report of the Board of Directors) Rules 1988]

A. CONSERVATION OF ENERGY

Energy Conservation continues to be a focus area for your Company. During 2002-03, your Company has launched an "Energy Policy" to underscore its commitment to energy conservation. The Company's Central Energy Cell continues with consistent efforts to identify potential areas for energy saving in consultation with concerned departments. The Cell has successfully brought about an increased awareness and appreciation of the importance and benefits of energy conservation, and efforts in this regard shall continue to be pursued. Your Company is committed to ensuring judicious employment of energy across all activities of the organization. Viable measures are being identified and implemented regularly for energy productivity improvement and new benchmarks are being set. Periodic energy audits are carried out. Your Company's success in Energy Conservation has been consistently recognized over the last 8 years. Your Company's efforts in this regard during 2001-02 have been recognized through the award of the First Prize in the "National Awards for Energy Conservation" instituted by the Ministry of Power, Government of India. Your Company is also the recipient of the CII National Award for Energy Management for 2001-02.

a. ENERGY CONSERVATION MEASURES TAKEN
GENERAL MEASURES:

i. Replacement and conservation of conventional energy by renewable energy through measures such as installation of Solar water heaters in a phased manner and use of transparent sheets for maximum utilization of natural lights in sheds.
ii. Using cheaper alternative fuels for improved economy
iii. Optimum utilization of electrical energy through process redesigning as well as employment of equipment that offers improved energy efficiency.
iv. Using energy efficient electronic ballast in place of conventional ballast in luminaries
v. Close monitoring of energy intensive equipment.
vi. Installation of Variable Frequency Drive (VFD) in a phased manner to optimize the energy consumption of equipment.
vii. Regular audit of furnaces and air compressor parameters.
viii. Minimizing the idle running hour of the equipment by providing timers, PLC, Limit switch etc.


NATIO AL EN

Mr. A. K. Agarwala receiving the Energy Conservation Award from Mr. Bhairon Singh Shekhawat the Hon'ble Vice President of India.

1. **ALUMINA PLANT:**

   i. Conversion of Digestion unit I & II from two stream direct heating system to single stream indirect heating system for steam saving.

   ii. Up-gradation of precipitation technology from batch process to continuous by incorporating state of the art Alessa Technology for better yield and reduction in specific energy consumption.

   iii. Up-gradation of FCB flash Calciner for capacity enhancement and fuel oil saving.

   iv. Direct heating of Drum filtrate liquor instead of indirect heating with 50 psig steam to reduce steam consumption.

   v. Direct pumping of Ball Mill #2,3 discharge slurry to Desilication Tank # 1 by respective GMD pumps to eliminate intermediate pumping station.

   vi. Installations of Variable Frequency Drive for Evaporation III hot well pump for reducing power consumption.

   vii. Installation of fan less finless cooling tower instead of conventional cooling tower for power saving.

2. **SMELTER:**

   i. Optimization of bus bar design in new pot lines for reducing ohmic voltage drop.

   ii. Installation of more efficient Rectiformers in new pot lines to reduce AC to DC conversion loss.

   iii. Change in Copper diamond design to reduce the clamp drop.

   iv. Installation of energy efficient Dry Scrubbing system.

   v. Installation of Dynamic Aluminium Fluoride feeding system through software programming to improve Pot's stability and cell voltage/power in Pot lines –3, 9, 10 & 11.

   vi. Introduction of Vacuum tapping in place of Siphon to save heat loss.

   vii. Change in design of Cross over of Baking Furnaces to reduce fire cycle time for fuel oil conservation.

   viii. Installation of energy efficient centrifugal Compressors.

   ix. Installation of Transformer having improved heat exchanger for Pot line-11 to reduce power losses.

   x. Installation of medium frequency energy efficient Induction furnace for melting of Cast Iron.

3. **FABRICATION PLANT:**

   i. Installations of energy efficient Annealing Furnace in Fabrication Plant to save the electrical energy.

   ii. Installation of capacitor banks in Extrusion Press and Remelt Shop area to improve the power factor.

   iii. Installation of PLCs at all the Annealing Furnaces (1 to 4) to improve cycle time.

   iv. Installation of technically upgraded tube type Recuperators in Properzi furnace nos. 6, 6A, 7A & 8A to recover waste heat and to reduce fuel consumption.

   v. Optimized the use of compressed air in Extrusion Packing area to save electrical energy.

   vi. Redesign of insulation in remaining Soaking Pits and Annealing Furnaces to reduce energy consumption.

   vii. Optimization of running hours of motors/luminaries.

4. **FOIL DIVISION:**

   i. Commissioning of LPG thermic fluid heating system in place of electrical heating for printing machine.

   ii. Optimization of running hours of CNC line output conveyor and Spur Drill chip conveyor to reduce energy consumption.

   iii. Using 5.5 KW portable compressor in place of 250 KW screw compressor during low air demand of Wheel Plant.

5. **POWER PLANT:**

   a. **RENUSAGAR POWER DIVISION:**

      i. Effluent treatment and Sewage treatment plant has been modernized.

      ii. Installation of FRP blades in place of conventional blades in Cooling tower fans # 1D, 3F, & 5A.

      iii. Installation of State of art EPIC-II controllers in ESP # 5 in place of EPIC-I controller.

      iv. Installation of thermostats in ESP of Boiler # 4 for auto operation of heaters.

      v. Tube cleaning of Boiler # 5 to increase heat transfer.

      vi. Replacements of existing liner with better material liner of coal bunkers of Boiler # 7 & 8 to reduce the Boiler tripping and oil consumption.

      vii. Installation of VFD in ID & PA fan of Boiler # 10.

      viii. Installation of new design cooling towers for TG # 9 & 10 and replacement of existing cross flow type cooling tower of TG # 2 & 3 with new design cooling tower.

      ix. Larger exhaust steam condensers have been installed in TG # 9 & 10 to improve Rankine cycle efficiency.

   b. **CO-GENERATION POWER UNIT:**

      i. Heat exchanger installed in Boiler # 1 & 2 DM Plant to recover extra heat received from process condensate.

      ii. Extraction-III spare steam of Boiler Auxiliaries utilized in Alumina refinery to reduce condensation losses.

      iii. On line pH and conductivity meter installed at SBA outlet of all DM units to reduce DM water losses.

      iv. Installation of VFD in ID fan of Boiler # 2.

      v. Replacement of cable with bus duct to save electrical energy by removing reactors.

6. **COPPER DIVISION:**

   i. Replacement of one no. water pump of SAP with higher efficiency pump.

   ii. Modification in the scheme of conveyors CV-06 and CV-07 of DAP Plant to reduce its idle running hours.

   iii. Modification in the size of Pipe Reactors of DAP Plant to increase the throughput resulting in reduction in specific power consumption.

   iv. Optimization in the speed of R2 conveyor to save electrical energy.

   v. Replacement of conventional blade with FRP blades in two nos. Cooling Towers of CPP.

   vi. Reduction in specific energy consumption of SAP through process optimisation.

b. ADDITIONAL INVESTMENT AND PROPOSALS BEING IMPLEMENTED

1. **ALUMINA PLANT:**

   i. Modification in FLS Calciner for increasing throughput to reduce specific oil consumption by suitably re-routing part hydrate.

   ii. Acid shooting facility for Evaporation I, II&III liquor heaters for better tube cleaning thus improving steam economy across Evaporation.

   iii. Installations of fan less fin less cooling tower instead of conventional cooling tower for power saving in ISC Cooling tower.

   iv. Installing 3 numbers of high-pressure water jet pumps for efficient cleaning of heater tubes to increase heat transfer coefficient and thus steam saving.

   v. To develop & install one indigenous pipe-Master in Heat Exchangers for efficient & faster cleaning to increase heat transfer coefficient and thus steam saving.

   vi. Modification in discharge end of one Ball Mill to increase its throughput, thus reduction in specific power consumption.

2. **SMELTER:**

   i. Installation of new Baking furnace with State of the Art technology to reduce the fuel oil consumption.

   ii. Change in the material of covering the Anode in pots for improving current efficiency.

   iii. Installation of Dynamic Aluminium Fluoride feeding system through software programming to improve Pot's stability and cell voltage/power in remaining Pot lines.

   iv. Improvement in welding system/practices of copper to stub welding for reduction in Rod-Stub voltage drop.

   v. Use of modified anodes to reduce specific power consumption.

   vi. Reduction in compressed air consumption by modification in point feeder air line circuit in one Pot line.

   vii. Installations of Scrap Shredding, Bailing and Charging machine in Cast house to reduce melt loss and specific fuel consumption.

   viii. Replacement of heat exchanger of Rectifier units of Pot line # 2 & 3 with efficient heat exchanger.

   ix. Replacement of two lower rating Diodes with one higher rating Diode in Pot line-1 to reduce voltage drop and energy loss.

   x. Replacement of existing OFAF heat exchanger by OFWF heat exchanger in pot line # 7 Rectifier transformer to achieve higher efficiency.

   xi. Change in software logic of heat regulation system of Baking furnace to save fuel oil.

   xii. Switching over to FO in place of LDO in Slab Casting house to reduce Energy cost.

   xiii. Change in anode stub diameter in Potroom to reduce the specific energy consumption.

3. **FABRICATION PLANT:**

   i. Revamping of two Annealing Furnaces for efficiency improvement.

   ii. Installation of VFDs at Hot Mill 50 mm Shear machine and Compressors to save the energy.

   iii. Installation of digital PID control system in Remelt area Furnaces for better control as well as reduction in excess air which lead to fuel saving.

4. FOIL DIVISION:

i. Commissioning of Variable Frequency Drive for Fume exhaust system of Mill # Q4, Q5, M-51 & M-52.

ii. Replacement of existing higher rating permeate transfer pump with lower rating permeate transfer pump in WTP.

iii. Commissioning of Capacitor unit for Air Compressors in Foil plant.

iv. Connections of water circulation line of Annealing furnaces with main plant cooling tower thereby elimination of existing Cooling Tower.

v. Replacement of insulation of Annealing Furnace # 1 with better insulation module for reducing energy consumption.

vi. Installation of Thyristor Drive controller in place of ON/OFF controller for Heaters of Oven # 1.

5. POWER PLANT:

a. RENUSAGAR POWER DIVISION:

i. Revamping of Boiler # 1 & 2 along with ESPs for improvement in efficiency.

ii. Installation of VFDs in ID, FD and PA fans of remaining Boilers for reduction in auxiliary power.

iii. Installation of Auto SADC system in Boiler # 6 to 9 with on-line flue gas analyzer for excess oxygen control.

iv. Installation of new HP heaters in TG # 2 & 3 to improve Rankine Cycle efficiency.

v. Replacement of insulation of main steam and feed water pipe line of Unit # 3 & 4 to improve Rankine cycle efficiency.

vi. Installation of higher efficiency condensate pump in Unit # 4.

vii. Installation of better performance Drift Eliminator in Cooling Tower # 5 & 7.

b. CO-GENERATION POWER UNIT:

i. To install on line conductivity meter, silica meter in DM plant and CBD flow control operation from control room to minimize the CBD flow.

ii. To install one more heat exchanger in the old DM plant to utilize the heat received from the process condensate when existing heat exchanger in under overhauling.

iii. To install the EOT crane in coal plant to reduce the HSD consumption.

6. COPPER DIVISION:

i. To replace remaining two Water Pumps of SAP with high efficiency pumps.

ii. To install capacitor banks at MRS to improve power factor.

iii. Modification in Closing Cooling Pump system of Slag Cleaning Furnace of Smelter.

c. IMPACT OF MEASURES IN (a) AND (b) ABOVE

The various Energy Conservation Measures undertaken by your Company have yielded encouraging results in most production centers. Efforts continue to further optimize energy productivity through ongoing and planned measures.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

d. TOTAL ENERGY CONSUMPTION AND ENERGY CONSUMPTION PER TON OF PRODUCTION (As per Form "A" below)

Form A

A. Power & Fuel Consumption		2002-03	2001-2002
1 Electricity			
a) Purchased from SEB's			
Units (KWH in thousands)		119,654	19,484
Total Amount (Rs in mn) excluding Minimum Demand Charges for Renukoot		554.14	54.61
Rate/Unit (Rs)		4.63	2.80
b) Own Generation			
1 Through Steam Turbine/Generator			
Units (KWH in thousands)		4,867,856	4,297,155
Cost/Unit (Rs) (Coal & Fuel only)		1.00	0.74
2 Through Diesel Generator			
Units (KWH in thousands)		6,646	859
Cost/Unit (Rs)		6.79	4.90
3 Adjusted out of Banked Energy			
Units (KWH in thousands)		9,685	66,422
2 Steam Coal (for Generation of Steam)			
Quantity (Tonnes)		5,743,087	4,813,617
Total Amount (Rs in mn)		5,075.46	3,452.17
Average Rate (Rs)		883.75	717.17
3 Furnace Oil (Fuel Oil,L.D.Oil,HSD Oil)			
Quantity (KL)		80,106	66,477
Total Amount (Rs in mn)		911.70	667.71
Average Rate (Rs)		11,381.17	10,044.20
4 Steam (Purchased)			
Quantity (Tonnes)		194,167	105,069
Total Amount (Rs in mn)		33.66	18.75
Average Rate (Rs)		173.36	178.45
B. Consumption per Unit of Production (per MT)	**Unit**		
1 Aluminium Metal (including Alumina)			
Electricity	kwh	16,703	16,201
Furnace Oil	Litres	204	205
Steam Coal	MT	1.551	1.534
Average C.V. of Steam Coal	K.Cal/kg	3,646	3,700
2 Redraw Rods (including Alloy Rods)			
Electricity	kwh	71	71
Furnace Oil	Litres	44	46
3 Fabricated Products (Rolled & Extrusion)			
Electricity	kwh	1,102	1,195
Furnace Oil	Litres	71	80
4 Aluminium Foil			
Electricity	kwh	886	885
5 Aluminium Wheel			
Electricity	kwh	87	106
6 Copper Cathodes			
Electricity	kwh	1,393	
Furnace Oil	Ltrs	44	
Propane	kg	9	
Naptha	kg	32	
7 Copper Rods			
Electricity	kwh	70	
Propane	kg	39	
8 Di Ammonium Phospate (DAP/NPK)			
Electricity	kwh	106	
Furnace Oil	Ltrs	6	

TECHNICAL ABSORPTION

Form B

RESEARCH & DEVELOPMENT (R&D)

A. ALUMINIUM BUSINESS

1. **Specific areas in which R&D carried out by the Company during the year 2002-03**

   The Company's Research and development efforts have been emphasized on following objectives:

   i. Improvement in metal hygiene

   ii. New product development

   iii. Process optimization and up-gradation

   iv. Cost reduction

   v. Customer satisfaction

   vi. Environmental protection

   vii. Waste minimization and reutilization.

2. **Benefits derived as a result of the above R&D:**

   i. Production of High purity metal using improved process control methodology

   ii. Reduction in off-grade metal production

   iii. Development of high value added product for international market

   iv. Development of product for strategic sector application

   v. Product quality improvement

   vi. Cost containment in an inflationary environment

   vii. Improved energy efficiency due to computerized " Distributed Control System" operation optimization

   viii. Up-gradation of thermal insulation in all vessels and pipe lines

   ix. Conservation of material resources

   x. Improved solid waste utilization

3. **Future plan of action:**

   i. To develop new value added products based on aluminium alloys and foil.

   ii. To work for the extensive application of aluminium alloys/foil in Transport, Building and Construction and Packaging sectors

   iii. To develop new aluminium product variant

   iv. Enhancement of aluminium application as HINDALCO brand

   v. To interact with IITs and CSIR Labs for joint project for new technology developments

   vi. To effective use of by-products such as dross, fly-ash etc.

   vii. Upgrading of sewage treatment plant to reuse water in proposed new boiler.

B. COPPER BUSINESS

1. **Specific areas in which R&D carried out by the Company during the year 2002-03:**

   The company's Research and Development efforts have focused on the following objectives:

   i. Stiffeners in converter were designed and fixed up to overcome the bulging tendency.

   ii. Screened crushed reverts are being fed to flash furnace. This has improved copper content and S/Cu ratio in feed and also reduced power consumption in Slag Cleaning Furnace.

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

iii. In-house development and casting of water-cooled copper launder carried out. This lead to substantial savings against imported items.

iv. By successfully operating Refinery at high current density of 320 A/m2 has resulted in highest productivity of cathode per cell per year in the world.

v. Successfully implemented silver electro-winning from bleed electrolyte from PMR plant.

vi. By installation of scrubbing nozzle in the duct, P_2O_5 content in HFA is reduced to < 200 ppm.

2. **Benefits derived as a result of the above R&D:**

i. Production has increased.

ii. Plant availability / Capacity utilization has increased.

iii. Improvement in the specific consumption of Energy in the process plant

iv. LME registration of Birla Copper Cathodes.

v. Reduction in P_2O_5 losses in Gypsum

3. **Future plan of action**

i. To develop new value added products based on copper cathode.

ii. Attempt to improve metal purity

iii. To widen product range of the company

iv. To work for total customer satisfaction

4. **Expenditure on R&D**

(Rs. in million)

		2002-2003	2001-2002
a)	Capital	3.89	10.33
b)	Recurring	15.24	8.28
c)	Total (a+b)	19.13	18.61
d)	Total R&D Expenditure as % of Total Turnover	0.04%	0.08%

[Note: Figures for FY 2001-02 are only for Aluminium]

5. **Technology absorption, adaptation and innovation**

i. **Efforts in brief**

- The Company has been able to successfully absorb and implement imported technology.
- The problems faced in technology absorption have been further supplemented with in-house development of alternate skill and vendor.

ii. **Benefits derived**

- Advancement of basic skill and knowledge.
- Improved production and operational efficiency.
- Effective cost management in aluminium and copper production.
- Being competitive in changed market scenario in domestic market.

iii. **Details of technology imported in the past 5 years**

Technology imported for	Year of Import	Has technology been fully absorbed	If not fully absorbed, areas where this has not taken place, reason thereof and future plan of action
ALUMINIUM Manufacture of green anode paste	1998-1999	Yes	N.A.
Precipitation process technology for Alumina Plant	1999-2000	Yes	N.A.
Baking furnace technology for Carbon Plant	2000-2001	Under implementation	N.A.
Pitch Fume Treatment Technology	2000-2001	Yes	N.A.
Design & Manufacture of Aluminium alloy wheel	1998-99 to be continued for 5 years from the commencement of production	Under implementation	N.A.
COPPER Flash Smelting Furnace for smelter –1	1995-98	Yes	N.A.
Cryogenic Air Separation for oxygen-1	1995-98	Yes	N.A.
DCDA Process for sulphuric Acid	1995-98	Yes	N.A.
Mark-IV Di-Hydrate Technology for phosphoric Acid	1995-98	Yes	N.A.
Pyro Metallurgy Process for Precious Metallurgy process	2000-01	Yes	N.A.
Incro Double Pipe Reactor for Di- ammonium phosphate	2000-01	Yes	N.A.
Cryogenic Air Separation for oxygen -2	2001-02	Yes	N.A.
Ausmelt Technology for smelter –2	2002-03	Under Implementation	N.A.

C. **FOREIGN EXCHANGE EARNINGS & OUTGO**

a. **Activities related to Exports**

The company has taken successful initiatives to increase exports during the year to Rs. 10,282.64 million (Aluminium Rs. 3,654.62 millions) vis-à-vis exports of Rs. 3,373.81 million during the preceding year.

b. **Total Foreign Exchange used and earned**

Foreign Exchange used Rs. 21,992.96 million

Foreign Exchange earned Rs. 10,282.64 million

ANNEXURE 'A' TO THE DIRECTORS' REPORT (Contd.)

STATEMENT OF PARTICULARS OF EMPLOYEES PURSUANT TO THE PROVISIONS OF SECTION 217(2A) OF THE COMPANIES ACT, 1956 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31ST MARCH, 2003

(A) Employed throughout the Financial Year under review and were in receipt of remuneration for the Financial Year in the aggregate of not less than Rs.24,00,000/- per annum.

(a) Age (b) Qualification (c) Designation (d) Nature of duties (e) Commencement of Employment (f) Experience (years) (g) Remuneration (Gross/Net Rs.) (h) Particulars of last Employment, Last Post, Employer (No.of years)

1. Shri A.K. Agarwala (a) 70 (b) B.Com., F.C.A., L.L.B. (c) Whole-Time Director (d) Overall Management & Administration (e) 7.12.1959 (f) 46 (g) 1,21,98,008/65,75,143 (h) –
2. Shri R.K. Kasliwal (a) 58 (b) B.Com., F.C.A. (c) Executive President (Finance & Commerce) & CFO (d) Management of Finance, Commercial & General Administration Functions (e) 4.12.1967 (f) 35 (g) 41,45,404/20,22,822 (h) –
3. Shri S.K. Maudgal (a) 49 (b) B. Tech. (Chem. Engg.) P.G. Diploma (Marketing & Finance) (c) Executive President (Marketing) & CEO (Foil & Wheel) (d) Management of Aluminium Marketing and Foil & Wheel Division (e) 14.2.2001 (f) 24 (g) 39,52,983/15,59,358 (h) Executive Director (Marketing & Sales) Ceat Ltd. (2 ½).
4. Shri S.K. Tewari (a) 60 (b) B.Sc., Engg. (Elect.) (c) Chief Officer (Manufacturing) (d) Management of Plant Operations and Expansion Projects (e) 1.7.1995 (f) 36 (g) 24,77,400/10,83,758 (h) General Manager, NTPC, Rihandnagar (14).
5. Shri R.P. Shah (a) 56 (b) B. Tech. (Chem. Engg.) (c) Joint President (Alumina) (d) Alumina Plant Management (e) 30.12.1969 (f) 32 (g) 24,22,124/10,98,541 (h)-

Renusagar Power Division

6. Shri G.S. Khurana (a) 58 (b) B.Sc., B.E. (Mech.) (c) Executive President (d) Captive Power Plant Management (e) 16.12.1986 (f) 36 (g) 26,64,791/11,95,267 (h) Plant Manager, Shree Ram Fertilizer & Chemicals Ltd. (10).

Copper Division

7. Shri P. Balakrishnan (a) 54 (b) B.E., P.G.D.M. (c) Executive President (d) Overall Management & Administration (e) 11.06.2000 (f) 32 (g) 50,74,873/40,13,018 (h) Executive Director, Kirloskar Electric Co. Ltd. (2)
8. Shri A. K. Sharma (a) 59 (b) B.E., M.I.M., M.I.E. (c) Joint Executive President (Works) (d) Plant Management & Administration (e) 12.10.1994 (f) 39 (g) 26,45,182/16,87,033 (h) General Manager, Hindustan Zinc Ltd. (11)
9. Shri Sanjay Loyalka (a) 37 (b) B.Com., A.C.A. (c) Sr. Vice President (F&C) (d) Finance Management (e) 01.02.2001 (f) 15 (g) 25,24,782/18,08,021 (h) Sr. Vice President, Vikram Cement (2)

NOTE:

1) Nature of Employment: All appointments are non-contractual.
2) Other terms and conditions as per Company's Rules/Scheme.
3) Remuneration as shown above includes Salary, Allowance, Ex-gratia, Contribution to Provident Fund, Superannuation Scheme and other perquisites in addition, Medical benefits and furnished accommodation on rental basis have been provided as per Company's Rules/Scheme.
4) Net take home Pay represents net amount received after deduction of Income-tax, Provident Fund and other reimbursements.
5) None of the Employees named above is a relative of any Director of the Company.

Auditors' Certificate on Corporate Governance

To the Members of Hindalco Industries Limited

We have examined the compliance of the conditions of Corporate Governance by Hindalco Industries Limited for the year ended 31st March 2003 as stipulated in clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of the opinion on the financial statements of the company.

In our opinion and to the best of our information and explanations given to us, we may certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31st March, 2003, no investor grievances are pending against the Company as on 31st March, 2003, as per the records maintained by the Company and presented to the Investors'/shareholders' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For SINGHI & CO
Chartered Accountants

RAJIV SINGHI
Partner

30th April 2003.

Secretarial Compliance Certificate

TO WHOMSOEVER IT MAY CONCERN

This is to certifiy that Hindalco Industries Limited, having its Registered Office at "Century Bhavan" 3rd Floor, Dr. Annie Besant Road, Mumbai 400 025, has complied with all the statutory requirements and maintained all books/records as required under the Companies Act, 1956 and all other applicable statutes and rules thereunder.

For Hindalco Industries Limited

ANIL J. JHALA
Joint-President
(Company Matters, Taxation, Treasury) &
Company Secretary

Place: Mumbai
Date: 30th April, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of HINDALCO INDUSTRIES LIMITED as at 31st March, 2003 and also the Profit and Loss Account for the year ended on that date and the Cash Flow statement for the year ended on that date in which are incorporated the remaining assets and liabilities after demerger of the fertiliser division of INDO GULF CORPORATION LIMITED effective from 1st April, 2002 in terms of the Scheme of Arrangement approved by respective High Courts, annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in the paragraphs 4 and 5 of the said order.

Further to our comments in the Annexure referred to the above, we report that:

1) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

2) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

3) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

4) In our opinion the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

5) On the basis of the written representations received from the directors as on 31st March, 2003 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2003 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956,

6) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes in Schedule 21 give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

   (a) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003;

   (b) In the case of the Profit & Loss Account, of the Profit for the year ended on that date; and

   (c) In the case of Cash Flow Statement, of the Cash Flows for the year ended on that date.

Camp : Mumbai
Dated : The 30th day of April, 2003

For SINGHI & CO.
Chartered Accountants

1-B, Old Post Office Street,
Kolkata. 700 001

RAJIV SINGHI
Partner

ANNEXURE TO THE AUDITORS' REPORT

i) The Company has maintained proper records showing full particulars including quantitative details and location of its fixed assets. These have been physically verified by the Management wherever possible during the year and no significant discrepancies have come to the notice on such physical verification as confirmed by the management.

ii) None of the Fixed Assets of the Company have been revalued during the year.

iii) The stocks of finished goods (except finished goods lying with stockists and in transit), stores, spare-parts and raw materials have been physically verified at reasonable intervals during the year by the Management.

iv) In our opinion, the procedure of physical verification of stocks followed by the Management is reasonable and adequate in relation to the size of the Company and nature of its business.

v) The discrepancies between the physical stocks and book stocks, which are not significant, have been properly dealt with in the books of account.

vi) In our opinion, the valuation of stocks of finished goods, materials-in-process, stores & spare-parts and raw materials has been fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in previous year.

vii) The Company has not taken any loan, secured or unsecured, from the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. There are no companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.

viii) The Company has given unsecured loan to companies listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions on which these have been granted are not prima facie prejudicial to the interest of the company. There are no Companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.

ix) a) Recovery of principal and interest, for loans and adjustment of advances given to limited companies are as per terms stated in Note No.11 (b)(ii) & (c) in Schedule-21.

b) The other parties to whom loan/deposits have been granted by the Company are generally repaying the principal amount and interest as stipulated. Advances free of interest given to the employees are generally being recovered as per stipulation.

x) On the basis of checks carried out during the course of audit and as per explanations given to us, we are of the opinion that there is an adequate internal control procedure commensurate with the size of the Company and the nature of its business, for the purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.

xi) In our opinion, and accordingly to the information available and explanations given to us, the transactions of purchase of goods, materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000/- or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices as available with the company for such goods, materials or services or the prices at which transactions for similar goods and services have been made with other parties.

xii) As explained to us, the Company has a regular procedure for the determination of the unserviceable or damaged stores, raw materials and finished goods, and loss so determined has been properly dealt with in the accounts.

xiii) Directives issued by the Reserve Bank of India and provisions of Section 58A of the Companies Act, 1956 and the rules framed there-under have been complied with in respect of deposits accepted from the public.

xiv) The Company has maintained reasonable records for the sale and disposal of by-products and scraps.

xv) The Company has an internal audit system, which in our opinion is commensurate with the size and nature of the business.

xvi) The Company has maintained proper cost records as prescribed by Central Government under Section 209 (1)(d) of the Companies Act, 1956 for the products of the Company but no detailed examination of such records has been carried out by us.

xvii) The Company is regular in depositing Provident Fund and Employees' State Insurance dues with the appropriate authorities.

xviii) According to the information and explanations given to us and books and records examined by us, there are no undisputed amount, payable in respect of Income-Tax, Wealth Tax, Sales-Tax, Customs Duty and Excise Duty outstanding as at 31st March, 2003 for a period exceeding six months from the date they became payable.

xix) The Company has a policy of authorising expenditure based on reasonable checks and controls. This policy is intended to ensure that expenses are authorised on the basis of contractual obligations or accepted business practices having regard to the company's business needs and exigencies. In terms of these observations, we have not come across any expenses charged to Revenue Account, which in our opinion and judgment, and to the best of our knowledge and belief, could be regarded as personal expenses.

xx) The Company is not a Sick Industrial Company within the meaning of clause(o) of Section 3(1) of the Sick Industrial Companies (special Provisions) Act, 1985.

Camp : Mumbai
Dated : The 30th day of April, 2003

For SINGHI & CO.
Chartered Accountants

1-B, Old Post Office Street,
Kolkata. 700 001

RAJIV SINGHI
Partner

BALANCE SHEET AS AT 31ST MARCH, 2003

(Rs.in Million)

	Schedule	As at 31st March, 2003	As at 31st March, 2002
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	'1'	924.64	744.63
Reserves & Surplus	'2'	60,986.28	56,429.08
		61,910.92	**57,173.71**
LOAN FUNDS			
Secured Loans	'3'	20,492.70	9,280.03
Unsecured Loans	'4'	3,457.48	297.33
		23,950.18	**9,577.36**
DEFERRED TAX		**8,490.35**	**4,443.15**
	TOTAL	**94,351.45**	**71,194.22**
APPLICATION OF FUNDS			
FIXED ASSETS			
Gross Block	'5'	56,679.77	56,726.19
Less : Depreciation		16,069.88	24,858.27
Net Block		40,609.89	31,867.92
Capital Work-in-Progress		8,024.14	6,441.35
		48,634.03	**38,309.27**
INVESTMENTS	'6'	**26,484.20**	**19,852.50**
CURRENT ASSETS, LOANS & ADVANCES			
Inventories	'7'	10,022.22	3,771.75
Sundry Debtors	'8'	5,607.41	2,731.79
Cash & Bank Balances	'9'	3,031.42	3,870.28
Loans, Advances & Deposits	'10'	9,112.46	6,199.13
		27,773.51	**16,572.95**
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	'11'	7,065.79	2,480.56
Provisions	'12'	1,474.50	1,059.94
		8,540.29	**3,540.50**
NET CURRENT ASSETS		**19,233.22**	**13,032.45**
	TOTAL	**94,351.45**	**71,194.22**
Notes on Accounts	'21'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

CAMP : Mumbai
Dated : The 30th day of April, 2003

A. K. AGARWALA
Whole-time Director

ANIL J. JHALA
Company Secretary

R.K. KASLIWAL
Executive President (F & C) & C.F.O.

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA
T. K. SETHI
K. N. BHANDARI
M. M. BHAGAT
S. S. KOTHARI
D. BHATTACHARYA

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

(Rs.in Million)

INCOME	Schedule	For the year ended 31st March, 2003	For the year ended 31st March, 2002
Sales & Conversion Charges			
(Tax deducted at source Rs. 11.08 million)		54,922.84	26,595.21
Less: Excise Duty		5,167.42	3,281.58
		49,755.42	**23,313.63**
Other Income	'13'	2,329.49	2,109.09
Increase /(Decrease) in Stocks	'14'	236.81	192.98
		52,321.72	**25,615.70**
EXPENDITURE			
Raw Materials Consumed	'15'	23,279.71	4,755.70
Manufacturing Expenses	'16'	9,125.20	5,549.21
Payments to and Provision for Employees	'17'	2,228.45	1,671.64
Selling, Distribution, Administration and Other Expenses	'18'	3,218.10	1,589.87
Interest	'19'	1,200.98	455.95
Depreciation	'20'	2,642.24	1,543.34
		41,694.68	**15,565.71**
PROFIT BEFORE EXTRAORDINARY ITEM & TAX		**10,627.04**	**10,049.99**
Extraordinary Items (Refer Note No. 28 in Schedule '21')		1,633.12	—
PROFIT BEFORE TAX		**8,993.92**	**10,049.99**
Provision for Current Tax		2,520.00	2,570.00
PROFIT BEFORE DEFERRED TAX		**6,473.92**	**7,479.99**
Provision for Deferred Tax		652.50	620.00
NET PROFIT		**5,821.42**	**6,859.99**
Balance Brought Forward from Previous year		550.00	550.00
Balance Brought Forward from Amalgamating Company		3,161.40	—
Proposed Dividend written back due to Buy-Back of Equity Shares		10.16	—
BALANCE AVAILABLE FOR APPROPRIATIONS		**9,542.98**	**7,409.99**
APPROPRIATIONS			
Debenture Redemption Reserve		428.42	721.50
Capital Redemption Reserve		7.53	0.06
Proposed Dividend on Equity Shares		1,248.42	1,005.21
Tax on Proposed Dividend		159.92	—
Transfer to General Reserve		7,148.69	5,133.22
Balance Carried to Balance Sheet		550.00	550.00
		9,542.98	**7,409.99**
Basic and Diluted Earnings Per Share (in Rupees)		**62.92**	**92.12**
Notes on Accounts	'21'		

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

CAMP : Mumbai
Dated : The 30th day of April, 2003

A. K. AGARWALA
Whole-time Director

ANIL J. JHALA
Company Secretary

R.K. KASLIWAL
Executive President (F & C) & C.F.O.

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, T. K. SETHI, K. N. BHANDARI, M. M. BHAGAT, S. S. KOTHARI, D. BHATTACHARYA

SCHEDULES

	As at 31st March, 2003	(Rs.in Million) As at 31st March, 2002
SCHEDULE '1'		
SHARE CAPITAL		
AUTHORISED		
14,50,00,000 Equity Shares of Rs.10/- each.	1,450.00	1,450.00
5,00,000 14% Free of Company's tax but subject to deduction of taxes at source at the prescribed rates, Redeemable Cumulative Preference Shares of Rs. 100/- each	50.00	50.00
	1,500.00	1,500.00
ISSUED, SUBSCRIBED AND PAID-UP		
9,24,81,325 (7,44,66,213) Equity Shares of Rs.10/- each fully paid-up	924.81	744.66
Less: Face value of Shares forfeited	0.06	0.06
	924.75	744.60
Add: Forfeited Shares Account (Amount Paid-up)	0.03	0.03
	924.78	744.63
Less: Calls-in Arrears	0.14	—
	924.64	744.63

NOTE:

1. Subscribed and paid-up Equity Share Capital includes:
   - (i) 4,91,76,677 Equity Shares allotted as fully Paid-up Bonus Shares by Capitalisation of General Reserve and Capital Redemption Reserve.
   - (ii) 6,00,000 Equity Shares of Rs. 10/- each fully paid-up issued pursuant to a contract for consideration other than cash.
   - (iii) 1,87,67,835 Equity Shares alloted during the year (Including 3099 Partly Paid up Shares) to the share holders of the amalgamating Company pursuant to the Scheme of Amalgamation without payment being received in cash. (Refer Note No. 7(c) Schedule '21')
2. 7,52,723 Equity Shares have been bought back during the year. (Previous year 5,807 Equity Shares) (Refer Note No. 27 in Schedule '21')

SCHEDULE '2'		
RESERVES AND SURPLUS		
CAPITAL RESERVE		
i) **Subsidy received from U.P. Government under Subsidised Housing Scheme for Industrial workers:**		
As per last Balance Sheet	—	5.06
Less: Transfer to General Reserve	—	5.06
Carried Over.....	—	—

SCHEDULES

SCHEDULE '2' (Contd.)
RESERVES AND SURPLUS (Contd.)

	As at 31st March, 2003	(Rs.in Million) As at 31st March, 2002
Brought forward....	—	—
ii) Revaluation Reserve		
As per last Balance Sheet	11,358.08	12,867.46
Less: Adjustment on sale/discarded of revalued Assets	—	44.94
Less: Adjustment of Revaluation reversed (Refer Note No. 26 in Schedule '21')	11,358.08	—
Less: Transferred to Profit & Loss Account being difference of depreciation on revalued cost of assets and that on its original cost	—	1,464.44
	—	**11,358.08**
iii) Capital Redemption Reserve		
As per last Balance Sheet	0.06	—
Add: Transferred on Amalgamation	1,000.00	—
Add: Created during the year	7.53	0.06
	1,007.59	**0.06**
SECURITIES PREMIUM ACCOUNT		
As per last Balance Sheet	6,890.47	6,890.47
Add: Transferred on Amalgamation	4,503.44	—
	11,393.91	**6,890.47**
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	1,467.50	962.66
Add: Transferred on Amalgamation	1,308.40	—
Add: Created during the year	428.42	721.50
	3,204.32	1,684.16
Less: Transferred to General Reserve on Redemption of Debentures	—	216.66
	3,204.32	**1,467.50**
GENERAL RESERVE		
As per last Balance Sheet	36,162.97	34,635.33
Less: Cumulative effect on recognition of Deferred tax liabilities	—	3,823.15
Less: Utilised for premium on Buy Back of Shares (Refer Note No. 27 in Schedule '21')	545.62	4.15
	35,617.35	30,808.03
Add: Created on Amalgamation (Refer Note no. 7(d)(iii) in Schedule '21')	2,064.42	—
Add: Transferred from Debenture Redemption Reserve	—	216.66
Add: Transferred from Capital Reserve	—	5.06
	37,681.77	31,029.75
Add: Transfer from Profit & Loss Account	7,148.69	5,133.22
	44,830.46	**36,162.97**
PROFIT & LOSS ACCOUNT BALANCE	**550.00**	**550.00**
	60,986.28	**56,429.08**

(Rs.in Million)

		As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '3'			
SECURED LOANS			
A. Redeemable Non-Convertible Debentures			
1,00,00,000 of Rs. 100/- each	17.5% Redeemable in three instalments on 1st January, 2001 (Redeemed), 1st January, 2002 (Redeemed) & 1st January, 2003 (Redeemed)	—	300.00
2,000 of Rs. 5 Lac each	13.2% Redeemable in three instalments on 9th September, 2002, (Redeemed), 9th September, 2003 & 9th September, 2004	650.00	1,000.00
100 of Rs. 1 Crore each	10.75% Redeemable on 5th July, 2005 (Put/call option on 5th July, 2003)	1,000.00	1,000.00
150 of Rs. 1 Crore each	11.22% Redeemable on 12th January, 2008 (Put/call option on 12th January, 2006)	1,500.00	1,500.00
200 of Rs. 1 Crore each	9.75% Redeemable on 2nd July, 2008 (Put/call option on 2nd July, 2006)	2,000.00	2,000.00
50 of Rs. 1 Crore each	9.00% Redeemable on 17th September, 2008 (Put/call option on 17th September, 2006)	500.00	500.00
75 of Rs. 1 Crore each	7.95% Redeemable on 15th July, 2009 (Put/call option on 15th July, 2007)	750.00	—
25 of Rs. 1 Crore each	6.95% Redeemable on 23rd August, 2007 (Put/call option on 23rd August, 2005)	250.00	—
75 of Rs. 1 Crore each	7.20% Redeemable on 28th August, 2007 (Rs. 500 million) & 23rd August, 2009 (Rs. 250 million) (Put/Call option on 23rd August, 2007 for Rs. 250 million only)	750.00	—
130 of Rs. 1 Crore each	6.40% Redeemable on 29th November, 2009 (Put/call option on 29th November, 2007)	1,300.00	—
	All the above Debentures are Secured by legal Mortgage of immovable properties other than of its Copper Division both present and future, ranking pari-passu with charges created/to be created in favour of Financial Institutions save and except, some of the Workers' Quarters and a floating charge on movable assets of the Company other than of its Copper Division subject to charge created/to be created in favour of the Bankers for securing Working Capital facilities.		
B. Redeemable Non-Convertible Debentures			
3,000 of Rs. 5 lac each	12.75% Redeemable in five equal instalments of Rs. 26.5 crore each on 4th December, 2002 (Redeemed), 4th December, 2003 4th December, 2004, 4th December, 2005, 4th December, 2006 and Rs. 3.5 crore each on 12th December, 2002 (Redeemed), 12th December, 2003, 12th December, 2004, 12th December, 2005 and 12th December, 2006	1,200.00	—
500 of Rs. 5 lac each	10.00% Redeemable on 1st June, 2004	250.00	—
500 of Rs. 5 lac each	9.70% Redeemable on 6th June, 2004	250.00	—
500 of Rs. 3 lac each	9.45% Redeemable on 25th July, 2004	150.00	—
4,000 of Rs. 5 lac each	8.70% Redeemable on 23rd April, 2007	2,000.00	—
2,000 of Rs. 5 lac each	8.10% Redeemable on 19th July, 2009 (Put/Call option on 19th July 2007)	1,000.00	—
1,000 of Rs. 5 lac each	6.20% Redeemable on 8th January, 2008	500.00	—
1,000 of Rs. 5 lac each	5.95% Redeemable on 14th January, 2008	500.00	—
	Carrier Over	**14,550.00**	**6,300.00**

SCHEDULE '3' (Contd.) SECURED LOANS (Contd.)	As at 31st March, 2003	(Rs.in Million) As at 31st March, 2002
Brought forward....	14,550.00	6,300.00
These Debentures are Secured by way of legal mortgage over the company's immovable property at Nasik and also to be secured by way of Joint equitable plant & machinery of its Copper Division and also secured by way of Joint equitable mortgage over the company's property pertaining to its Copper Division at Dahej ranking pari passu with other financial Institutions/Banks and Trustees of the Debentures.		
C. **From Government of Uttar Pradesh under Subsidised Housing Scheme for Industrial Workers** Secured by hypothecation of Workers' Quarters (repayable within one year Rs. 0.19 million)	1.11	1.34
D. **From Scheduled Banks- Cash Credit & Export Credit Accounts** Secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Materials-in-Process and Finished Products of other than its Copper Division , movable assets and book debts of its Copper Division ,both present and future. Further secured/to be secured by way of joint equitable mortgage of the immovable assets,on second charge basis, of the Copper Division, ranking pari-passu with other Lenders/Institutions. (including interest accrued and due Rs. 0.04 million)	1,305.47	563.09
E. **Term Loans from Schedule Banks /Financial Institutions** Rupee Term loans from Banks and Financial Institutions are secured by joint and equitable mortgage/hypothecation of all properties (save & except book debts) of the Copper Division of the company, both present & future,ranking pari-passu inter-se,subject to prior charges created in favour of the Company's Bankers on specified movables assets for securing the borrowings for the working capital facilities. (repayble within one year Rs.180.53 million)	575.78	—
F. **Foreign Currency Loans from Banks/ Financial Institutions**		
i) Foreign Currency Loan from Banks, ranking pari-passu and are secured by hypothecation of immovable assets and its accessories etc. installed and/or to be installed in Unit No.8 of its power plant at Renusagar. (repayable within one year US $ 16 million)	2,279.28	2,415.60
ii) Foreign Currency loan from a Bank is secured by hypothecation of all movable properties (save & except current assets),both present & future, of the Copper Division and is further secured by joint equitable mortgage, on first charge basis,of all immovable properties of the Copper Division at Dahej. (repayable within one year US $ 2.24 million)	1,248.30	—
iii) Foreign Currency loan from a Financial Institution is guaranteed by a bank guarantee and such guarantee is secured by hypothecation of all plant & machinery both present & future pertaining to the Copper Division. This is further secured by joint equitable mortgage, on first charge basis, of all immovable properties of the Copper Division at Dahej both present & future. (repayable within one year US $ 7.82 million)	532.76	—
	20,492.70	9,280.03

SCHEDULE '4'
UNSECURED LOANS

Employees' & other Deposits	319.73	297.33
Short Term Loans-Buyers' credit & Export Packing credit from Banks	3,137.75	—
	3,457.48	297.33

SCHEDULE '5'
FIXED ASSETS

(Rs.in Million)

DESCRIPTION	GROSS VALUE						DEPRECIATION						NET VALUE	
	As at 31.03.2002	Addition on Amalagamation	Additions during the year	Reversal of Revaluation Amount	Less Sales/ Adjustments during the year	Total upto 31.03.2003	Upto 31.03.2002	Addition on Amalagamation	Provided during the year U/s 205(2)(b)	Reversal of Depreciation on Revaluation	Less Adjusted on sales or adju-stments	Total upto 31.03.2003	As at 31.03.2003 as per Balance Sheet	As at 31.03.2002 as per last Balance Sheet
Mining Rights	50.11	—	—	—	—	50.11	9.92	—	2.48 (C)	—	—	12.40	37.71	40.19
Land & Site Development	281.76	188.44	2.18	163.79	0.94	307.65 (B)	3.33	10.67	2.60 (B)	—	—	16.60	291.05	278.43
Buildings (Factory & Non-Factory)	6,151.51	1,016.70	668.64	2,252.42	1.87	5,582.56 (A)(D)	1,353.47	83.66	122.98	834.84	0.35	724.92	4857.64	4798.04
Plant, Machinery & Equipment	48,426.82	15,574.13	7,544.15	23,147.42	47.95	48,349.73 (E)	22,604.43	2,862.37	2,414.98	13,443.22	11.35	14,427.21	33922.52	25822.39
Aerial Ropeways	188.33	—	0.31	123.09	—	65.55	139.61	—	0.86	87.37	—	53.10	12.45	48.72
Construction & Mobile Equipments, Vehicles & Aircraft	657.18	18.72	406.81	91.71	42.84	948.16	364.07	5.21	50.04	66.53	32.78	320.01	628.15	293.11
Railway Sidings	44.89	—	—	—	—	44.89	21.34	—	1.84	—	—	23.18	21.71	23.55
Furniture, Fixtures, Air-conditioners, Office Equipments, Computer,Fire Fighting Equipments etc.	851.20	145.84	142.16	30.85	25.83	1,082.52	354.92	68.23	87.28	19.24	17.82	473.37	609.15	496.28
Live Stock	2.45	—	0.12	—	0.44	2.13	—	—	—	—	—	—	2.13	2.45
Roads & Drainage	71.94	148.60	25.93	—	—	246.47	7.18	8.23	3.68	—	—	19.09	227.38	64.76
TOTAL	56,726.19	17,092.43	8,790.30	25,809.28	119.87	56,679.77 (F)	24,858.27	3,038.37	2,686.74	14,451.20	62.30	16,069.88	40,609.89	31,867.92
PREVIOUS YEAR	53,582.59	—	3,349.69	—	206.09	56,726.19	21,977.96	—	3,008.95	—	128.64	24,858.27	31,867.92	—

NOTES:

(A) (i) Includes cost of ownership flat Rs. 16.57 million in co-operative Societies and Ownership office at Delhi Rs. 3.74 million.,at Bangalore Rs.12.57 million & at Mumbai Rs. 381.92 million.

(ii) Building includes Rs. 4.14 million being contribution to the State Government for construction of road, the ownership of which vests with the State Government of Gujarat (Net Block Rs. 3.80 *million)*

(B) (i) Leasehold Land amounting to Rs. 192.87 million written off proportionately, out of which Land for Rs. 2.11 million *is pending for Registration.*

(ii) Rs.3.04 million towards alternate land made available to *State Government for acquiring* right to use the forest land, ownership of such land vests with the State Government of Gujarat

(C) Mining Rights amounting to Rs. 49.69 million for 20 years lease written off proportionately.

(D) Includes Rs. 163.56 million towards rights to use & occupy an office space in a building for which the company has invested Rs.131.81 million in Shares & Debentures of a company.

(E) (i) Rs. 340.07 million and Rs. 160.92 million being contribution to the State Government for laying the water pipeline and power lines respectively, the ownership of which vests with the State Government of Gujrat. (Net Block Rs. 249.54 million and Rs. 118.14 million respectively).

(ii) Assets given on lease Rs. 332.97 million (Net Block Rs. 3.33 million) after adjustment of Lease Equalisation Fund Rs. 206.58 million

(iii) Assets taken on lease Rs. 1.09 million (Net Block Rs. 1.02 million).

(F) Assets held under co-ownership - Land Rs. 5.23 million, Building Rs. 126.12 million, Aircraft Rs. 306.14 million, Vehicle Rs. 0.16 *million,Furniture-fixture,* Air Conditioner, Office Equipment and Computer etc. Rs. 10.62 million.

(Rs. in Million)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '6'				
INVESTMENTS				
A. LONG TERM INVESTMENT				
i. UNQUOTED				
a. GOVERNMENT SECURITIES				
Indira Vikas Patra (amount Rs. 200.00) (* amount Rs. 200.00)				
National Plan Savings Certificates (Deposited as Security with Excise Authorities,Allahabad) (amount Rs. 1,000.00) (* amount Rs. 1,000.00)				
National Saving Certificates (Includes Certificates for Rs.0.13 Million deposited as security with Govt. bodies)			0.41	0.41
National Defence Certificates (Deposited with D.S.O. Mirzapur) (amount Rs. 200.00) (* Rs. 200.00)				
b. EQUITY & PREFERENCE SHARES FULLY PAID UP IN SUBSIDIARY COMPANIES				
Equity Shares of Minerals & Minerals Ltd. (including 606 Shares held jointly with nominees) (14,994 Equity Shares subscribed during the year)	10	50,000	1.66	1.51
Equity Shares of Renuka Investments & Finance Ltd. (including 10 Shares held in the name of nominee)	10	9,250,000	92.50	92.50
15% Redeemable Cumulative Preference Shares of Renuka Investments & Finance Ltd.	100	150	0.02	0.02
Equity Shares of Renukeshwar Investments & Finance Ltd. (including 10 Shares held in the name of nominee.)	10	47,95,000	47.95	47.95
15% Redeemable Cumulative Preference Shares of Renukeswar Investments & Finance Ltd.	100	150	0.02	0.02
Equity Shares of Dahej Harbour and Infrastructure Ltd.	10	50,000,000	500.00	—
Equity Shares of Lucknow Finance Company Ltd.	10	12,002,500	120.03	—
Equity Shares of Birla Resourses Pty. Ltd. (Face Value AUD 1 each)		650,000	17.89	—
Equity Shares of Birla Mineral Resources Pty. Ltd. (Face Value AUD 1 each)		89,820,001	2,536.50	—
c. OTHER SHARES, DEBENTURES AND BONDS -FULLY PAID UP				
Equity Shares of Gwalior Properties & Estates Ltd.	10	1,654,331	74.26	74.26
Equity Shares of Seshasayee Properties Pvt. Ltd.	10	1,692,221	76.54	76.54
Equity Shares of Turquoise Investments & Finance Ltd.	10	1,658,292	189.65	189.65
Equity Shares of Trapti Trading & Investments Pvt. Ltd.	10	1,683,417	192.54	192.54
Ordinary Shares of Birla International Limited. (Face Value CHF 100 each)		2,500	5.29	5.29
10.75% Redeemable Cumulative Preference Shares of Birla Global Finance Ltd.	100	2,500,000	250.00	250.00
Equity Shares of Idea Cellular Ltd. (Formerly known as Birla AT&T Communications Ltd.)	10	210,340,226	2,103.40	1,735.73
Carried Over...			**6,208.66**	**2,666.42**

(Rs. in Million)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '6' (Contd.)				
INVESTMENTS (Contd.)				
Brought Forward...			**6,208.66**	**2,666.42**
Equity Shares of Udyog Services Ltd. (amount Rs. 200.00) (*amount Rs. 200.00)	100	2		
Shares of Shri Ganesh Krupa Co-operative Housing Society Ltd. (amount Rs.1,000.00) (* amount Rs. 1,000.00)	50	20		
Equity Shares of The Ivory Tower Premises Co-operative Housing Society Ltd. (amount Rs.250.00) (*amount Rs. 250.00)	50	5		
12.10% Non-Convertible Debentures of Housing Development Finance Corporation Ltd. (Redeemed during the year)			—	100.00
16% Secured Reedemable Non- Convertible Debentures of Mangalore Refinery & Petrochemicals Ltd. (Redeemed till date Rs.160/-)	200	1,956,363	78.15	34.79
Equity Shares of Sanjana Cryogenic Storage Ltd.	10	780,000	31.20	—
ii. QUOTED				
a GOVERNMENT SECURITIES				
11.40 % GOI Stock -2008 (Note No.9 in Schedule '21')	50,000,000	—	61.71	—
b EQUITY SHARES - FULLY PAID UP IN SUBSIDIARY COMPANY				
Equity Shares of Indian Aluminium Co.Ltd. (15,302,861 Equity Shares purchased during the year)	10	68,369,585	11,971.25	10,126.30
c SHARES, DEBENTURES AND BONDS - FULLY PAID UP				
c.1. TRADE INVESTMENTS				
Equity Shares of Bihar Caustic & Chemicals Ltd.	10	1,560,000	17.99	17.99
Equity Shares of Tanfac Industries Ltd.	10	995,652	9.96	9.96
c.2. OTHERS				
Equity Shares of Indo Gulf Corporation Ltd. (Amalgamated during the year with the Company)	10		—	433.35
Equity Shares of Indo Gulf Fertilisers Ltd. (Received on demerger of fertiliser business of Indo Gulf Corporation Ltd.)	10	3,915,871	88.84	—
Equity Shares of Mangalore Refinery & Petrochemicals Ltd. (Sold during the year)	10		—	1,519.00
Equity Shares of Indian Rayon & Industries Ltd.	10	7,663,535	488.47	365.15
Equity Shares of Grasim Industries Ltd.	10	2,299,059	850.40	689.61
Equity Shares of Century Enka Ltd.	10	37,500	7.50	7.50
Equity Shares of Industrial Development Bank of India	10	1,387,200	38.84	89.17
Equity Shares of National Aluminium Company Ltd.	10	8,842,077	921.65	—
16% Secured Redeemable Non-Convertible Debentures of Indian Petrochemicals Corporation Ltd. (Redeemed during the year)			—	20.73
13.50% Non Convertible Debentures of GE Capital Services India	2,500,000	10	24.88	24.88
Carried Over...			**20,799.50**	**16,104.85**

(Rs. in Million)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '6' (Contd.)				
INVESTMENTS (Contd.)				
Brought Forward...			**20,799.50**	**16,104.85**
0% Reliance Capital Deep Discount Bond of Reliance Capital Ltd. (Sold during the year)	—	—	—	52.88
10.25% IDBI Omni Bonds I (Series-2001/A) of Industrial Development Bank of India	100,000	2,000	199.90	199.90
16% Secured Non Convertible Debentures of CESC Ltd. (Redeemed till date Rs. 75/-)	100	239,839	6.00	—
B. CURRENT INVESTMENTS				
i. UNQUOTED				
a. SHARES, DEBENTURES, BONDS AND UNITS OF MUTUAL FUNDS - FULLY PAID				
6.50% secured Redeemable Non Convertible Debentures of ABN Amro Securities (India) Pvt. Ltd.	10,000,000	25	250.00	—
10.05% Secured Redeemable Non-Convertible Debentures of Hindustan Petroleum Corporation Ltd. (Redeemed during the year)	—		—	49.60
Units of Master Index Fund of UTI	10	10,00,000	9.75	9.75
Units of UTI RIS Growth of UTI (2,000,000.000 Units purchased during the year)	10	2,000,000.000	19.90	—
Birla Income Plus Plan-B : Growth Units of Birla Mutual Fund. (3,606,6254.456 Units purchased and 28,295,959.698 Units sold during the year)	10	36,066,254.456	880.30	630.64
Birla Gilt Plus Long Term Plan : Growth Units of Birla Mutual Fund. (6,259,780.908 Units sold during the year)	—	—	—	100.00
GIC Growth Plus - II Units of GIC Mutual Fund	10	1,000,000.000	10.00	10.00
GIC Fortune-94 Units of GIC Mutual Fund	10	1,250,000.000	8.19	8.19
Alliance Income Fund - Regular Growth Units of Alliance Capital Mutual fund (13,604,717.249 Units sold during the year)	—	—	—	250.00
Prudential ICICI Income Plan - Growth Units of Prudential ICICI Mutual Fund (36,715,588.471 Units purchased and 28,820,398.608 Units sold during the year)	10	33,646,221.471	584.34	372.65
Prudential ICICI Liquid Plan Units of Prudential ICICI Mutual Fund (2,305,117.341 Units sold during the year)	—	—	—	32.06
Prudential ICICI Gilt Fund - Investment Plan Growth Units of Prudential ICICI Mutual Fund (10,180,324.508 Units sold during the year)	—	—	—	160.00
DSP Merrill Lynch Bond Fund Growth - Regular Units of DSP Merrill Lynch Mutual Fund (2,437,181.643 Units purchased and 19,364,758.244 Units sold during the year)	10	2,437,181.643	50.00	360.89
Birla Cash Plus- Plan-B: Growth Units of Birla Mutual Fund (596,639.588 Units sold during the year)	—	—	—	9.06
Carried Over...			**22,817.88**	**18,350.47**

(Rs. in Million)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '6' (Contd.)				
INVESTMENTS (Contd.)				
Brought Forward...			**22,817.88**	**18,350.47**
Birla FMP Yearly Growth -3 Plan-B Units of Birla Mutual Fund (5,000,000 Units purchased during the year)	10	5,000,000.000	49.90	—
Grindlays Super Saver Investment Fund -Investment Plan-Growth Option Units of Standard Chartered Mutual Fund (42,386,747.943 Units purchased and 3,958,828.187 Units sold during the year)	10	42,386,747.943	560.88	50.00
HDFC Income Fund - Growth Units of HDFC Mutual Fund (54,558,868.900 Units purchased and 70,250,319.908 Units sold during the year)	10	54,558,868.900	756.79	868.07
HDFC Gilt Fund Long Term- Growth Units of HDFC Mutual Fund (4,270,219.489 Units sold during the year)	—	—	—	50.00
HDFC Short Term Plan Growth Units of HDFC Mutual Fund (5,000,000.000 Units sold during the year)	—	—	—	50.00
HDFC Liquid Fund Premium Plus Units of HDFC Mutual Fund (160,904,035.921.Units purchased and 146,614,988.410 Units sold during the year)	10	14,289,047.381	171.66	—
HDFC Floating Rate Income Fund Long Term Plan Growth Units of HDFC Mutual Fund (2,500,000 Units purchased during the year)	10	2,500,000.000	25.00	—
Templeton India Income Fund Growth Units of Franklin Templeton Funds (27,047,862.644 Units purchased and 5,489,021.268 Units sold during the year)	10	27,047,862.644	552.03	103.07
IDBI- Principal Income Fund- Growth Plan Units of IDBI Mutual Fund (12,885,639.145 Units purchased and 3,470,996.046 Units sold during the year)	10	12,885,639.145	170.28	42.06
Zurich India High Interest Fund -Regular Growth Units of Zurich India Mutual Fund. (22,957,969.944 Units purchased and 2,743,464.126 Units sold during the year)	10	22,957,969.944	451.66	50.26
Zurich India Liquidity Fund -Savings Plan -Growth Units of Zurich India Mutual Fund.(22,930,264.514 Units sold during the year)	—	—	—	267.00
Birla Income Plan - Institutional Plan Units of Birla Mutual Fund (5,821,558.000 Units purchased during the year)	10	5,821,558.000	150.00	—
Grindlays Institutional Plan Units of Standard Chartered Mutual Fund (14,026,904.000 Units purchased and 10,470,135.000 Units sold during the year)	10	3,556,769.000	39.93	—
HSBC Cash Fund Units of HSBC Mutual Fund (49,540,645.000 Units purchased and 40,135,091.000 Units sold during the year)	10	9,405,554.000	95.66	—
IDBI Principal Deposit Fund Plan - Growth Units of IDBI Mutual Fund	10	20,000,000.000	200.00	—
Prundential ICICI FMP -Yearly V - Growth Units of Prundential ICICI Mutual Fund	10	19,983,813.000	200.00	—
Prundential ICICI Institutional Plan Units of Prundential ICICI Mutual Fund (33,252,814.000 Units purchased and 21,415,730.000 Units sold during the year)	10	11,837,084.000	175.68	—
Templeton India Liquid Fund - Growth Units of Franklin Templeton Funds (133,310,781.000 Units purchased and 130,673,519.000 Units sold during the year)	10	3,026,998.000	45.28	—
Carried Over...			**26,462.63**	**19,830.93**

(Rs. in Million)

	Face Value (Rs.)	Total Nos.	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '6' (Contd.)				
INVESTMENTS (Contd.)				
Brought Forward...			26,462.63	19,830.93
b. UNITS OF UNIT TRUST OF INDIA				
Unit 64 of Unit Trust Of India (Note No. 9 in Schedule '21')	10	1,400,000	8.67	8.67
Master Gains 1992 of Unit Trust of India (Note No. 9 in Schedule '21')	10	1,374,000	12.90	12.90
			26,484.20	19,852.50
Aggregate Book Value of Quoted Investments.			14,687.39	13,556.42
Aggregate Book Value of US-64 & Mutual Fund Units			5,228.80	3,445.27
Aggregate Book Value of Unquoted Investments			6,568.01	2,850.81
			26,484.20	19,852.50
Aggregate Market Value of Quoted Investments			10,647.37	7,191.72

* Represent figures for previous year.

NOTE:
In response to the open offer for purchase of Equity shares of Rs. 10/- at a price of Rs. 120/- each , made by the company to the shareholders of Indian Aluminium Co. Ltd., the Company has received:

a) 6,238 shares from NRI's for which adjustment would be made on receipt of necessary approvals.
b) 293,754 shares which are pending for registration in the Company's name.

UNITS OF MUTUAL FUNDS PURCHASED & SOLD DURING THE YEAR	FACE VALUE (RS.)	TOTAL NOS. OF UNITS	TOTAL PURCHASE COST (Rs. in Million)
Alliance Short Term Fund Growth	1,000	146,721.368	150.00
Alliance Short Term Fund Growth	10	24,448,986.227	250.00
Alliance Cash Manager Growth	10	108,366,949.088	1,570.05
Alliance Term Plan-98 Days	10	15,000,000.000	150.00
Alliance Income Fund-Growth	10	11,099,800.000	220.07
Birla Bond Plus Plan - B Growth	10	165,384,787.960	1,790.87
Birla Cash Plus	10	443,832,957.783	6,682.86
Birla Cash Plus Plan - A Dividend Reinvestment	10	262,056,050.608	2,806.09
Birla Gilt Plus-Long Term Plan Growth	10	15,477,959.000	250.00
Birla Income Plus-Dividend Plan	10	4,860,069.000	125.23
Birla FMP Quarterly Growth	10	14,882,084.000	156.50
DSP Merrill Lynch Liquidity Fund Growth	10	123,082,442.603	1,764.68
DSP Merrill Lynch Short Term Fund Growth	10	66,772,859.369	681.30
DSPML Income Plan-Growth	10	5,288,207.000	100.00
DSPML Bond Fund	10	3,277,380.000	69.23

SCHEDULE '6' (Contd.)

INVESTMENTS (Contd.)

UNITS OF MUTUAL FUNDS PURCHASED & SOLD DURING THE YEAR	FACE VALUE (RS.)	TOTAL NOS. OF UNITS	TOTAL PURCHASE COST
			(Rs. in Million)
Grindlays Cash Fund Growth	10	109,451,094.646	1,190.96
Grindlays Cash Fund Plan- B (Institutional Plan) - Growth	10	8,893,948.557	100.00
Grindlays Short Term Plan Growth Option	10	78,049,724.518	905.38
Grindlays Govertment Securities Fund	10	29,739,482.000	300.00
GSSIF-Grindlays Investment Plan-Growth	10	7,727,975.000	100.00
HDFC Short Term Plan Growth	10	191,541,480.734	2,021.87
HDFC Income Fund - Growth Plan	10	26,291,092.000	351.45
HDFC Liquid Fund - Growth Plan	10	118,432,345.000	1,387.41
HSBC Institutional Income Fund Short Term Plan	10	45,096,395.549	455.60
HSBC Cash Fund	10	54,494,720.131	551.59
IDBI - Principal Cash Management Fund Liquid Option Growth Plan	10	55,332,184.449	635.22
IDBI - Principal Income Fund Short Term Plan Growth	10	23,640,648.909	245.00
IDBI Principal Income Fund -Liquid Option Growth Plan	10	19,672,010.000	232.50
IDBI Principal Income Fund -Growth Plan	10	3,939,769.000	50.00
Prundential ICICI Liquid Plan	10	364,820,933.217	5,279.94
Prundential ICICI Short Term Plan Cummulative Option	10	210,319,627.323	2,301.15
Prundential ICICI Flexible Plan	10	116,846,736.000	1,220.95
Prundential ICICI FMP Growth Quarterly Plan	10	8,769,161.000	100.00
Templeton India Liquid Fund Growth Plan	10	31,737,708.461	460.00
Templeton Floating Rate Income Fund -Short Term Plan Growth	10	15,649,087.935	295.00
Templeton India Short Term Income Plan Growth	1,000	238,364.423	259.50
Templeton India Treasury Management Account Growth	1,000	146,766.161	220.49
Templeton India Government Securities Fund Growth	10	8,816,485.000	151.58
Templeton India Institutional Plan	10	3,909,771.000	40.14
Templeton India Floater-Short Term	10	2,078,695.000	22.50
Unit Trust of India A/c UTI - Money Market Fund	10	1,232,307.835	20.00
Zurich India Liquidity Fund Savings Plan Growth	10	103,772,320.832	1,261.21
Zurich India High Interest Fund Short Term Plan Growth	10	88,188,585.448	927.52

SCHEDULES

	As at 31st March, 2003	(Rs. in Million) As at 31st March, 2002
SCHEDULE '7'		
INVENTORIES		
Closing Stocks (As valued and certified by the Management) (including in transit)		
Stores, Spare-parts etc.	801.93	497.01
Coal & Fuel Oil (at Power Plant)	273.95	78.92
Machinery Spares	305.03	246.31
Raw Materials	3,686.19	1,162.48
Materials-in-Process	3,530.42	1,137.88
Finished Goods (including Excise Duty & other expenses Rs. 190.93 million)	1,424.70	649.15
	10,022.22	**3,771.75**

	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '8'		
SUNDRY DEBTORS (Unsecured Considered Good, except otherwise stated)		
Due for a period exceeding six months (including Rs. 17.41 million considered doubtful)	300.61	75.72
Other Debts (including Rs. 2,489.56 million secured)	5,324.21	2,662.92
	5,624.82	**2,738.64**
Less: Provision for doubtful debts	17.41	6.85
	5,607.41	**2,731.79**

	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '9'		
CASH AND BANK BALANCES		
Cash Balance on hand	1.89	1.87
Balance with Scheduled Banks :		
In Current Accounts	124.04	37.39
In E.E.F.C Accounts	0.63	23.36
In Account of Nominees for sale proceeds of Fractional Coupons of Bonus Shares	0.47	0.47
In Unpaid Dividends Account	45.46	19.34
Cheques and Drafts in hand	408.96	145.15
In Fixed Deposit Account	2,358.64	3,530.00
Interest Receivable on Fixed Deposits	91.33	112.70
	3,031.42	**3,870.28**

(Rs. in Million)

	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '10'		
LOANS, ADVANCES & DEPOSITS		
(Unsecured Considered Good, unless otherwise stated)		
Interest accrued on Investments	22.26	74.00
Advance to Subsidiary Companies	50.85	1.33
Loan to Subsidiary Companies (including interest receivable Rs. 32.34 million)	877.42	383.92
Loan to a Limited Company (Refer Note No. 11(b)(ii) in Schedule '21')	129.39	129.39
Deposits with other Limited Companies & Financial Institutions (including interest receivable Rs. 39.88 million) (Refer Note No. 12(a) in Schedule '21')	1,685.72	3,296.43
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted:		
To Staff & Workers	86.26	81.58
To Suppliers (including doubtful/under litigation Rs. 0.38 million)	119.60	99.05
To Others (including doubtful/under litigation Rs. 0.09 million) (Refer Note No. 11(c) in Schedule '21')	1,084.12	813.43
To U.P.S.E.B. against disputed power bills under protest	3.65	3.65
	1,293.63	**997.71**
Prepaid Expenses	1,008.75	183.59
Advance Income Tax-paid (Net)	1,236.89	493.97
Security and other Deposits (including receipts of Fixed Deposits in Bank/ Post office Savings Bank Pass Book lying with Government Departments Rs. 10.18 million)	445.25	240.64
Excise Duty, Export Benefits & other Claims Receivable	2,017.79	398.15
In Trident Trust (Refer Note No. 7(e) Schedule '21')	344.51	—
	9,112.46	**6,199.13**

	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '11'		
CURRENT LIABILITIES		
Sundry Creditors :		
For Goods Supplied (including outstanding dues of SSI undertakings Rs. 20.31 million)	3,484.87	799.24
For Expenses	1,788.91	758.99
For Other Finance	527.12	278.18
	5,800.90	**1,836.41**
Customers' Credit Balances and Advances against orders	212.53	133.85
Security Deposits	421.45	216.45
Investor Education & Protection Fund shall be credited by the following:		
Unpaid Dividends	45.46	19.34
Unpaid matured Debentures	2.50	5.30
Unpaid application money received by the Company for allotment of Securities and due for refund	—	0.02
Unclaimed amount of Fractional Coupons of Bonus Shares	0.47	0.47
Interest accrued but not due on Debentures, Loans & Deposits	582.48	268.72
	7,065.79	**2,480.56**

(Rs. in Million)

	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '12'		
PROVISIONS		
For Excise Duty on Electricity (under dispute) (Refer Note No. 6(g)(i) in Schedule '21')	54.73	54.73
For Gratuity	11.43	—
For Proposed Dividends	1,248.42	1,005.21
For Tax on Proposed Dividends	159.92	—
	1,474.50	**1,059.94**

(Rs.in Million)

	For the year ended 31st March, 2003	For the year ended 31st March, 2002
SCHEDULE '13'		
OTHER INCOME		
Rent (Gross) (Tax deducted at source Rs. 2.25 million) (including Lease Rent Rs. 17.83 million)	35.08	10.42
Interest on Inter Corporate Deposits & Banks *	490.88	562.77
Interest from Others * (including interest received from Income Tax Department Rs. 13.20 million (Net) & interest received from Subsidiary Companies Rs. 98.15 million)	308.12	371.54
	799.00	**934.31**
Income from Investments: *		
Income from Current Investments:		
Interest	10.64	22.83
Dividend	—	1.40
Income from Long Term Investments:		
Interest on Bonds (Tax free)	—	52.15
Other Interest	53.93	58.67
Dividend (including on Trade Investments Rs. 1.00 million & Rs. 219.74 million from Subsidiary Companies)	396.10	327.33
	460.67	**462.38**
Profit on sale of Fixed Assets (Net)	7.63	—
Profit on sale of Investments (Net)	564.50	589.65
Miscellaneous Receipts & claims (Net) (Tax deducted at source Rs. 1.59 million)	256.74	49.18
Sundry Credit Balances written back (Net)	9.58	3.46
Diminution in carrying cost of Current Investments written back (Net)	24.98	—
Exchange Rate Difference & Gain on Forward Contract (Net)	145.96	2.43
Liability no longer required written back	25.35	57.26
	2,329.49	**2,109.09**

* *Tax deducted at source on Interest received Rs. 153.49 million & on Dividend received Rs. 38.73 million.*

	For the year ended 31st March, 2003	(Rs. in Million) For the year ended 31st March, 2002
SCHEDULE '14'		
INCREASE /(DECREASE) IN STOCKS		
Closing Stocks:		
Finished Goods	1,233.77	502.35
Materials-in-Process	3,530.42	1,131.93
	4,764.19	**1,634.28**
Less: Opening Stocks:		
Finished Goods	502.35	458.59
Materials-in-Process	1,131.93	982.71
	1,634.28	1,441.30
Add: Stock of Amalgamating Company as on 01.04.2002 pursuant to the Scheme of Amalgamation:		
Finished Goods	993.92	—
Materials-in-Process	1,899.18	—
	4,527.38	**1,441.30**
	236.81	**192.98**

	For the year ended 31st March, 2003	For the year ended 31st March, 2002
SCHEDULE '15'		
RAW MATERIALS CONSUMED		
Opening Stock	1,162.48	1,019.08
Add : Stock of Amalgamating Company as on 01.04.2002 pursuant to the Scheme of Amalgamation	1,116.75	—
Add : Purchases (Net)	24,686.67	4,899.10
	26,965.90	**5,918.18**
Less : Closing Stock	3,686.19	1,162.48
	23,279.71	**4,755.70**

	For the year ended 31st March, 2003	For the year ended 31st March, 2002
SCHEDULE '16'		
MANUFACTURING EXPENSES		
Stores, Spare Parts & Tools Consumed (including for repairs)	1,947.04	868.35
Conversion & Fabrication Charges	79.55	30.94
Power Generation & Electricity charges (including cost of own generation)	6,623.23	4,280.77
Repairs, Renewals & Replacements :		
Buildings	86.88	64.72
Machinery	245.53	206.91
Others (Net)	101.57	93.31
	433.98	**364.94**
Raw Water Charges and Cess	41.40	4.21
	9,125.20	**5,549.21**

	For the year ended 31st March, 2003	(Rs. in Million) For the year ended 31st March, 2002
SCHEDULE '17'		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	1,613.02	1,184.61
Gratuity contribution to Employees' Gratuity Fund/Provision	89.33	75.16
Welfare Expenses	337.05	264.68
Provident Fund, Employees' Pension Fund and Superannuation Fund Contribution	189.05	147.19
	2,228.45	**1,671.64**
SCHEDULE '18'		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES		
Rates & Taxes (Net)	14.03	9.13
Rent (including Lease Rent Rs. 162.78 million)	223.66	39.19
Insurance	309.88	246.26
Miscellaneous Expenses (including Law charges to a Firm of Solicitors in which a Director is partner Rs. 0.70 million)	776.93	421.16
Travelling	181.54	100.17
Donations (including Contribution of Rs. 0.50 million to General Electoral Trust for political purposes)	30.62	26.71
Auditors' Remuneration :		
Audit Fees	2.63	1.68
For Tax Audit	0.42	0.42
For Issuing Certificates	1.62	0.77
Expenses	0.53	0.44
	5.20	**3.31**
Cost Audit Fee & Expenses	0.38	0.32
Guarantee Commission to Banks	7.72	0.64
Research & Development Expenses	15.24	8.28
Technical Know-How Fee	145.56	25.92
Loss on sale of Fixed Assets (Net)	—	10.46
Provision for doubtful debts	5.29	6.85
Irrecoverable Loans written off	65.00	—
Sales Tax/Turnover Tax paid	0.26	0.21
Directors' Fees	0.29	0.22
Directors'Remuneration	10.00	—
Debentures Issue Expenses	12.88	5.09
Shares Buy-Back Expenses	1.63	0.64
Loss on Buy-Back of Debentures	1.16	—
Commission on Sales	118.84	122.50
Packing, Forwarding and Transport Expenses (Net)	1,291.08	543.94
Diminution in carrying cost of Current Investments	—	18.55
Previous years' Adjustments (Net)	0.91	0.32
	3,218.10	**1,589.87**

(Rs. in Million)

	For the year ended 31st March, 2003	For the year ended 31st March, 2002
SCHEDULE '19'		
INTEREST		
On Debentures	1,160.82	679.99
On Long Term Loans	340.09	159.37
Others (including interest on Income Tax Rs. 156.15 million)	284.97	53.07
	1,785.88	892.43
Less: Interest capitalised as per mandatory Accounting Standard	584.90	436.48
	1,200.98	**455.95**
SCHEDULE '20'		
DEPRECIATION		
Depreciation	2,686.74	3,008.95
Less: Excess Depreciation for earlier years written back	2.74	1.17
	2,684.00	3,007.78
Less: Lease Equalisation Adjustment	41.76	—
	2,642.24	3,007.78
Less: Transfer from Capital Reserve	—	1,464.44
	2,642.24	1,543.34

SCHEDULE '21'

NOTES ON ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

A. FIXED ASSETS

Fixed Assets are stated at cost. Cost includes borrowing costs and other related overheads incurred during the period of construction.

B. DEPRECIATION & AMORTISATION

(a) Depreciation on Fixed Assets has been provided for on Straight Line Method at the rates and manner prescribed under Schedule XIV to the Companies Act, 1956, as amended.

(b) Leasehold land / mining rights are amortised over the period of lease.

(c) Assets where ownership vests with the Government Authorities are amortised at the rates of depreciation specified in schedule XIV to the Companies Act, 1956.

C. LEASES

The annual charge on account of lease rentals in respect of assets taken prior to 01.04.2001 under Finance lease have been calculated over the effective life of assets at the in-built internal rate of return in the respective agreements.

D. INVESTMENTS

(a) Long term Investments are stated at cost after deducting provision, if any, in cases where the fall in market value has been considered of permanent nature.

(b) Current investments are stated at lower of cost and fair value.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

E. INVENTORIES

(a) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

(b) Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

(c) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

F. FOREIGN CURRENCY TRANSACTIONS

(a) Year-end balance of foreign currency transactions is translated at the year-end rates and the corresponding effect is given in the respective accounts. Transactions completed during the year are adjusted on actual basis.

(b) In respect of transactions covered by Forward Foreign Exchange Contracts, the difference between the forward rate and exchange rate at the inception of contract is recognised as income or expense over the life of the contract except for contracts relating to liabilities incurred for purchase of Fixed Assets, the difference thereof is adjusted in the carrying amount of respective Fixed Assets.

(c) Transactions covered by cross currency swap contracts to be settled on future dates are recognised at the year-end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

G. RETIREMENT BENEFITS

(a) Year-end liability for Superannuation benefits to the eligible employees are provided and funded to approved funds.

(b) Year-end liability on account of Gratuity is provided for on actuarial valuation basis. In respect of the aluminium business such amount is funded with an approved fund.

(c) Leave Encashment benefits are provided for on actuarial / accrual basis.

H. RECOGNITION OF INCOME & EXPENDITURE

Income & Expenditure are recognised on accrual basis.

I. RESEARCH & DEVELOPMENT EXPENDITURE

Revenue expenditure is charged to Profit & Loss Account and Capital expenditure is added to the cost of Fixed Assets in the year in which it is incurred.

J. BORROWING COSTS

Borrowing cost directly attributable to the acquisition and construction of qualifying assets are capitalised. Other borrowing costs are recognised as expenses in the period in which they are incurred.

K. TAXES ON INCOME

Current tax is determined as the amount of tax payable in respect of taxable income for the period. Deferred tax liabilities and assets are recognised at substantively enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

L. MANAGEMENT OF METAL PRICE RISK

In respect of copper division the company has adopted a policy to minimize the risks associated with fluctuations in the price of copper and other precious metals by hedging mismatch on futures' market. However, the company does not conduct speculative operations in the futures' market. The results of metal hedging are recorded at their settlement as part of raw material cost. The settlement of these transactions generally coincides with the accounting of the underlying transactions.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

		As at 31st March, 2003	(Rs. in Million) As at 31st March, 2002
	M. CONTINGENT LIABILITY		
	Contingent liabilities are not provided for in the accounts and are disclosed by way of Notes.		
2.	Capital Commitments outstanding (Advance/Deposit paid Rs 888.05 million)	4,664.94	4,587.85
3.	Guarantees outstanding	1,981.30	6.00
4.	Letters of Credit Outstanding	4,220.32	536.92
5.	Other Bank Guarantees & Bonds besides those mentioned separately and counter guaranteed by the Company	444.27	46.11
6.	Contingent Liabilities not provided for in respect of:		
	(a) Claims/Disputed liabilities not acknowledged as debt		
	- Transit Fee on Coal & Bauxite	87.87	26.20
	- Withholding Tax on payment of fees on GDR issue	190.36	91.57
	- Excise/Custom Duty	161.52	-
	- Sales Tax	219.11	0.21
	- Others	67.28	27.42
	(b) Bills discounted with Banks	400.63	479.85
	(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15.5.1976 to 30.6.1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10
	(d) Due to certain additions made in the assessment of earlier years the company has received demands from the Income Tax Department against which it has gone in appeals. The Company has been advised that considering the grounds of appeal no provision is required.	—	376.16

(e) The company has export obligations of Rs 13,973.88 million (USD 292.66 million) against the Import Licences taken for import of capital goods under Export Promotion Capital Goods Scheme.

(f) 21,03,40,226 Equity Shares of Rs.10/- each fully paid up in Idea Cellular Ltd. held by the Company as investment have been pledged for securing financial assistance granted by the lenders to that company.

(g) The Company has received the following demands which are disputed by the Company and are not provided for:

i) A demand up to 30th September 1984 for Rs. 145.94 million was raised by the Assistant Collector, Central Excise, Mirzapur, being the amount of Excise Duty levied by the Central Government on the power generated by the Company's captive power plant, Renusagar Power Co. Ltd. (since amalgamated). The Delhi High Court has quashed the entire demand of Excise Duty; vide its Order dated 9th July 1993. The Govt.of India filed an Appeal before division bench of Delhi, which has been dismissed, vide order-dated 13.2.2001.

However, the Assistant Collector, Central Excise, Mirzapur has served a demand notice dated 16th February 1994 on the Company that out of the aforesaid total sum of Rs. 145.94 million, the Company has made provision for Rs. 54.73 million in its accounts and the balance amount has been sequestered in the Aluminium Regulation Account constituted under the Aluminium (Control) Order, 1970 and these ought to have been deposited to the credit of the Central Government, as envisaged under the provisions of Section 11-D of the Central Excise & Salt Act, 1944. The Company has challenged the same and filed a writ petition in the Delhi High Court, which is pending, and demand is stayed. According to the terms of settlement dated 5.12.83 between the Company and the Central Govt. and the subsequent correspondence on the subject, the amount relating to period from 27.3.1981 onwards has been sequestered in the Aluminium Regulation Account, to be reimbursed to the Company in the event the Court decides the case against the Company and the amount becomes payable.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

ii) A demand of interest for a sum of Rs. 29.04 million on past dues of the Aluminium Regulation Account up to 31.12.1987 is disputed by the Company and not provided for.

iii) The erstwhile Uttar Pradesh State Electricity Board has claimed additional water charges of Rs. 35.66 million for retrospective revision of water charges for water drawn from upstream and downstream of Rihand Reservoir for the period April 1989 to June 1993 for the Company's facilities at Renusagar and Renukoot. The Company disputes the claim and has filed a writ petition which is pending before Lucknow Bench of Allahabad High Court. The Company has also received bills for Rs. 5.14 million for the period 14.1.2000 to 31.1.2001 from U.P.Jal Vidyut Nigam Limited, successor of U.P. State Electricity Board, for retrospective revision of water rates. A Writ Petition has been filed at Lucknow Bench of Allahabad High Court challenging the present retrospective revision also. The demand has been stayed vide order dated 11.5.2001.

7. a) A Scheme of Arrangement (the Scheme) between the Company, Indo Gulf Corporation Limited (IGCL) and Indo Gulf Fertilisers Limited (IGFL) and their respective shareholders and creditors which envisages the demerger of the fertiliser business of IGCL to IGFL, and the subsequent amalgamation of the Remaining Business of IGCL with the Company, has been approved by the Hon'ble High Courts at Allahabad and Mumbai vide their Orders dated 18th Novemebr, 2002 and dated 31st October, 2002 respectively. In terms of the scheme, the remaining business (hereinafter referred to as "amalgamating company") comprising of manufacturing of copper and certain precious metals, the processing, producing, manufacturing and marketing of certain types of chemicals (including di-ammoinium phosphates) and rendering assistance and services in relation to the same has been amalgamated and transferred and vested in the Company, on a going concern basis with effect from the appointed date, i.e. from opening of business on 1st April, 2002.

b) Pursuant to the Scheme stated above, all the assets and liabilities of the remaining business of the amalgamating company have been transferred to and stand vested with the company with effect from the appointed date, at the values appearing in the books of amalgamating company as on the appointed date. Further, in terms of the scheme, all the business activities of the remaining business of the amalgamating company carried out on or after the transfer date are deemed to have been carried out by the amalgamating company on behalf of the Company on a going concern basis. The scheme has accordingly been given effect to in these accounts and operational results for the year of the remaining business of the amalgamating company have been incorporated in the company's accounts.

c) In consideration of the above, the company has issued 1,87,67,835 Equity shares of Rs.10/- each (Including 3099 Partly Paid-up Shares) aggregating to Rs. 187.68 million to the equity shareholders of the amalgamating company in the ratio of 1 equity share in the company for every 12 equity shares of Rs.10/- each held by them in the amalgamating company.

d) In consonance with the Accounting Standard (AS-14) on "Accounting for Amalgamation" issued by the Institute of Chartered Accountants of India and in terms of the said scheme, the aforesaid amalgamation has been accounted for under "Pooling of Interest Method" as under: -

i) The assets and liabilities of the remaining business of the amalgamating company as on 1st April, 2002 have been taken over at the respective book values.

ii) The reserves of the amalgamating company as on 1st April, 2002 have been recorded at their existing carrying amounts and in the same form as at the date of the amalgamation.

iii) Rs. 2,064.42 million being the amount representing the excess of net assets of the amalgamating company over the aggregate of the paid up value of equity shares issued and allotted as in (c) above and the amount credited to reserves as given in (ii) above has been credited to General Reserve account.

e) Pursuant to Clause No 47 of the Scheme of Arrangement, the company has issued its 16,31,613 Equity Shares against 1,95,79,357 Equity Shares held by the Company in Indo Gulf Corporation Limited to the Trident Trust, which is created wholly for the benefit of the company and managed by trustees appointed by it.

8. (a) The exchange rate difference (gain) amounting to Rs. 205.63 million (net) in connection with foreign currency loans obtained for acquiring fixed assets has been adjusted in the carrying amount of the relevant fixed assets.

(b) Exchange difference of Rs. 1.72 million in respect of forward cover contracts will be recognized in the profit and loss account in subsequent year.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

(c) The Company has entered into cross currency swap transactions in respect of borrowing of US$ 6.00 million and which will be settled on future date. The Company has also entered into option transactions in respect of borrowing of US$ 35.85 million. Since the fluctuations and resultant effect in the intervening period in respect of these transactions cannot be fairly estimated, the effect of these transactions will be accounted for in the year in which the contracted settlements takes place. However had the swapped borrowing been restated at the exchange rate prevailing at the year-end for swapped currencies, the principal amount would have been decreased by Rs. 32.67 million.

9. The Company has earmarked 11.40% GOI, Stock 2008 of the face value of Rs 50 millions, book value being Rs. 61.71 millions, 14,00,000 Units of the Unit Trust of India of Rs.10/- each cost being Rs. 8.67 millions and 13,54,900 units of Mastergain 1992 of UTI of Rs 10/- each cost being 12.72 millions in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975 (as amended).

(Rs. in Million)

	As at 31st March, 2003	As at 31st March, 2002
10. Advances (Dr.) include -		
(a) Due from a firm of Solicitors & Advocates in which one of the Directors is a partner.	—	—
(Maximum balance during the year Rs.0.68 million)		
(b) Due from Officers (Maximum balance during the year Rs. 0.23 million)	0.23	2.03

11. Loans and advances includes :

(a) Loans and Advances to Subsidiaries :

	As on 31.03.2003	Maximum amount outstanding during the year
Renukeshwar Investments & Finance Limited	194.86*	196.35
Renuka Investments & Finance Limited	187.56*	194.46
Dahej Harbour and Infrastructure Limited	495.00	660.00
Lucknow Finance Company Limited(without interest)	50.85*	50.85

* with no repayment schedule

(b) Loans, Advances and Deposits to Joint Ventures :

i) Idea Cellular Limited	430.00	500.00

ii) Unsecured loans of Rs. 129.39 million (maximum balance Rs. 129.39 million) given to Bihar Caustic & Chemicals Ltd. (BCCL) represents promoters contribution towards cost of projects. These loans will be repaid after the Institutional Loans for the projects are repaid in full. As per agreements the rate of interest on the Loan of Rs.3.42 million is restricted to percentage of dividend declared by BCCL and on the loans of Rs.125.97 million the rate of interest would be the Bank Rate or percentage of dividend declared by BCCL, whichever is higher.

Further, the Company has given inter-corporate deposit to BCCL outstanding at the end of year Rs. NIL (maximum balance Rs. 50 million)

iii) The Company has given undertakings to various Financial Institutions for non-disposal of shares held in Bihar Caustic & Chemicals Ltd., Tanfac Industries Ltd. and Idea Cellular Ltd. till the Institutional loans are repaid in full.

(c) Loans and Advances to Others :

Advances recoverable in cash or in kind include payments made to Rosa Power Supply Co. Ltd. Rs. 20.99 million (maximum balance Rs. 34.16 million), Bina Power Supply Co. Ltd. Rs. 492.02 million (maximum balance Rs. 500.02) and Birla Telecom Ltd. Rs.1.47 million (maximum Rs. 1.47 million) to be adjusted against the value of the Equity Shares to be issued by such companies in the event the relative projects are implemented after receipt of all regulatory approvals.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

12. (a) Loans, Advances and Deposits includes:

(i) Inter Corporate Deposit aggregating to Rs. 85.82 million (maximum balance Rs. 85.82 million) made to Birla Project Development Corporation Ltd. on interest pursuant to MOU entered into with the company for development of new projects.

(ii) Inter-Corporate Deposit aggregating to Rs. 133.41 million (maximum balance Rs. 154.59 million) made to Birla Management Corporation Ltd. on interest.

(b) The company is one of the promoter member of Birla Management Corporation Limited (BMCL), a company limited by guarantee which has been formed to provide a common pool of facilities and resources to its members, with a view to optimise the benefits of specialisation and minimise cost for each member. The company has participated in the common pool and has shared the expenses incurred by BMCL and accounted for these under appropriate heads.

13. Bihar Caustic and Chemicals Ltd.(BCCL) has offered 31,20,000 Equity Shares to the Company on right basis which the company has subscribed in full. The Right issue of BCCL has not received minimum subscription and in terms of the undertaking given by the Company, the Company has also subscribed for remaining 75,78,287 Equity Shares of BCCL. Upon allotment of the shares subscribed for by the Company, BCCL will become subsidiary of the Company.

14. Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

15. Outstanding dues owed by the Company to Small Scale Undertakings for more than 30 days of Rs. 18.67 millions are as follows:

Air Control & Chemical Engg. Co. Ltd., Avcon Controls Pvt. Ltd., Aerovent Projects Pvt. Ltd., Alfred Engineering Industries, Alweyn Pumps & System (P) Ltd., Alba Securitiy Systems (P) Ltd., Astron Instrumentation (P) Ltd., Achint Chemicals, Aero Mart Pvt. Ltd., Associated Industrial Furnaces (P) Ltd., Brassomatic Pvt. Ltd., BVM Compressor Spares Syndicate, Crescent Valves Mfg. Co. (P) Ltd., Chemicals (India) Company, Ceraflux India Pvt. Ltd., Central Agencies, Cutfast Enterprises, Chino-Laxsons (India) Ltd., Chemtech Industrial Valves Pvt. Ltd., Chemito Instruments Pvt. Ltd., Design Consltant, Darling Muesco (India) Pvt. Ltd., Driescher Panickker Switchgear Ltd. , Dee-Ess Tele Systems Pvt. Ltd., Duraweld Wearplates Pvt. Ltd., Elektromag Methods, Electro Service (India), Elektromag Devices Pvt. Ltd., Eleind Engineering Pvt. Ltd., Extrusion Equipment Engineers Pvt. Ltd., Energo Engg. Project (P) Ltd., El-digi Systems Pvt. Ltd., Ezeeflex Plastics, Eagle Poonawalla Industry Ltd., Frank Sudhachand & Co. Pvt. Ltd., Feprocare Machines Pvt. Ltd., Finishing Furnace Systems (I) Pvt. Ltd., Furnace & Foundry Equipment Co., Ferolite Jointings Ltd., GBM Manufacturing Private Limited, Graphic Charts Ltd., Grip Engineers Pvt. Ltd., Hindustan Rope Works, H.I.C. International Co. Inc., Hi-fab Engineers Pvt. Ltd., Hatim Dielectrics Pvt. Ltd., Hem Sons Enterprises, Hi-tech Engineers, Indo Chemflux Pvt. Ltd., Integral Systems & Comp. Pvt. Ltd., Inductotherm (India) Pvt. Ltd., I.P.A. Pvt. Ltd., ITL Industries Ltd., IMS Digital (P) Ltd., Industrial Engineering Corporation, Joseph Leslie & Co., J.N. Marshall Pvt. Ltd., Jhaveri Thanawala Corporation, Jayashree Electro Devices Pvt. Ltd., Krib (India) Electrol Industries, Kay International Ltd., Katalist Consultants Pvt. Ltd., Kinergy India Ltd., Kaveri Ultra Polymers Ltd., KE Burgmann Flexibles India Pvt. Ltd., Lubrex Enterprises, Lunarmech Machinenfabrik Ltd., Madras Industrial Products, Mellcon Engineers Pvt. Ltd., M.M. Fabricator Pvt. Ltd., Melco India Pvt. Ltd., MTL India Pvt. Ltd., Nfew Engineering Systems (P) Ltd., Nav-Lakshmi Engineers, Prakash Lubriquipment Pvt. Ltd., Placka Instruments & Controls, Pioneer Furnaces Pvt. Ltd., Print Electronics Equipments Pvt. Ltd., Purabi Enterprises, Praja Technologies Ltd., Pressure Vessels (India), Precious Fab-Cast Pvt. Ltd., Rane Elastomer Processors, Republic Hardware Stores, Ravindra Steels, Southern Instruments & Elect. Corporation, Skolast (India) Pvt. Ltd., S.R. Steels, Sharad Refractories Pvt. Ltd., Small Machine Tools Co., Saha & Co., Sharpex Engineering Works, Technico (I) Pvt. Ltd., Technip Books International, VK Pumps Industries Pvt. Ltd., Voltamp Transformers Ltd., Venus Engineering Works, Vishvesvara Enginrises, Watts Engineering Co., Webb India Pvt. Ltd, Imeco ltd, Rewa Gases Pvt. Ltd.

These outstandings are in normal course of business.

16. Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price, and custom duty. Variations are accounted for in the year of settlement.

17. A part of electricity supplied by the company, which has been treated by UPPCL as sale, has been accounted for on the basis of provisional rate. The effect of variation in the rate will be accounted for in the year in which rates are finalised by UPPCL.

18. Insurance claims under various policies / other claims are not accounted for, as the amounts are still unascertained pending the completion of assessment/ settlement.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

19. The total Borrowing Cost capitalised during the year is Rs. 584.90 million.

20. a) Future obligations towards lease rentals under the lease agreements taken prior to 01.04.2001 is Rs. 885.63 Million.

b) Future obligations towards lease rentals under the lease agreements taken on or after 1.04.2001 for following period:

Period	Lease Payment	Present Value
Not later than one year	0.30 Million	0.27 Million
Later than one year and not later than five years	0.80 Million	0.69 Million

21. Sale of Di-Ammonium Phosphate (DAP) is covered under the Government of India's Concessional scheme for decontrolled fertilizers and pending declaration of final rates, disbursements for subsidy are made at rates provisionally announced from time to time. In compliance with the provisions of AS-9 on Revenue recognition, issued by the Institute of Chartered Accountants of India, subsidy for the year has been accounted for to the extent, estimated by the management taking into account the recommendation made to the Government in this regard, and the recognition of revenue for the differential amount with respect to the said provisionally announced rates, has been postponed till finalization of the same and notification thereof by the Government of India.

(Rs. in Million)

	As at 31st March, 2003	As at 31st March, 2002
22. Sales are after deducting cash discount allowed to the parties.	247.10	25.52
23. Sales include own manufactured items capitalised / used Rs. 197.03 million at cost (inclusive of excise duty).		
24. Rs. 0.07 million has been paid as pension to a Director of the company who was the president of the company before his appointment as Director.		
25. The following are included under other heads of expenses in the Profit & Loss Account:		
Consumption of stores and spare parts	373.67	357.51
Power and Fuel	65.49	—
Repairs to buildings	17.78	13.53
Repairs to machinery	126.24	98.82
Repairs to others	121.27	76.22
Salaries, wages & bonus etc.	551.62	485.99
Contribution to provident and other funds	60.26	73.22
Workmen and staff welfare expenses	124.32	102.76
Royalty	37.46	41.27
Insurance	1.35	1.05
Rent	0.82	0.76
Rates & Taxes	1.05	0.80

26. During the year under consideration, the Company has reinstated its Fixed Assets at Original Cost instead of revalued amount due to which the gross value of fixed assets has been reduced by Rs. 25,809.28 million. Revaluation amount included in the value of net fixed assets amounting to Rs. 11,358.08 million has been reversed with corresponding effect in Revaluation Reserves.

27. The Company has bought back 7,52,723 Equity Shares from open market through stock exchanges for a total consideration of Rs. 553.14 million including premium of Rs. 545.62 million. The Shares have been purchased at an average price of Rs. 734.85 per shares in a price band of Rs. 730 to Rs. 741 per share.

28. Extraordinary items include loss of Rs. 1,467.27 million, on account of exiting from Mangalore Refinery and Petrochemicals Limited, a joint venture and consequently on sale of its equity shares and Rs. 165.85 million on account of expenses incurred on amalgamation as per Note 7 above.

SCHEDULES

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

(Rs. in Million)

		As at 31st March, 2003	As at 31st March, 2002
29. a)	Expenses include following payments to the Whole-Time Director:		
	Salary	4.33	3.90
	Contribution to Provident Fund & Superannuation Fund	1.17	1.05
	Special Allowance	4.93	4.85
	Performance Linked Pay	1.40	0.98
	Long Term Incentive	—	0.40
	Leave Travel Assistance	0.36	0.89
b)	Director's Remuneration		
	Computation of net profit in accordance with u/s 198 and 309(5) of the Companies Act,1956		
	Computation of Directors Commission		
	Profit before non-recurring items and tax as per Profit and Loss Account	10627.04	—
	Add: Directors remuneration:		
	Director's remuneration including cost/estimated value of benefits	22.19	—
	Director fees	0.29	—
	Doubtful debts provision/(write back)-net	5.29	—
		10,654.81	
	Less: Profit on sale of Fixed Assets (net)	7.63	—
	Profit on sales of Investment (net)	564.50	—
	Net Profit for the year	**10,082.68**	—
	Other Directors Commission –1% of the above profit	**100.83**	—
	Restricted to maximum Amount payable	**10.00**	—

30. PAYMENT OF DIVIDEND ON EQUITY SHARES/ GDRs IN FOREIGN CURRENCY

No. of Shareholders	1
No. of Shares held	1,23,82,399
Amount (Rs. Million)*	159.63

* Amount includes payment of Rs. 10.02 million to 675 shareholders of erstwhile Indo Gulf Corporation Ltd. holding 62,55,800 Shares in the said company.

31. The break up of net deferred tax liability at the year-end is as under:-

(Rs in Million)

Timing difference on account of:-	As at 31st March, 2003	As at 31st March, 2002
a) Depreciation	7,413.10	4,386.02
b) Brought Forward Long Term Capital Losses	(100.52)	(163.51)
c) Others	1,177.77	220.64
Total (Net)	8,490.35	4,443.15

32. Due to amalgamation of the remaining business of Indo Gulf Corporation Limited with the company during the year (refer Note 7 above), current year figures are not comparable with those of the previous year. Figures of the previous year have been regrouped/ rearranged wherever found necessary.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

33. Disclosure in respect of jointly controlled entities in which the company is a joint venturer in compliance with AS-27 on Financial Reporting of Interest in Joint Ventures :

(Rs. in Million)

Particulars	Tanfac Industries Limited	IDEA Cellular Ltd*	Bihar Caustic & Chemicals Ltd
Country of incorporation	India	India	India
Percentage of Share in Joint Venture	9.98%	9.83%	20.00%
Assets	82.63	3,179.26	**
Liabilities	40.75	2,109.47	**
Income	72.28	926.07	**
Expenditure	68.39	1,116.84	**
Capital Commitments (net of advance)	0.97	64.20	**
Contingent Liabilities	2.33	161.74	**

* On the basis of provisional accounts furnished.
** Accounts were not finalized and received till the date of board meeting.

34. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (As amended)

(a) **Particulars in respect of Goods manufactured:-**

(Rs. in Million)

Class of goods	Capacity Licensed/Registered*		Installed Capacity**		Actual Production		Stock of Goods Produced							
							Opening				Closing			
					Qty.	Qty.	01.04.02		01.04.01		31.03.03		31.03.02	
	2002-03 Tonnes	2001-02 Tonnes	2002-03 Tonnes	2001-02 Tonnes	2002-03 Tonnes	2001-02 Tonnes	Qty Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value
Aluminium Metal	375,000	375,000	310,000	275,000	266,837($)	261,338	3,167	136.07	2,984	118.84	4,262	213.30	3,167	136.07
Rolled Products	128,000	128.000	80,000	80,000	73,171 (#)	70,113	3,263	186.65	3,523	195.53	4,060	260.05	3,263	186.65
Extruded Products	31,000	31,000	13,700	13,700	18,973 (@)	16,250	818	48.47	687	36.79	790	51.65	818	48.47
Conductor Redraw Rods	125,000	125,000	40,000	40,000	50,789	52,203	722	31.96	1,056	43.81	1,243	64.16	722	31.96
Aluminium Foil	10,000	10,000	5,000	5,000	19,235	17,209	946	76.46	594	49.82	938	101.08	946	76.46
Aluminium Wheel	1,200,000 Pcs	1,200,000 Pcs	300,000 Pcs	300,000 Pcs	56,117 Pcs	22,889 Pcs	15,896 Pcs	22.74	11,083 Pcs	13.80	19227 Pcs	30.53	15,896 Pcs	22.74
Electricity	741.7 MW	741.7 MW	661.7MW	581.7 MW	4,928MU	4,586 MU	—	—	—	—	—	—	—	—
Electricity (Co-Generation)	87.4 MW	37 MW	87.4 MW	37 MW	547 MU	281 MU	—	—	—	—	—	—	—	—
Continuous Cast Copper Rods (CCR)	120,000	—	97,200	—	76,766	—	693	51.86	—	—	325	26.39	—	—
Copper cathodes	150,000	—	150,000	—	105,316	—	—	—	—	—	—	—	—	—
Phosphoric Acid	140,000	—	110,550	—	—	—	3,107	37.81	—	—	540	6.68	—	—
Sulphuric Acid	450,000	—	450,000	—	176,341	—	—	—	—	—	—	—	—	—
DAP & complexes	400,000	—	400,000	—	315,785	—	80,962	777.78	—	—	50,734	474.82	—	—
Gold	4.5	—	4.5	—	5.451	—	0.284	12,0.98	—	—	0.009	5.11	—	—
Silver	45	—	45	—	30.500	—	0.807	5.49	—	—	—	—	—	—
TOTAL								1,496.27		458.59		1,233.77		502.35

* Registered Capacities are those Capacities for which registration granted pursuant to the scheme of delicensing vide notification No. 477(E), dated 25th July, 1991.
** As certified by the management.
$ Includes 8,130 MT (Previous year 14,187 MT) converted for outside party.
# Includes 387MT (Previous year NIL) converted for outside party and 21,031 MT (Previous year 21,356 MT) transferred to Foil Division.
@ Include 151 MT converted from outside party.

Production of Copper cathodes, Sulphuric acid, and Phosphoric acid are net of 79,843MT, 319,362 MT, 104,641 MT respectively which have been captively consumed/to be consumed.

Opening stock on 01.04.02 includes Rs. 993.92 millions of stock transferred on amalgamation.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

(b) Particulars in respect of Sales:-

	2002-03		2001-02	
	Quantity (Tonnes)	Value (Rs. in Million)	Quantity (Tonnes)	Value (Rs. In Million)
Aluminium Ingots / Billets	1,13,993	10,042.35	1,09,894	9,725.34
Rolled Products	50,956	5,582.33	49,017	5,658.69
Extruded Products	19,001	2,211.17	16,119	1,857.74
Conductor Redraw Rods	50,268	4,842.45	52,537	5,196.54
Aluminium Foil	19,243	2,948.91	16,857	2,589.30
Aluminium Wheel	52,786 Pcs.	107.08	18,076 Pcs.	29.06
Conversion Charges	8,108	590.31	14,162	1,017.70
Continuous Cast Copper Rod(CCR)	77,134	9,201.68	—	—
Copper Cathodes	1,05,316	9,600.60	—	—
Sulphuric Acid	1,76,341	189.35	—	—
DAP/NPK*	3,46,013	3,403.87	—	—
Gold	5.726	3,106.63	—	—
Silver	31.307	241.91	—	—
Items other than Finished Goods :				
a) Vanadium Sludge	270	30.13	306	34.12
b) Others**		2,824.07		486.72
		54,922.84		26,595.21

* Includes shortage/wastages of 532 MT
**Includes Rs 2,407.70 millions Export Incentive (Previous Year Rs. 214.35 millions)

(c) (i) Raw Material consumed during the year (excluding own manufactured items) :-

	2002-03		2001-02	
	Quantity (Tonnes)	Value (Rs. in Million)	Quantity (Tonnes)	Value (Rs. in Million)
Aluminium Fluoride	4,486	201.12	4232	183.40
Bauxite	1,420,912	1,175.25	1,339,322	1,072.74
Calcined Petroleum Coke	108,584	1,273.27	96,111	854.50
Caustic Soda	61,147	710.96	50,632	810.16
Fuel Oil / Light Diesel Oil / HSD Oil	64,756 KL	719.92	62,652 KL	609.76
Hard Pitch / Soft Pitch / Hard Coke	25,211	372.89	24,306	401.05
Soda Ash / Starch / Lime etc.	36,987	117.21	53,131	141.00
Steam Coal / Steam	884,512	478.11	845,306	432.11
Chemicals	380	66.50	315	55.84
Anthracite Coal / Cathode Blocks	2,926	208.99	1,491	122.26
Cryolite	2,079	69.99	—	—
Copper Concenterate	555,884	15,661.68	—	—
Rock Phosphate	361,152	868.46	—	—
Phosphoric Acid	33,460	571.71	—	—
Ammonia	67,661	522.11	—	—
Potash	15,347	89.98	—	—
Other Materials	4,212	299.67	2,492	199.36
		23,407.82		4,882.18
Adjustment on Account of intermediate products		-128.11		- 126.48
		23,279.71		4,755.70

SCHEDULE '21' (Contd.)

NOTES ON ACCOUNTS (Contd.)

(c) (ii) Value of following materials consumed for power generation is included in Power & Electricity Charges:-

	2002-03		2001-02	
	Quantity Tonnes	Value (Rs. in Million)	Quantity Tonnes	Value (Rs. in Million)
Coal	5,463,696	4,701.53	4,553,239	3,171.05
Naphta	1,520	21.31	—	—
Fuel Oil/L.D.O	5,182 KL	87.89	3,517 KL	53.28

(d) Value of Imports by the Company:-

(Rs. in Million)

		CIF value of imports Excluding goods in transit and imported items purchased locally		Total Consumption		Consumed							
						Imported amount		% of Col.2		Indigenous amount		% of Col.2	
		(1)		(2)		(3)		(4)		(5)		(6)	
		2002-03	2001-02	2002-03	2001-02	2002-03	2001-02	2002-03	2001-02	2002-03	2001-02	2002-03	2001-02
i)	Raw materials	18,704.31	237.88	23,279.71	4,755.70	18,009.32	322.82	77.36	6.79	5,270.39	4,432.88	22.64	93.21
ii)	Components & Spare parts	440.31	280.04	1,531.18	732.94	405.67	330.82	26.49	45.14	1,125.51	402.12	73.51	54.86
iii)	Capital Goods	2,458.86	615.72	—	—	—	—	—	—	—	—	—	—

(e) Expenditure in Foreign Currency (Paid or Provided):-

(Rs. in Million)

	As at 31st March, 2003	As at 31st March, 2002
Technical know-how & Professional Fee	143.66	28.18
Foreign Traveling	22.51	12.10
Commission	23.06	16.29
Interest	194.05	159.21
Others	6.20	4.11

(f) Earning in Foreign Exchange:-

Export of goods on FOB basis	10,282.64	3,373.81

35. Earnings Per Share

Particulars	As at 31st March, 2003	As at 31st March, 2002
Profits after taxation (Rs. In Million)	5,821.42	6,859.99
Weighted average number of shares outstanding:		
Total number of shares outstanding at the beginning of the year	74,466,213	74,465,970
Weighted average number of shares issued on amalgamation and bought back during the year	18,042,420	(605)
Weighted average number of shares outstanding during the year	92,508,633	74,465,365
Basic and Diluted Earnings per share in Rupees (Face Value Rs. 10/- per share)	**62.92**	**92.12**

SCHEDULE '21' (Contd.)

NOTES ON ACCOUNTS (Contd.)

36. SEGMENT REPORTING

(i) Segment-wise Revenue, Results and Capital Employed under clause 41 of the Listing Agreement.

(Rs. in Million)

Particulars	As at 31st March, 2003			As at 31st March, 2002
	Aluminium	Copper	Total	
REVENUE				
External Sales	23,740.24	26,015.18	49,755.42	23,313.63
Inter Segment Sales	—	—	—	
	23,740.24	26,015.18	49,755.42	23,313.63
Less: Inter Segment Sales	—	—	—	
Total	**23,740.24**	**26,015.18**	**49,755.42**	**23,313.63**
RESULTS				
Segment/Operating Results	6,605.28	3,839.54	10,444.82	8,518.32
Un-allocable Income (Net of Expenses)			1,383.20	1,987.62
Interest Expenses			(1,200.98)	(455.95)
Non Recurring Expenses			(1,633.12)	—
Provision for Tax (including Deferred Tax)			(3,172.50)	(3,190.00)
Net Profit			**5,821.42**	**6,859.99**
OTHER INFORMATION				
Segment Assets	41,165.85	27,861.28	69,027.13	35,389.21
Un-allocable Assets			33,864.61	27,987.43
Total			**102,891.74**	**63,376.64**
Segment Liabilities	2,663.58	3,847.11	6,510.69	2,241.43
Unallocable Liabilities & Provisions			2,029.60	1,299.07
Total			**8,540.29**	**3,540.50**
Depreciation	1,752.84	889.40	2,642.24	1,543.34
Capital Expenditure including CWIP	7,699.46	2,673.63	10,373.09	7,008.59
OTHER NON-CASH ADJUSTMENT				
Provision for Doubtful Debts	5.29	-	5.29	6.85
Diminution/ written back (net) in carrying cost of Investments			(24.98)	18.55

(ii) As the Company also exports, the secondary segment for the Company is based on domestic and export sales. During the year the Company turnover of Rs. 10,282.64 million (FOB) (previous year Rs. 3,373.81 million) is included in External Sales.

SCHEDULE '21' (Contd.)

NOTES ON ACCOUNTS (Contd.)

37. Related Party Disclosures

A List of Related Parties

(a) Parties where control exists:
Subsidiaries of the Company
Indian Aluminium Company Limited
Indal Exports Limited
Minerals and Minerals Limited
Renukeshwar Investments & Finance Limited
Renuka Investments & Finance Limited
Dahej Harbour and Infrastructure Limited
Lucknow Finance Company Limited
Birla Maroochydore Pty Limited
Birla Minerals Resources Pty Limited
Birla Resources Pty Limited
Birla (Nifty) Pty Limited

(b) Trusts of the Company
Trident Trust

(c) Other Related Parties :
Joint Ventures

Bihar Caustic and Chemicals Limited
Tanfac Industries Limited
Idea Cellular Limited

(d) Key Managerial Personnel:
Mr. A.K.Agarwala- Whole Time Director

B The following transactions were carried out with the Related parties in the ordinary course of business:

(a) Subsidiary Companies and Joint Venture:

(Rs. In Million)

S. No.	Transactions	2002-03		2001-02	
		Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures
1	Sales and Conversion	747.15	0.24	1,432.08	56.10
2	Services rendered	45.64	0.09	3.59	5.59
3	Interest and dividend received	317.89	65.23	245.33	122.57
4	Purchase of materials	45.84	766.70	78.34	822.46
5	Services received	312.25	1.23	0.20	1.54
6	Investments, Deposits, loans and advances made during the year	4,419.94	1,541.50	281.92	1,414.32
7	Investments, Deposits, loans and advances as on 31.03.2003	15,738.23	2,732.90	10,652.22	5,076.30
8	Guarantees and Collateral securities given	—	2,131.35	—	1,735.73
9	Debit Balances	4.86	0.02	142.85	11.10
10	Credit Balances	144.52	7.86	5.80	10.86

(b) Key Managerial Personnel:

Managerial Remuneration 12.19 12.07

SCHEDULE 21 (Contd.)
NOTES ON ACCOUNTS (Contd.)

38. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No. 11-11238 State Code 11

Balance Sheet Date 31-03-03 (Date Month Year)

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. Million)

Public/Euro Issue	Right Issue
180.01*	NIL
Bonus Issue	**Private Placement**
NIL	NIL

* Issue pursuant to amalgamation and net of buy back

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rs. Million)

Total Liabilities	Total Assets
102891.74	102891.74

SOURCES OF FUNDS :

Paid up Capital	Reserves & Surplus
924.64	60986.28
Secured Loans	**Unsecured Loans**
20492.70	3457.48

APPLICATION OF FUNDS :

Net Fixed Assets	Investments
48634.03	26484.20
Net Current Assets	**Miscellaneous Expenditure**
19233.22	NIL
Accumulated Losses	
NIL	

IV. PERFORMANCE OF THE COMPANY (Amount in Rs. Million)

Turnover	Total Expenditure
54922.84	46625.29
Profit / Loss before Tax & Extraordinary Item	**Profit / Loss after Tax & Extraordinary Item**
+10627.04	+5821.42
EPS (in Rs.)	**Dividend (%)****
62.92	135%

**Proposed

V. GENERIC NAMES OF FIVE PRINCIPAL PRODUCTS / SERVICES OF COMPANY

Item Code No. (ITC Code)	Product Description
7601	ALUMINIUM INGOTS
7606	ALUMINIUM ROLLED PRODUCTS
7605	ALUMINIUM REDRAW RODS
740311	COPPER CATHODES
740710	CONTINUOUS CAST COPPER RODS

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

CAMP : Mumbai
Dated : The 30th day of April, 2003

A. K. AGARWALA
Whole-time Director

ANIL J. JHALA
Company Secretary

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, T. K. SETHI, K. N. BHANDARI, M. M. BHAGAT, S. S. KOTHARI, D. BHATTACHARYA

R.K. KASLIWAL
Executive President (F & C) & C.F.O.

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2003

(Rs. in Million)

			Year ended March 31, 2003		Year ended March 31, 2002 $
A.	CASH FLOW FROM OPERATING ACTIVITIES				
	Net profit before tax and extraordinary items		10,627.04		10,049.99
	Adjustment for :				
	Depreciation	2,642.24		1,543.34	
	Investment activities	(1,874.61)		(1,957.34)	
	Lease Rent Paid	162.78		-	
	Interest charged	1,200.97	2,131.38	455.95	41.95
	Operating profit before working capital changes		12,758.42		10,091.94
	Changes in working Capital:				
	Trade and other receivables	(720.97)		(731.01)	
	Inventories	(1,861.82)		(298.21)	
	Trade payables	1,830.07	(752.72)	551.76	(477.46)
	Cash generated from operation		12,005.70		9,614.48
	Direct taxes paid		(3,179.98)		(2,311.18)
	NET CASH FROM OPERATING ACTIVITIES		8,825.72		7,303.30
B.	CASH FLOW FROM INVESTING ACTIVITIES				
	Purchase of Fixed Assets		(9,901.50)		(6,918.88)
	Sale of Fixed Assets		65.19		23.19
	Purchase of shares of Subsidiaries		(4,399.34)		—
	Acquisition of Business*		(69.18)		—
	Purchase of Investments		(48,432.69)		(28,340.64)
	Sale of Investments		48,052.19		28,053.71
	Interest received		918.32		1,069.65
	Dividend received		396.11		328.73
	Lease rent received		17.83		—
	Cash flow before extraordinary items		(13,353.07)		(5,784.24)
	Extraordinary items:				
	Sale of Investments **		211.52		—
	NET CASH USED IN INVESTING ACTIVITIES		(13,141.55)		(5,784.24)
C.	CASH FLOW FROM FINANCING ACTIVITIES				
	Buy Back of Equity Share Capital		(553.15)		(4.21)
	Proceeds from long term borrowings (net)		4,321.88		2,033.08
	Proceeds from short term borrowings (net)		1,198.11		—
	Interest paid		(994.13)		(337.85)
	Lease Rent Paid		(162.78)		—
	Dividend paid		(1,580.56)		(984.74)
	Loan repayment received from Subsidiary (DHIL)		165.00		—
	NET CASH FROM FINANCING ACTIVITIES		2,394.37		706.28
	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,921.46)		2,225.34
	CASH & CASH EQUIVALENTS-OPENING BALANCE		6,578.51		4,353.17
	CASH & CASH EQUIVALENTS-CLOSING BALANCE		4,657.05		6,578.51

* Expense incurred on merger of "amalgamating business",net of its opening cash and cash equivalents has been shown in Acquisition of Business.

** Represents proceeds from sale of MRPL shares to ONGC.

$ Due to amalgamation of the remaining business of Indo Gulf Corporation Limited with the company during the year, current year figures are not comparable with those of the previous year.

Notes:

1. Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.
2. Figures for the previous year have been regrouped / rearranged wherever found necessary.
3. Interest charged excludes and Purchase of Fixed Assets includes interest capitalised Rs. 584.90 Millions(Rs. 436.48 Million).

As per our report annexed.
For SINGHI & CO.
Chartered Accountants

RAJIV SINGHI
Partner

CAMP : Mumbai
Dated : The 30th day of April, 2003

A. K. AGARWALA
Whole-time Director

ANIL J. JHALA
Company Secretary

Chairman: KUMAR MANGALAM BIRLA

Directors: RAJASHREE BIRLA, T. K. SETHI, K. N. BHANDARI, M. M. BHAGAT, S. S. KOTHARI, D. BHATTACHARYA

R.K. KASLIWAL
Executive President (F & C) & C.F.O.

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 (1) (e) OF THE COMPANIES ACT, 1956.

Name of the Subsidiary Company	Financial Year of the Subsidiary Company ended on	Extent of Holding Company's interest	The net aggregate amount of the subsidiary companies profit/(loss) so far as it concerns the members of Hindalco Industries Limited (Rs. in Million)				Material changes, if any, between the end of the financial year of the Subsidiary Company and the Holding Company
			Not dealt with in the Holding Company's accounts:		Dealt with in the Holding Company's accounts:		
			For the financial year of the Subsidiary	For the previous financial years since they became Subsidiary	For the financial year of the Subsidiary	For the previous financial years since they became Subsidiary	
Minerals & Minerals Limited	31st March, 2003	100 %	2.05	6.79	Nil	Nil	N.A.
Renukeshwar Investments & Finance Limited	31st March, 2003	100 %	0.12	0.85	0.98	Nil	N.A.
Renuka Investments & Finance Limited	31st March, 2003	100 %	1.44	10.41	6.49	Nil	N.A.
Indian Aluminium Company Limited	31st March, 2003	95.95%	1002.72	1311.47	Nil	424.54	N.A.
Indal Exports Limited [1]	31st March, 2003	95.95%	(0.25)	0.09	Nil	Nil	N.A.
Lucknow Finance Company Limited [2]	31st March, 2003	100%	3.13	16.11	Nil	Nil	N.A.
Dahej Harbour and Infrastructure Limited [2]	31st March, 2003	100%	131.48	105.36	Nil	Nil	N.A.
Birla Resources Pty Ltd.[3]	31st March, 2003	100%	Refer[3]	N.A.	Nil	N.A.	N.A.
Birla Mineral Resources Pty Ltd.	*	N.A.	*	N.A.	*	N.A.	Nil *
Birla Maroochydore Pty Limited [4]	*	N.A.	*	N.A.	*	N.A.	Nil *
Birla (Nifty) Pty Limited [4]	31st December, 2002 **	Nil	**	N.A.	**	N.A.	Nil **

1 Subsidiary of Indian Aluminium Company Limited.

2 These companies were subsidiaries of erstwhile Indo Gulf Corporation Ltd. (IGCL) and have become subsidiaries of the Company consequent to amalgamation of IGCL with the Company.

3 Became subsidiary of the Company during the year. Profits for the year ended on 31st March, 2003 is A$ 1641.

4 Subsidiaries of Birla Mineral Resources Pty. Ltd. The Birla (Nifty) Pty Ltd. formerly known as Straits (Nifty) Pty Ltd..

* These subsidiaries were incorporated during the year and their first financial year end on 31st March, 2004. The Company's holding as on 31st March, 2003 in these subsidiaries is 100%.

** Became subsidiary in March, 2003 and its next financial year will end on 31st March, 2004. The Company's holding as on 31st March, 2003 in this subsidiary is 100%.

Chairman: KUMAR MANGALAM BIRLA

A. K. AGARWALA
Whole-time Director

Directors: RAJASHREE BIRLA, T. K. SETHI, K. N. BHANDARI, M. M. BHAGAT, S. S. KOTHARI, D. BHATTACHARYA

Place : Mumbai
Dated : The 30th day of April, 2003

ANIL J. JHALA
Company Secretary

R.K. KASLIWAL
Executive President (F & C) & C.F.O.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

AUDITOR'S REPORT TO THE BOARD OF DIRECTORS OF HINDALCO INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF HINDALCO INDUSTRIES LIMITED, ITS SUBSIDIARIES AND JOINT VENTURES.

We have examined the attached Consolidated Balance Sheet of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures as at 31st March, 2003, the Consolidated Profit and Loss Account and the Cash Flow Statement for the year ended on that date.

These financial statements are the responsibility of the HINDALCO INDUSTRIES LIMITED'S management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of subsidiaries whose financial statements reflect total assets of Rs.24867.00 million as at 31st March, 2003 and total revenue of Rs.16349.17 million for the year then ended. We also did not audit financial statements of joint ventures out of which total assets of Rs.3855.11 million as at 31st March, 2003 and total revenue of Rs.1055.45 million for the year have been considered for the preparation of consolidated financial statements. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of subsidiaries and joint ventures are based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the company in accordance with the requirements of Accounting Standard (AS) 21, "Consolidated Financial Statements" and other applicable Accounting Standards issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures considered in the consolidated financial statements.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of HINDALCO INDUSTRIES LIMITED, its subsidiaries and joint ventures and read with other notes of schedule 21 we are of the opinion that:

(a) the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs as at 31st March 2003;

(b) the consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operation for the year then ended; and

(c) the consolidated Cash Flow Statement gives a true and fair view, of the cash flows for the year ended on that date.

For Singhi & Co

Chartered Accountants

Dated: The 10th day of June, 2003

Camp: Mumbai

1B, Old Post Office Street

Kolkata. 700001

RAJIV SINGHI

Partner

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2003

(Rs. in Million)

	Schedule	Share of Joint Ventures	As at 31st March, 2003	As at 31st March, 2002
SOURCES OF FUNDS				
SHAREHOLDERS' FUNDS				
Share Capital	'1'	380.47	1,305.11	744.63
Advance against Equity Share Capital		112.82	112.82	—
Reserves & Surplus	'2'	(1,602.39)	60,519.59	56,703.71
			61,937.52	**57,448.34**
LOAN FUNDS				
Secured Loans	'3'	1,105.35	27,736.81	13,143.57
Unsecured Loans	'4'	1,206.70	5,303.70	807.00
			33,040.51	**13,950.57**
MINORITY INTEREST		—	**357.36**	**1,988.95**
DEFERRED TAX		12.69	**10,258.67**	**5,979.52**
	TOTAL		**105,594.06**	**79,367.38**
APPLICATION OF FUNDS				
FIXED ASSETS				
Gross Block	'5'	3,099.62	85,337.49	74,233.56
Less : Depreciation		665.99	24,531.87	30,532.77
Net Block		2,433.63	60,805.62	43,700.79
Capital Work-in-Progress		43.01	8,776.43	7,160.96
Intangible Assets- Entry/License Fees		1,016.25	1,016.25	—
			70,598.30	**50,861.75**
INVESTMENTS	'6'	13.92	**11,867.67**	**12,406.26**
CURRENT ASSETS, LOANS & ADVANCES				
Inventories	'7'	35.08	14,490.85	6,326.71
Sundry Debtors	'8'	107.58	7,027.82	3,999.37
Cash & Bank Balances	'9'	51.53	3,537.04	3,957.84
Loans, Advances & Deposits	'10'	151.76	9,644.34	6,955.49
			34,700.05	21,239.41
Less :				
CURRENT LIABILITIES AND PROVISIONS				
Liabilities	'11'	409.43	9,984.80	4,038.99
Provisions	'12'	0.15	1,664.16	1,131.97
			11,648.96	5,170.96
NET CURRENT ASSETS			**23,051.09**	**16,068.45**
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)		2.35	**77.00**	**30.92**
	TOTAL		**105,594.06**	**79,367.38**

Notes on Accounts '21'

As per our report annexed.

For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

R. K. KASLIWAL
Executive President (F & C) & CFO

Directors : M. M. BHAGAT
E. B. DESAI
C. M. MANIAR
T. K. SETHI

Camp: Mumbai
Dated: The 10th day of June, 2003

ANIL J. JHALA
Company Secretary

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

(Rs. in Million)

INCOME	Schedule	Share of Joint Ventures	For the year ended 31st March, 2003	For the year ended 31st March, 2002
Sales , Services & Conversion Charges		1,077.28	70,457.50	40,259.25
Less: Excise Duty		18.85	6,548.89	4,607.49
			63,908.61	**35,651.76**
Other Income	'13'	(2.98)	2,546.36	2,383.63
Increase /(Decrease) in Stocks	'14'	1.70	418.76	377.64
			66,873.73	**38,413.03**
EXPENDITURE				
Raw Materials Consumed	'15'	91.58	27,428.61	9,618.99
Goods Purchased		0.56	0.56	-
Manufacturing/Operating Expenses	'16'	431.81	13,213.67	8,373.00
Payments to and Provision for Employees	'17'	76.95	3,797.39	2,864.67
Selling, Distribution, Administration and Other Expenses	'18'	250.11	5,169.38	3,167.55
Interest	'19'	280.32	1,737.78	808.01
Depreciation	'20'	220.28	3,640.60	2,175.10
Amortization of Intangible Assets		70.71	70.71	—
			55,058.70	**27,007.32**
PROFIT BEFORE EXTRAORDINARY ITEM & TAX		(365.17)	**11,815.03**	**11,405.71**
Extraordinary Expenditure:				
Loss on Sale of Shares in MRPL		—	1,467.27	—
Amalgamation Expenses		—	165.85	—
Payment under Voluntary Retirement Scheme		—	24.05	71.77
New Brand Launch Expenses		35.89	35.89	—
			10,121.97	**11,333.94**
Extraordinary Income (Refund of interest from DoT accrued on Supreme Court Judgement)		79.89	79.89	—
PROFIT BEFORE TAX		(321.17)	**10,201.86**	**11,333.94**
Provision for Current Tax		3.86	2,669.49	2,843.91
PROFIT BEFORE DEFERRED TAX		(325.03)	**7,532.37**	**8,490.03**
Provision for Deferred Tax		11.29	827.88	704.80
PROFIT AFTER TAX		(336.32)	**6,704.49**	**7,785.23**
Excess provision for Taxation written back		—	0.03	—
NET PROFIT BEFORE MINORITY INTEREST		(336.32)	**6,704.52**	**7,785.23**
Minority Interest		—	**47.93**	**295.41**
NET PROFIT		(336.32)	**6,656.59**	**7,489.82**
Balance brought forward from Previous year		(1,523.87)	1,372.62	2,128.68
Balance brought forward from Amalgamating Company		—	3,288.22	—
Proposed Dividend written back due to Buy-Back of Equity Shares		—	10.16	—
BALANCE AVAILABLE FOR APPROPRIATIONS		(1,860.19)	**11,327.59**	**9,618.50**
APPROPRIATIONS				
Debenture Redemption Reserve		9.00	462.42	721.50
Capital Redemption Reserve		—	7.53	0.06
Special Reserve		—	0.63	—
Proposed Dividend on Equity Shares		—	1,248.42	1,005.21
Tax on Proposed Dividend		0.15	160.07	—
Transfer to General Reserve		(87.64)	7,077.21	4,995.24
Balance Carried to Balance Sheet		(1,781.70)	2,371.31	2,896.49
			11,327.59	**9,618.50**
Basic and Diluted Earnings Per Share (in Rupees)			**71.96**	**100.58**
Notes on Accounts	'21'			

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

R. K. KASLIWAL
Executive President (F & C) & CFO

Directors : M. M. BHAGAT
E. B. DESAI
C. M. MANIAR
T. K. SETHI

Camp: Mumbai
Dated: The 10th day of June, 2003

ANIL J. JHALA
Company Secretary

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

	Share of Joint Ventures	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '1'			
SHARE CAPITAL			
EQUITY SHARE CAPITAL			
924,81,325 Equity Shares of Rs.10/- each fully paid-up	—	924.81	744.66
Less: Face value of Shares forfeited	—	0.06	0.06
	—	924.75	744.60
Add: Forfeited Shares Account (Amount Paid-up)	—	0.03	0.03
	—	924.78	744.63
Less: Calls-in-Arrears	—	0.14	—
	—	924.64	744.63
PREFERENCE SHARE CAPITAL			
387 11% Redeemable Cummulative Non-Convertible Preference Shares of Rs. 10 million each of Idea Cellular Ltd.	380.47	380.47	—
	380.47	1,305.11	744.63
SCHEDULE '2'			
RESERVES AND SURPLUS			
Capital Reserve			
i) Revaluation Reserve	—	—	11,358.08
ii) Capital Reserve	0.47	66.43	36.55
iii) Capital Redemption Reserve	—	1,011.59	4.06
	0.47	1,078.02	11,398.69
Special Reserve	—	5.41	—
Securties Premium Account	0.04	13,010.00	8,506.52
Debenture Redemption Reserve	20.00	3,299.32	1,517.50
General Reserve	158.80	47,979.26	39,214.89
Profit & Loss Account Balance	(1,781.70)	2,371.31	2,896.49
	(1,602.39)	67,743.32	63,534.09
Less: Minority Share as on 31.03.2003	—	280.63	1,514.20
Less: Reserve on Goodwill	—	6,943.10	5,316.18
	(1,602.39)	60,519.59	56,703.71
SCHEDULE '3'			
SECURED LOANS			
Secured Redeemable Non-Convertible Debentures	344.94	15,894.94	6,800.00
From Government of Uttar Pradesh under Subsidised Housing Scheme for Industrial Workers	—	1.11	1.34
From Scheduled Banks- Cash Credit & Export Credit Accounts	25.86	2,198.12	1,606.62
Term Loans from Banks /Financial Institutions	412.17	1,041.30	266.86
Foreign Currency Loans from Banks/ Financial Institutions	319.81	8,598.77	4,468.75
Interest Free Excise Loan from Govt. of India	2.57	2.57	—
	1,105.35	27,736.81	13,143.57

	Share of Joint Venture	As at 31st March, 2003	(Rs. in Million) As at 31st March, 2002
SCHEDULE '4'			
UNSECURED LOANS			
Employees' & other Deposits	—	319.73	297.33
Interest Free Power loan from Govt. of Bihar	1.51	1.51	—
Unsecured Privately placed Non-Convertible Debentures	—	300.00	450.00
Short Term Loan from Banks/Financial Institutions	1,196.00	4,667.97	38.30
Commercial Paper	4.99	4.99	—
Sales Tax Deferral	2.08	7.38	21.37
Loan from Promoters	2.12	2.12	—
	1,206.70	**5,303.70**	**807.00**

SCHEDULE '5'
FIXED ASSETS

(Rs. in Million)

Description	GROSS BLOCK			DEPRECIATION			NET BLOCK		
	As at 31st March, 2003			As at 31st March, 2003			As at 31st March, 2003		
	Share of Joint Ventures	Consolidated	As at 31st March, 2002 Consolidated	Share of Joint Ventures	Consolidated	As at 31st March, 2002 Consolidated	Share of Joint Ventures	Consolidated	As at 31st March, 2002 Consolidated
Goodwill	426.27	5,895.91	4,461.17	-	-	-	426.27	5,895.91	4,461.17
Mining Rights	-	2,580.16	157.53	-	1,042.16	80.94	-	1,538.00	76.59
Land & Site Development	8.67	347.57	314.09	0.33	19.72	6.00	8.34	327.85	308.09
Buildings (Factory & Non-Factory)	70.89	7,193.53	7,267.97	11.61	1,171.11	1,744.42	59.28	6,022.42	5,523.55
Plant, Machinery & Equipment	2,479.59	65,718.47	59,843.93	605.02	20,793.90	27,596.23	1,874.57	44,924.57	32,247.70
Aerial Ropeways	-	70.70	198.27	-	55.10	145.95	-	15.60	52.32
Construction & Mobile Equipments Vehicles & Aircrafts	19.80	1,225.60	719.96	8.31	400.89	407.07	11.49	824.71	312.89
Railway Sidings	14.60	67.85	45.55	0.67	31.05	21.97	13.93	36.80	23.58
Furniture, Fixtures, Air-conditioners, Office Equipments, Computer, Fire Fighting Equipments etc.	79.26	1,826.55	992.47	39.85	923.14	441.66	39.41	903.41	550.81
Live Stock	-	2.13	2.45	-	-	-	-	2.13	2.45
Roads & Drainage	0.54	409.02	230.17	0.20	94.80	88.53	0.34	314.22	141.64
Total	3,099.62	85,337.49	74,233.56	665.99	24,531.87	30,532.77	2,433.63	60,805.62	43,700.79

SCHEDULE '6'
INVESTMENTS

	Share of Joint Venture	As at 31st March, 2003	(Rs. in Million) As at 31st March, 2002
A. LONG TERM INVESMENTS			
(i)Unquoted			
Government Securties	0.01	0.45	1.05
Equity Shares, Debentures, Bonds & Units of Mutual Funds	12.05	1,042.70	2,796.57
(ii)Quoted			
Government Securties	—	61.71	—
Equity Shares, Debentures, Bonds & Units of Mutual Funds	0.19	3,325.94	3,907.03
B. CURRENT INVESTMENTS			
(i)Unquoted			
Units of Mutul Funds	—	1,941.49	5,630.44
(ii)Quoted			
Equity Shares, Debentures, Bonds & Units of Mutual Funds	1.67	5,473.81	49.60
Units of Unit Trust of India	—	21.57	21.57
	13.92	**11,867.67**	**12,406.26**

(Rs. in Million)

	Share of Joint Ventures	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '7'			
INVENTORIES			
Closing Stocks (including in transit)			
Stores, Spare-parts etc.	9.55	1,313.87	976.85
Coal & Fuel Oil (at Power Plant)	—	275.54	101.65
Machinery Spares	—	305.03	246.31
Raw Materials	14.48	5,949.84	1,732.79
Materials-in-Process	0.70	4,588.35	2,062.38
Finished Goods (including Excise Duty & other expenses Rs. 266.72 million)	10.35	2,058.22	1,206.73
	35.08	**14,490.85**	**6,326.71**

	Share of Joint Ventures	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '8'			
SUNDRY DEBTORS			
Due for a period exceeding six months	99.63	536.64	185.08
Other Debts	114.56	6,677.71	3,881.27
	214.19	7,214.35	4,066.35
Less: Provision for doubtful debts	106.61	186.53	66.98
	107.58	**7,027.82**	**3,999.37**

	Share of Joint Ventures	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '9'			
CASH AND BANK BALANCES			
Cash Balance on hand	5.10	10.01	6.41
Balance with Scheduled Banks :			
In Current Accounts	24.80	213.81	70.87
In E.E.F.C Accounts	—	1.18	23.93
In Account of Nominees for sale proceeds of Fractional Coupons of Bonus Shares	—	0.47	0.47
In Unpaid Dividends Account	0.25	57.13	31.40
In Fixed Deposit Account	21.35	2,685.32	3,535.02
Interest Receivable on Fixed Deposits	0.03	91.38	112.71
Cheques and Drafts in hand	—	414.41	176.73
Balance with Non-Scheduled Bank	—	0.33	0.30
Balance with Foreign Banks	—	63.00	—
	51.53	**3,537.04**	**3,957.84**

(Rs. in Million)

	Share of Joint Ventures	As at 31st March, 2003	As at 31st March, 2002
SCHEDULE '10'			
LOANS, ADVANCES & DEPOSITS			
Interest accrued on Investments	0.22	22.49	74.96
Loan to a Joint Venture	—	103.51	129.39
Deposits with other Limited Companies & Financial Institutions	—	1,685.27	3,318.26
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted:			
To Staff & Workers	0.36	273.67	275.87
To Suppliers	113.98	294.96	218.13
To Others	1.25	1,291.59	996.38
To U.P.S.E.B. against disputed power bills under protest	—	3.65	3.65
	115.59	**1,863.87**	**1,494.03**
Prepaid Expenses	2.09	1,085.78	241.98
Advance Income Tax paid (Net)	1.88	1,199.98	438.56
Security and other Deposits	30.98	1,066.69	732.27
Excise Duty, Export Benefits & other Claims Receivable	1.00	2,272.24	526.04
In Trident Trust (Refer note no. 8(e) – Schedule 21)	—	344.51	—
	151.76	**9,644.34**	**6,955.49**
SCHEDULE '11'			
CURRENT LIABILITIES			
Sundry Creditors :			
For Goods Supplied	59.26	4,079.04	1,074.08
For Expenses	157.30	2,744.67	1,755.15
For Other Finance	77.39	1,482.39	365.34
	293.95	**8,306.10**	**3,194.57**
Customers' Credit Balances and Advances against orders	41.05	323.91	194.68
Security Deposits	52.25	624.47	277.78
Investor Education & Protection Fund shall be credited by the following:			
Unpaid Dividends	0.25	57.13	31.40
Unpaid application money received by the Company for allotment of Securities and due for refund	0.09	0.09	0.02
Unpaid matured Fixed Deposits	—	1.32	—
Unpaid matured Debentures	—	2.50	18.22
Interest accrued on above	—	4.44	—
Unclaimed amount of Fractional Coupons of Bonus Shares	—	0.47	0.47
Interest accrued but not due on Debentures, Loans & Deposits	21.84	664.37	321.85
	409.43	**9,984.80**	**4,038.99**
SCHEDULE '12'			
PROVISIONS			
For Excise Duty on Electricity (under dispute)	—	54.73	54.73
For Post-retiral benefits	—	65.20	32.79
For Gratuity	—	11.52	—
For Rehabilitation	—	68.63	—
For Others	—	55.59	39.24
For Proposed Dividends	—	1,248.42	1,005.21
For Tax on Proposed Dividends	0.15	160.07	—
	0.15	**1,664.16**	**1,131.97**

(Rs. in Million)

SCHEDULE '13'	Share of Joint Ventures	For the year ended 31st March, 2003	For the year ended 31st March, 2002
OTHER INCOME			
Rent (Gross) (including Lease Rent Rs. 17.83 million)	0.12	54.42	18.69
Interest on Inter Corporate Deposits & Banks	—	488.20	563.50
Interest from Others	2.68	251.45	356.14
	2.68	**739.65**	**919.64**
Income from Investments:			
Income from Current Investments:			
Interest	—	12.02	40.98
Dividend	—	0.03	97.86
Income from Long Term Investments:			
Interest on Bonds (Tax free)	—	—	52.73
Other Interest	0.04	55.29	60.91
Dividend	—	212.71	153.08
	0.04	**280.05**	**405.56**
Profit on sale of Fixed Assets (Net)	(16.38)	65.12	—
Profit on sale of Investments (Net)	1.87	915.87	888.93
Miscellaneous Receipts & claims (Net)	1.04	293.74	89.11
Sundry Credit Balances written back (Net)	(0.11)	10.90	4.44
Diminution in carrying cost of Current Investments written back (Net)	—	24.98	—
Exchange Rate Difference & Gain on Forward Contract (Net)	2.62	131.14	—
Liabilities no longer required written back	5.14	30.49	57.26
	(2.98)	**2,546.36**	**2,383.63**

SCHEDULE '14'			
INCREASE /(DECREASE) IN STOCKS			
Closing Stocks:			
Finished Goods	10.35	1,791.50	987.47
Materials-in-Process	0.70	4,588.35	2,056.43
	11.05	**6,379.85**	**3,043.90**
Less: Opening Stocks:			
Finished Goods	9.02	996.49	910.71
Materials-in-Process	0.62	2,057.05	1,755.55
	9.64	3,053.54	2,666.26
Add: Stock of Amalgamating Company as on 01.04.2002 pursuant to the Scheme of Amalgamation:			
Finished Goods	—	993.92	—
Materials-in-Process	—	1,913.92	—
	9.64	**5,961.38**	**2,666.26**
Less : Capitalised/Diminution	**(0.29)**	**(0.29)**	—
	1.70	**418.76**	**377.64**

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Million)

SCHEDULE '15'	Share of Joint Ventures	For the year ended 31st March, 2003	For the year ended 31st March, 2002
RAW MATERIALS CONSUMED			
Opening Stock	15.64	1,748.43	1,529.82
Add : Stock of Amalgamating Company as on 01.04.2002 pursuant to the Scheme of Amalgamation	—	1,109.30	—
Add : Stock of Subsidiary Company acquired during the year	—	1,750.84	—
Add : Purchases (Net)	90.42	28,769.88	9,821.96
	106.06	**33,378.45**	**11,351.78**
Less : Closing Stock	14.48	5,949.84	1,732.79
	91.58	**27,428.61**	**9,618.99**

SCHEDULE '16'	Share of Joint Ventures	For the year ended 31st March, 2003	For the year ended 31st March, 2002
MANUFACTURING/OPERATING EXPENSES			
Stores, Spare Parts & Tools Consumed (including for repairs)	9.02	2,254.24	1,128.40
Conversion & Fabrication Charges	1.08	81.51	50.98
Power Generation & Electricity charges (including cost of own generation)	39.58	9,466.68	6,408.02
Vessel/Cargo Handling Charges	—	117.57	—
Cost of Sim & other Cards	12.96	12.96	—
License Fees	94.01	94.01	—
Roaming Charges	33.26	33.26	—
Interconnected and other DoT Charges	183.57	183.57	—
Repairs, Renewals & Replacements :			
Buildings	2.25	125.79	98.10
Machinery	43.94	621.62	513.02
Others (Net)	11.41	179.08	170.26
	57.60	**926.49**	**781.38**
Raw Water Charges and Cess	0.73	43.38	4.22
	431.81	**13,213.67**	**8,373.00**

SCHEDULE '17'	Share of Joint Ventures	For the year ended 31st March, 2003	For the year ended 31st March, 2002
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES			
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	66.99	2,697.54	2,101.74
Gratuity contribution to Employees' Gratuity Fund/Provision	0.47	101.57	109.56
Welfare Expenses	4.95	493.77	422.42
Provident Fund, Employees' Pension Fund and Superannuation Fund Contribution	4.54	504.51	230.95
	76.95	**3,797.39**	**2,864.67**

(Rs. in Million)

SCHEDULE '18'	Share of Joint Ventures	For the year ended 31st March, 2003	For the year ended 31st March, 2002
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES			
Rates & Taxes (Net)	2.60	7.23	22.76
Rent (including Lease Rent Rs. 162.78 million)	16.92	314.65	97.20
Insurance	5.91	353.26	273.15
Miscellaneous Expenses	94.41	1,197.84	699.92
Travelling	23.90	298.75	179.57
Donations	0.02	32.14	26.71
Auditors' Remuneration :			
Audit Fees	0.32	4.90	3.15
For Tax Audit	0.01	0.68	0.65
For Issuing Certificates	0.01	2.36	1.48
Expenses	0.02	0.69	0.64
	0.36	8.63	5.92
Cost Audit Fee & Expenses	—	0.64	0.48
Guarantee Commission to Banks	—	7.72	0.96
Research & Development Expenses	0.12	56.74	41.21
Technical Know-How Fee	—	170.51	41.32
Loss on sale of Fixed Assets (Net)	—	—	27.46
Provision for doubtful debts	44.67	52.33	(1.01)
Bad Debts/Irrecoverable Loans written off	0.12	78.19	3.26
Sales Tax/Turnover Tax paid	—	0.26	0.21
Directors' Fees	0.46	0.33	
Directors' Remuneration	0.26	17.05	—
Debentures Issue Expenses	—	12.88	5.09
Shares Buy-Back Expenses	—	1.63	0.64
Loss on Buy-Back of Debentures	—	1.16	—
Commission on Sales	55.22	278.93	208.53
Packing, Forwarding and Transport Expenses (Net)	5.75	2,269.81	1,378.41
Diminution in carrying cost of Current Investments	—	—	129.09
Preliminery Expenses written off	—	0.03	0.03
Exchange Rate Difference (Net)	—	—	25.99
Previous years' Adjustments (Net)	(0.15)	8.54	0.32
	250.11	**5,169.38**	**3,167.55**

(Rs. in Million)

SCHEDULE '19'	Share of Joint Ventures	For the year ended 31st March, 2003	For the year ended 31st March, 2002
INTEREST			
On Debentures	0.12	1,297.24	764.54
On Long Term Loans	233.53	649.65	338.73
Others	46.67	417.87	157.55
	280.32	**2,364.76**	**1,260.82**
Less: Interest capitalised as per mandatory Accounting Standard	—	626.98	452.81
	280.32	**1,737.78**	**808.01**
SCHEDULE '20'			
DEPRECIATION			
Depreciation	220.28	3,685.10	3,640.71
Less: Excess Depreciation for earlier years written back	—	2.74	1.17
	220.28	**3,682.36**	**3,639.54**
Less: Lease Equalisation Adjustment	—	41.76	—
	220.28	**3,640.60**	**3,639.54**
Less: Transfer from Capital Reserve	—	—	1,464.44
	220.28	**3,640.60**	**2,175.10**

SCHEDULE '21'

NOTES ON ACCOUNTS

1. PRINCIPLES OF CONSOLIDATION

(a) The financial statements have been prepared to comply in all material aspects with applicable accounting principles in India, and the Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI).

(b) **CONSOLIDATED FINANCIAL STATEMENTS** relates to Hindalco Industries Limited, the Parent Company and its Subsidiaries (the Group). The Consolidated Financial Statements are in conformity with the Accounting Standard –21 issued by ICAI and are prepared on the following:

(i) The financial statements of the Parent Company and its Subsidiaries have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating inter-company balances and transactions including profits in year end inventories.

(ii) The consolidated financial statements are prepared by adopting uniform accounting policies for like transactions and other events in similar circumstances and are presented to the extent possible, in the same manner as the Parent Company's separate financial statements.

(iii) The excess of cost to the Parent Company of its investments in the subsidiaries over the Parent's portion of equity of the subsidiary at the dates they become subsidiaries is recognised in the financial statements as goodwill.

(iv) The excess of Parent's portion of equity of the subsidiary over the cost to the parent company of its investments at the dates they become subsidiaries is recognised in the financial statements as capital reserve.

(v) Minority Interests in the consolidated financial statements is identified and recognised after taking into consideration:

- The amount of equity attributable to minorities at the date on which investments in a subsidiary is made.
- The minorities' share of movement in equity since the date parent- subsidiary relationship came into existence.
- The losses attributable to the minorities are adjusted against the minority interest in the equity of the subsidiary. The excess of loss over the minority interest in the equity, is adjusted against General Reserve of the Parent Company.

(c) Accounting Policies and Notes on Account of the Company and all the subsidiaries are set out in their respective financial statements.

SCHEDULE '21' (Cont'd)

NOTES ON ACCOUNTS (Cont'd)

2. (a) The Consolidated Financial Statements comprise the financial statements of Hindalco Industries limited and its subsidiaries and its interest in joint Ventures as on 31.03.2003, which are as under:

(i) Subsidiaries:

Name of the subsidiary company	Financial Year of the subsidiary company ended on	Extent of Holding Company's interest	Country of Incorporation
Indian Aluminium Company Limited	31 st March, 2003	95.96%	India
Indal Exports Limited $	31 st March, 2003	95.96%	India
Minerals and Minerals Limited	31 st March, 2003	100.00%	India
Renukeshwar Investments & Finance Limited	31 st March, 2003	100.00%	India
Renuka Investments & Finance Limited	31 st March, 2003	100.00%	India
Dahej Harbour and Infrastructure Limited	31 st March, 2003	100.00%	India
Lucknow Finance Company Limited	31 st March, 2003	100.00%	India
Birla Maroochydore Pty Limited*	**	100.00%	Australia
Birla Minerals Resources Pty Limited	***	100.00%	Australia
Birla Resources Pty Limited	31 st March, 2003	100.00%	Australia
Birla (Nifty) Pty Limited*	31 st December, 2003	100.00%	Australia

$ Subsidiary of Indian Aluminium Company Limited.

* Subsidiaries of Birla Mineral Resources Pty. Ltd.

** Birla Maroochydore Pty Limited was incorporated on 24th February, 2003 and its first accounting year will be completing on 31st March, 2004.

*** Birla Minerals Resources Pty Limited was incorporated on 28th January, 2003 and its first accounting year will be closing on 31st March, 2004.

(ii) Joint Ventures:

Particulars	Tanfac Industries Limited	IDEA Cellular Ltd	Bihar Caustic & Chemicals Ltd
Country of incorporation	India	India	India
Percentage of Share in Joint Venture	9.98%	9.83%	20.00%

(b) Birla Mineral Resources Pty. Ltd. (BMRPL) was incorporated on 28th January, 2003 and Birla Maroochydore Pty. Ltd., a subsidiary of BMRPL was incorporated on 24th February, 2003 and their first accounting year will be closing on 31st March, 2004. However, for the purpose of consolidation, the Consolidated Financial Statements of BMRPL which reflects the consolidation of Birla (Nifty) Pty.Ltd.{formerly Straits (Nifty) Pty. Ltd.} and Birla Maroochydore Pty. Ltd. as at 28th February, 2003 has been prepared. No adjustments have been made to the Consolidated Statement of Financial Position of the BMRPL to reflect the operating results and cash flows of Birla (Nifty) Pty Ltd or Birla Maroochydore Pty Ltd for the period 1st March, 2003 to 31st March, 2003 as it is not considered to be material for the purposes of assisting the Company with the preparation of their consolidated financial report for the year ended 31st March, 2003. To facilitate inclusion in the consolidated accounts, the audited accounts of BMRPL, where considered material, been restated to comply with Generally Accepted Accounting Principles in India.

(c) The results of operations of Birla Resources Pty. Ltd. have been included for the period from 11th November, 2002 to 31st March, 2003. For this purpose the Financial statements have been certified by the Directors and have not been subjected to an audit by their auditors.

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

		(Rs. in Million) As at 31st March, 2003	As at 31st March, 2002
	(d) Financial statements of Foreign Subsidiaries have been converted in Indian Rupees at following Exchange Rates: -		
	(i) Revenue and Expenses: At the average exchange rate during the period.		
	(ii) Current Assets and Current Liabilities: Exchange rate prevailing at the end of the period.		
	(iii) Fixed Assets: Exchange rates at the date of acquisition.		
	The resultant translation exchange difference has been transferred to profit and loss account.		
3.	Capital Commitments outstanding (Advance/Deposit paid Rs 955.60 million)	5,198.39	5,758.47
	Joint Ventures (net of advances)	371.37	-
4.	Guarantees outstanding	1,981.30	6.00
	Joint Ventures	57.51	-
5.	Letters of Credit Outstanding	4,220.32	536.92
	Joint Ventures	1.50	-
6.	Other Bank Guarantees & Bonds besides those mentioned separately and counter guaranteed by the Company	573.45	139.53
	Joint Ventures	9.84	-
7.	Contingent Liabilities not provided for in respect of:		
	(a) Claims/Disputed liabilities not acknowledged as debt		
	- Transit Fee on Coal and bauxite	87.87	26.20
	- Withholding Tax on payment of fees on GDR issue	190.36	91.56
	- Excise/Custom duty	168.98	9.14
	Joint Ventures	19.86	-
	- Sales Tax	227.41	10.85
	Joint Ventures	22.47	-
	- Income Tax	1.56	-
	Joint Ventures	0.77	-
	- Others	167.84	120.78
	Joint Ventures	204.87	-
	(b) Bills discounted with Banks	400.63	479.85
	(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15.5.1976 to 30.6.1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10
	(d) Due to certain additions made in the assessment of earlier years the company has received demands from the Income Tax Department against which it has gone in appeals. The Company has been advised that considering the grounds of appeal no provision is required.	-	376.16
	(e) The company has export obligations of Rs 13,973.88 million (USD 292.66 million) against the Import Licences taken for import of capital goods under Export Promotion Capital Goods Scheme.		
	(f) 210,340,226 Equity Shares of Rs.10/- each fully paid up in Idea Cellular Ltd. held by the Company as investment have been pledged for securing financial assistance granted by the lenders to that company.		

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

(g) The Company has received the following demands which are disputed by the Company and are not provided for:

i) A demand up to 30th September, 1984 for Rs. 145.94 million was raised by the Assistant Collector, Central Excise, Mirzapur, being the amount of Excise Duty levied by the Central Government on the power generated by the Company's captive power plant, Renusagar Power Co. Ltd. (since amalgamated). The Delhi High Court has quashed the entire demand of Excise Duty; vide its Order dated 9th July, 1993. The Govt.of India filed an Appeal before division bench of Delhi, which has been dismissed, vide order-dated 13.2.2001.

However, the Assistant Collector, Central Excise, Mirzapur has served a demand notice dated 16th February, 1994 on the Company that out of the aforesaid total sum of Rs. 145.94 million, the Company has made provision for Rs. 54.73 million in its accounts and the balance amount has been sequestered in the Aluminium Regulation Account constituted under the Aluminium (Control) Order, 1970 and these ought to have been deposited to the credit of the Central Government, as envisaged under the provisions of Section 11-D of the Central Excise & Salt Act, 1944.The Company has challenged the same and filed a writ petition in the Delhi High Court, which is pending, and demand is stayed. According to the terms of settlement dated 05.12.83 between the Company and the Central Govt. and the subsequent correspondence on the subject, the amount relating to period from 27.3.1981 onwards has been sequestered in the Aluminium Regulation Account, to be reimbursed to the Company in the event the Court decides the case against the Company and the amount becomes payable.

ii) A demand of interest for a sum of Rs. 63.29 million on past dues of the Aluminium Regulation Account up to 31.12.1987 is disputed by the Company and not provided for.

iii) The erstwhile Uttar Pradesh State Electricity Board has claimed additional water charges of Rs. 35.66 million for retrospective revision of water charges for water drawn from upstream and downstream of Rihand Reservoir for the period April 1989 to June 1993 for the Company's facilities at Renusagar and Renukoot. The Company disputes the claim and has filed a writ petition which is pending before Lucknow Bench of Allahabad High Court. The Company has also received bills for Rs. 5.14 million for the period 14.1.2000 to 31.1.2001 from U.P. Jal Vidyut Nigam Limited, successor of U.P. State Electricity Board, for retrospective revision of water rates. A Writ Petition has been filed at Lucknow Bench of Allahabad High Court challenging the present retrospective revision also. The demand has been stayed vide order dated 11.5.2001.

8. a) A Scheme of Arrangement (the Scheme) between the Company, Indo Gulf Corporation Limited (IGCL) and Indo Gulf Fertilisers Limited (IGFL) and their respective shareholders and creditors which envisages the demerger of the fertiliser business of IGCL to IGFL, and the subsequent amalgamation of the Remaining Business of IGCL with the Company, has been approved by the Hon'ble High Courts at Allahabad and Mumbai vide their Orders dated 18th Novemebr, 2002 and dated 31st October, 2002 respectively. In terms of the scheme, the remaining business (hereinafter referred to as "amalgamating company") comprising of manufacturing of copper and certain precious metals, the processing, producing, manufacturing and marketing of certain types of chemicals (including di-ammoinium phosphates) and rendering assistance and services in relation to the same has been amalgamated and transferred and

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

vested in the Company, on a going concern basis with effect from the appointed date, i.e. from opening of business on 1st April, 2002.

b) Pursuant to the Scheme stated above, all the assets and liabilities of the remaining business of the amalgamating company have been transferred to and stand vested with the company with effect from the appointed date, at the values appearing in the books of amalgamating company as on the appointed date. Further, in terms of the scheme, all the business activities of the remaining business of the amalgamating company carried out on or after the transfer date are deemed to have been carried out by the amalgamating company on behalf of the Company on a going concern basis. The scheme has accordingly been given effect to in these accounts and operational results for the year of the remaining business of the amalgamating company have been incorporated in the company's accounts.

c) In consideration of the above, the company has issued 1,87,67,835 Equity shares of Rs. 10/- each fully paid up aggregating to Rs. 187.68 million to the equity shareholders of the amalgamating company in the ratio of 1 equity share in the company for every 12 equity shares of Rs. 10/- each held by them in the amalgamating company.

d) In consonance with the Accounting Standard (AS-14) on "Accounting for Amalgamation" issued by the Institute of Chartered Accountants of India and in terms of the said scheme, the aforesaid amalgamation has been accounted for under "Pooling of Interest Method" as under: -

  i) The assets and liabilities of the remaining business of the amalgamating company as on 1st April, 2002 have been taken over at the respective book values.

  ii) The reserves of the amalgamating company as on 1st April, 2002 have been recorded at their existing carrying amounts and in the same form as at the date of the amalgamation.

  iii) Rs. 2,064.42 million being the amount representing the excess of net assets of the amalgamating company over the aggregate of the paid up value of equity shares issued and allotted as in (c) above and the amount credited to reserves as given in (ii) above has been credited to General Reserve account.

(e) Pursuant to Clause No.47 of the Scheme of Arrangement, the Company has issued 16,31,613 Equity Shares against 1,95,79,357 Equity Shares held by the Company in Indo Gulf Corporation Limited to Trident Trust, which is created wholly for the benefit of the company and managed by trustees appointed by it.

9. The Appellate Authority for Industrial and Financial Reconstruction (AAIFR), vide its Order dated 8th March, 2002 approved the Scheme of Merger of the erstwhile Annapurna Foils Limited (AFL), a subsidiary company of Indian Aluminium Company Limited engaged in the business of manufacturing aluminium foils with Indian Aluminium Company Limited. The merger was effective 1st April, 2002 and accordingly the business of AFL, stood transferred to and vested in Indian Aluminium Company Limited with effect from that date. Accordingly, the scheme has been given effect to in these accounts in terms of the aforesaid AAIFR order.

10. Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

11. Purchase of copper concentrate is accounted for provisionally pending finalisation of content in the concentrate, price, and custom duty. Variations are accounted for in the year of settlement.

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

12. A part of electricity supplied by the company, which has been treated by UPPCL as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalised by UPPCL.

13. a) Future obligations towards lease rentals under the lease agreements taken prior to 01.04.2001 is Rs. 885.63 Million.

b) Future obligations towards lease rentals under the lease agreements for following period:

Period	Lease Payment	Present Value
Not later than one year	24.41 Million	23.09 Million
Later than one year and not later than five years	109.48 Million	82.65 Million
Later than Five Years	10.36 Million	5.17 Million

14. Future minimum lease payment commitments for operating leases under the lease agreements for the following period:

Period	Lease Payment
Not later than one year	13.95 Million
Later than one year and not later than five years	18.75 Million
Later than Five Years	56.67 Million

15. Sale of Di-ammoniam Phosphate (DAP) is covered under the Government of India's Concessional scheme for decontrolled fertilizers and pending declaration of final rates, disbursements for subsidy are made at rates provisionally announced from time to time. In compliance with the provisions of AS-9 on Revenue recognition, issued by the Institute of Chartered Accountants of India, subsidy for the year has been accounted for to the extent, estimated by the management taking into account the recommendation made to the Government in this regard, and the recognition of revenue for the differential amount with respect to the said provisionally announced rates, has been postponed till finalization of the same and notification thereof by the Government of India.

16. The Company has bought back 7,52,723 Equity Shares from open market through stock exchanges for a total consideration of Rs. 553.14 million including premium of Rs. 545.62 millions. The Shares have been purchased at an average price of Rs. 734.85 per shares in a price band of Rs.730 to Rs. 741 per share.

17. Bihar Caustic and Chemicals Ltd.(BCCL) has alloted 80,82,287 Equity Shares to the Company and its subsidiary on 7th May, 2003, consequently BCCL has become subsidiary of the Company.

18. During the year under consideration, the Company has reinstated its Fixed Assets at Original Cost instead of revalued amount due to which the gross value of fixed assets has been reduced by Rs. 25,809.28 million. Revaluation amount included in the value of net fixed assets amounting to Rs. 11,358.08 million has been reversed with corresponding effect in Revaluation Reserves.

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

19. The break up of net deferred tax liability as under: -

(Rs. in Million)

Timing difference on account of: -	As at 31st March, 2003			As at 31st March, 2002
	Hindalco and its subsidiaries	Joint Ventures	Consolidated	
a) Depreciation	9,259.18	16.73	9,275.91	6,021.28
b) Brought Forward Long Term Capital Losses	(100.52)	(0.30)	(100.82)	(163.51)
c) Others	1,087.32	(3.74)	1,083.58	121.75
Total (Net)	10,245.98	12.69	10,258.67	5,979.52

20. SEGMENT REPORTING

Based on the guiding principles given in the Accounting Standard on Segmental Reporting (AS-17) issued by the "Institute of Chartered Accountants of India" the segment report is as under:

(i) Financial information about the primary business segments is presented in the table given below: -

(Rs. in Million)

Particulars	As at 31st March, 2003					As at 31st March, 2002		
	Aluminium	Copper	Chemicals	Others	Consolidated	Aluminium	Chemicals	Consolidated
REVENUE								
External Sales	32,664.15	26,015.18	4,037.52	1,191.76	63,908.61	31,593.87	4,057.89	35,651.76
Inter Segment Sales	9.94	-	1,060.15	243.32	1,313.41	-	904.24	904.24
	32,674.09	26,015.18	5,097.67	1,435.08	65,222.02	31,593.87	4,962.13	36,556.00
Less: Inter Segment Sales	9.94	-	1,060.15	243.32	1,313.41	-	904.24	904.24
Total	**32,664.15**	**26,015.18**	**4,037.52**	**1,191.76**	**63,908.61**	**31,593.87**	**4,057.89**	**35,651.76**
RESULTS								
Segment/Operating Results	7,479.87	3,838.87	870.13	251.31	12,440.18	9,658.31	756.77	10,415.08
Un-allocable Income (Net of Expenses)					1,112.63			1,798.64
Interest Expenses					(1,737.78)			(808.01)
Non Recurring Income/Expenses (Net)					(1,613.17)			(71.77)
Provision for Tax (including Deferred Tax)					(3,497.34)			(3,548.71)
Net Profit					**6,704.52**			**7,785.23**
OTHER INFORMATION								
Segment Assets	51,583.24	32,169.50	3,838.47	4,288.91	91,880.12	44,258.73	3,559.37	47,818.10
Un-allocable Assets					25,362.90			25,362.16
Total					**117,243.02**			**73,180.26**
Segment Liabilities	3,646.24	4,606.68	492.84	291.01	9,036.77	3,145.62	467.07	3,612.69
Unallocable Liabilities & Provisions					2,612.19			1,558.27
Total					**11,648.96**			**5,170.96**
Depreciation/Amortization	2,262.55	889.40	190.09	345.37	3,711.31	1,990.66	164.13	2,175.10
Capital Expenditure including CWIP	9,335.26	2,673.63	156.34	399.02	12,564.25	7,684.41	248.28	7,932.69
OTHER NON-CASH ADJUSTMENT								
Provision for doubtful debts	7.66	-	0.90	43.77	52.33	6.85	-	6.85
Diminution/written back (net) in carrying cost of Investments					(24.98)			129.09

SCHEDULE '21' (Cont'd)
NOTES ON ACCOUNTS (Cont'd)

21. Related Party Disclosures

A List of Related Parties

(a) **Parties where control exists:**
Trusts of the company
Trident Trust

(b) **Other Related Parties :**
Joint Ventures
Bihar Caustic and Chemicals Limited
Tanfac Industries Limited
Idea Cellular Limited
Associates:
Utkal Alumina International Limited

(c) **Key Managerial Personnel:**
Mr. A.K.Agarwala - Whole Time Director
Dr. S.K.Tamotia - President and CEO

B **The following transactions were carried out with the Related parties in the ordinary course of business:**

(a) **Joint Venture and Associates:**

(Rs. in Million)

S. No.	Transactions	2002-03		2001-02	
		Joint Ventures*	Associate	Joint Ventures**	Associate
1	Sales and Conversion	87.44	-	56.10	87.71
2	Services rendered	0.09	-	9.18	1.72
3	Interest and dividend received	57.43	-	123.29	3.76
4	Purchase of materials	675.71	-	822.46	-
5	Services received	1.23	-	1.54	26.26
6	Investments, Deposits, loans and advances made during the year	1,541.50	4.30	1,446.96	132.89
7	Investments, Deposits, loans and advances as on 31.03.2003	529.21	47.57	5,311.54	1.92
8	Guarantees and Collateral securities given	2,131.35	-	1,735.73	-
9	Debit Balances	10.01	-	11.10	-
10	Credit Balances	7.29	-	10.86	-

* Net of eliminations
** Gross

(b) **Key Managerial Personnel:**
Managerial Remuneration 20.46 27.00

22. (a) Due to amalgamation of the remaining business of Indo Gulf Corporation Limited with the company during the year (refer Note 8 above), current year figures are not comparable with those of the previous year. Figures of the previous year have been regrouped/ rearranged wherever found necessary.

(b) This being the first year of consolidation of financial statements of Joint ventures with the company and its subsidiaries in line with the accounting standard 27, applicable w.e.f 1st April, 2002 figures for the previous year are not comparable to that extent.

As per our report annexed.

For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

R. K. KASLIWAL
Executive President (F & C) & CFO

Directors : M. M. BHAGAT
E. B. DESAI
C. M. MANIAR
T. K. SETHI

Camp: Mumbai
Dated: The 10th day of June, 2003

ANIL J. JHALA
Company Secretary

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2003

(Rs. in Million)

	Year ended March 31, 2003		Year ended March 31, 2002	
A. CASH FLOW FROM OPERATING ACTIVITIES				
Net profit before tax and extraordinary items		11,815.03		11,405.71
Adjustment for :				
Depreciation	3,640.60		2,175.10	
Amortisation of Intangible Assets	70.71			
Foreign Exchange Loss	(8.96)		45.24	
Investment activities	(2,041.38)		(2,057.56)	
Lease Rent Paid	162.78		-	
Preliminary/ Deferred expenses	27.53		10.62	
Provisions	36.75		4.09	
Interest charged	1,737.78	3,625.81	808.01	985.50
Operating profit before working capital changes		15,440.84		12,391.21
Changes in working Capital:				
Trade and other receivables	(758.86)		(663.34)	
Inventories	(3,736.91)		(608.80)	
Trade payables	2,568.70	(1,927.07)	431.16	(840.98)
Cash generated from operation		13,513.77		11,550.23
Direct taxes paid		(3,325.68)		(2,549.23)
Cash Flow before Extraordinary items		10,188.09		9,001.00
Extraordinary items*		(13.38)		(19.78)
NET CASH FROM OPERATING ACTIVITIES		**10,174.71**		**8,981.22**
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets		(15,797.19)		(7,665.36)
Sale of Fixed Assets		125.57		31.67
Purchase of shares of Subsidiaries		(1,848.67)		-
Acquisition of Business		(78.46)		(9.45)
Disposal of Investment in Subsidiaries		-		1.54
Purchase of Investments		(55,475.76)		(33,668.54)
Sale of Investments		55,482.66		33,223.38
Interest received		858.38		1,074.30
Dividend received		212.74		250.93
Lease rent received		17.83		-
Cash flow before extraordinary items		(16,502.90)		(6,761.53)
Extraordinary items:				
Sale of Investments**		211.52		-
NET CASH USED IN INVESTING ACTIVITIES		**(16,291.38)**		**(6,761.53)**

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2003 (Contd.)

(Rs. in Million)

	Year ended March 31, 2003	Year ended March 31, 2002
C. CASH FLOW FROM FINANCING ACTIVITIES		
Buy Back of Equity Share Capital	(553.15)	(4.21)
Proceeds from issue of Equity Shares	214.32	-
Advance received against Share Capital	112.18	-
Proceeds from Rights Issue(net of expenses)	(1.11)	-
Proceeds from long term borrowings (net)	6,845.10	1,132.07
Proceeds from short term borrowings (net)	1,372.66	602.91
Repayment of Finance Lease Liabilties	(1.07)	-
Interest paid	(1,552.12)	(710.39)
Lease Rent Paid	(162.78)	-
Dividend paid	(1,654.37)	(1,084.55)
NET CASH FROM FINANCING ACTIVITIES	**4,619.66**	**(64.17)**
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,497.01)**	**2,155.52**
CASH & CASH EQUIVALENTS-OPENING BALANCE	6,659.10	4,511.86
CASH & CASH EQUIVALENTS-CLOSING BALANCE	5,162.09	6,667.38

* Includes refund of interest from DoT and new brand launch expenses.

** Represents proceeds from sale of MRPL shares to ONGC

Notes:

1. Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.
2. Consideration money paid,Expense incurred on merger of "amalganmating business',net of its opening cash and cash equivalents has been shown in Acquisition of Business
3. Last year's figures do not include proportionate share in Joint Ventures
4. Due to amalgamation of the remaining business of Indo Gulf Corporation Limited with the company during the year and proportionate consolidation of the financial statement of Joint Ventures, current year figures are not comparable with those of the previous year.
5. Interest charged excludes and Purchase of Fixed Assets includes interest capitalised Rs. 626.98 Million (Rs.452.81 Millions).
6. Figures for the previous year have been regrouped/rearranged whereever found necessary.
7. Cash and Cash Equivalents of Joint Ventures have been adjusted to remove Inter Corporate Deposits placed by the company in these Joint Ventures.

As per our report annexed.

For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

R. K. KASLIWAL
Executive President (F & C) & CFO

Directors : M. M. BHAGAT
E. B. DESAI
C. M. MANIAR
T. K. SETHI

Camp: Mumbai
Dated: The 10th day of June, 2003

ANIL J. JHALA
Company Secretary


HINDALCO
ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025.

NOTICE TO SHAREHOLDERS

NOTICE is hereby given that the **Forty-Fourth Annual General Meeting** of the Shareholders of Hindalco Industries Limited will be held at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020** on **Thursday,** the **31st July, 2003, at 3.30 P.M.,** to transact, with or without modification(s) as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2003 and Profit and Loss Account for the year ended on that date, the Report of the Directors and the Auditors thereon.
2. To sanction the declaration and the payment of Dividend on Equity Shares for the year ended 31st March, 2003.
3. To appoint a Director in place of **Shri T. K. Sethi,** who retires from office by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of **Smt. Rajashree Birla,** who retires from office by rotation and being eligible, offers herself for re-appointment.
5. To appoint a Director in place of **Shri C.M. Maniar,** who retires from office by rotation and being eligible, offers himself for re-appointment.
6. To appoint a Director in place of **Shri D. Bhattacharya** who was appointed as an Additional Director on the Board of the Company under Article 140 of the Articles of Association of the Company and who holds office under the said Article and Section 260 of the Companies Act, 1956, only upto the date of this Annual General Meeting and in respect of whom, the Company has received a Notice in writing alongwith a deposit of Rs. 500/- (Rupees Five Hundred only) pursuant to provisions of Section 257 of the Companies Act, 1956, from a member signifying his intention to propose him as a Candidate for the Office of Director and in that behalf, to consider and if thought fit to pass the following Resolution, which will be proposed as an **Ordinary Resolution :**

   "RESOLVED that pursuant to the provisions of the Articles of Association of the Company and of the Companies Act, 1956 including Section 257, Shri D. Bhattacharya be and is hereby re-appointed a Director of the Company, liable to retire by rotation."
7. To appoint Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, and to fix their remuneration, and for the purpose, to pass the following Resolution, which will be proposed as an **Ordinary Resolution:**

   "RESOLVED that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Singhi & Company, Chartered Accountants, Kolkata the retiring Auditors, be and are hereby re-appointed Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration and reimbursement of the expenses for the said period."
8. To consider and, if thought fit, to pass the following Resolution as an **Ordinary Resolution** relating to appointment of Branch Auditors of the Company:

   "RESOLVED that pursuant to the provisions of Sections 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Lodha & Co. Chartered Accountants, Kolkata, be and are hereby appointed as Branch Auditors of the Company for auditing the books of Accounts maintained in respect of the Company's Birla Copper Division at P.O. Dahej, Lakhigam, Dist. Bharuch (Gujarat), from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorised to fix their remuneration and reimbursement of the out-of-pocket expenses for the said period."

9 (A) To consider and if thought fit, to pass the following Resolution which will be proposed as an **Ordinary Resolution:**

   "RESOLVED THAT the consent of the Company be and is hereby granted in terms of Section 293(1) (a) and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force), to the Board of Directors of the Company to create a further mortgage and/or charge on such terms and conditions and at such time(s) and in such form and manner and with such ranking as to priority as the Board in its absolute discretion thinks fit, on the whole or substantially the whole of the Company's any one or more of the undertakings or of all the undertakings, including the present and/or future properties, whether movable or immovable comprised in any undertaking of the Company, as may be agreed to in favour of the 'State Bank of India', or other Trustee, registered with the SEBI, and/or any Bank, Financial Institutions as a lender, to secure the issue of the following Debentures of the Company:

Relating to the Aluminium Business:

a) Secured Redeemable Non-Convertible Debentures of varying Interest rates of the aggregate value of Rs. 35 Crores privately placed with various Mutual Funds/ Institutions/Banks, 6.95% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 20 Crores privately placed with ABN Amro Securities (India) Pvt. Ltd., 7.20% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 45 Crores privately placed with ABN Amro Securities (India) Pvt. Ltd. and Uco Bank, in all aggregating to Rs. 100 crores;

b) 6.40% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 150 Crores privately placed with various Investors Mutual Funds/ Institutions/Banks.

Relating to the Copper Business:

c) 10% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 25 Crores privately placed with various Investors;

d) 9.70% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 25 Crores privately placed with various Investors;

e) 9.45% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 15 Crores privately placed with various Investors;

f) 8.70% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 200 Crores privately placed with various Investors;

g) 8.10% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 100 Crores privately placed with various Investors;

h) 6.20% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 50 Crores privately placed with Citicorp Brokerage India Limited;

i) 5.95% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 50 Crores privately placed with ICICI Bank Limited;

together with interest on the principal amounts at the respective agreed rates, compound interest, additional interest, liquidated damages, accumulated interest, commitment charges, costs, charges, expenses, remuneration of agent(s) / trustee(s) and all other monies payable by the Company to the concerned Mutual Funds/Institutions/Banks/Investors, under the respective trust deed/loan agreement entered into/ to be entered into by the Company.

(B) **RESOLVED THAT** consent of the Company, be and is hereby accorded to the Board of Directors of the Company for mortgaging and/or charging on such terms and conditions, with such ranking for priority as may be agreed upon with the concerned parties, at such time or times and in such form and manner, as it may think fit, the whole or substantially the whole of the Company's any one or more of the undertakings or of all the undertakings, including the present and/or future properties, whether movable or immovable comprised in any existing or new undertaking or undertakings of the Company, as the case may be, in favour of the Trustees (appointed/to be appointed by the Board) and/or such other parties, as may be required, to secure borrowings upto an aggregate value not exceeding Rs. 1,500 crores (Rupees One Thousand Five Hundred Crores) by the issue of Non-Convertible Debentures, Bonds and/or such other instrument(s) including Foreign Exchange borrowings as the Board may think fit, to be issued in one or more trenches, to such Bodies Corporate, Financial Institutions, Mutual Funds, Banks, Foreign Financial Institutions, or Non-Residents, and upon such terms and conditions as may be decided by the Board, together with interest at the respective agreed rates, compound interest, additional interest, liquidated damages, accumulated interest, commitment charges, premium on prepayment or on redemption, costs, charges, expenses and other monies covered by the aforesaid financial assistance under the respective documents to be entered into by the Company in respect of the said issue of Debentures/Bonds/ other instrument(s) including Foreign Exchange borrowings in terms of the issue.

RESOLVED FURTHER that the securities to be created by the Company as aforesaid may rank prior / pari passu / subservient with / to the mortgages and/or charges already created or to be created in future by the Company and as may be agreed to between the concerned parties.

RESOLVED FURTHER that for the purpose of giving effect to this Resolution, the Board or any Committee or Persons authorised by the Board thereof, be and is hereby authorised to finalise, settle and execute such documents / deeds / writings / papers / agreements as may be required and to do all acts, deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in regard to creating mortgage/charge as aforesaid or otherwise considered to be in the best interests of the Company."

10. To consider and if thought fit, to pass the following resolution which will be proposed as a **Special Resolution:**

"RESOLVED that in partial modification of the Resolutions passed by the Members at the Fortieth, Forty-Second and Forty-Third Annual General Meetings of the Company held on 4th August, 1999, 1st August, 2001 and 31st July, 2002, respectively and pursuant to the provisions of Sections 198, 309, 310, 314, Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 including any statutory modification or re-enactment thereof, consent of the Company be and is hereby accorded to pay the revised remuneration to Shri A. K. Agarwala as per details provided in the Explanatory Statement herein for the remaining period of his tenure of Office i.e. up to September, 2003 with further liberty to Board of Directors to revise his remuneration from time to time as they deem fit within the limits of Schedule XIII of the Companies Act, 1956."

11. To consider and if thought fit, to pass the following Resolution as a **SPECIAL RESOLUTION :**

"RESOLVED THAT pursuant to the guidelines issued by SEBI under the Securities and Exchange Board of India (De-listing of Securities) Guidelines – 2003, dated 17th February 2003 and other applicable approvals and procedures which may become applicable hereafter, governing the matter, the Company be and is hereby authorized to voluntarily apply for de-listing of its Equity shares from the **Madras Stock Exchange Ltd., The Delhi Stock Exchange Association Ltd.,** and **The Calcutta Stock Exchange Association Ltd.** at such time as the Board of Directors (whether acting through the Board, a Committee of the Board or any Director or any person authorised by the Board) may, in their absolute discretion, consider appropriate and proper without giving an exit option to the shareholders of the regions where the aforesaid Stock Exchanges are situated and the Board of Directors of the Company be and are hereby authorized to do all necessary acts in pursuance with the above matter."

NOTICE is also hereby given that the Register of Members and Transfer Books in respect of Equity Shares of the Company will remain closed from **Wednesday, the 16th July, 2003 to Thursday, the 31st July, 2003** (both days inclusive).

By Order of the Board of Directors

ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary

Place: Mumbai
Date: 30th April, 2003

NOTE FOR MEMBERS' ATTENTION

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2. **The relevant explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of items 6, 8 to 11 of the Notice set out above, is annexed hereto.**

3. The Dividend on Equity shares of the Company as recommended by the Board of Directors of the Company, when sanctioned at the Annual General Meeting of the Company will be made payable on or after Tuesday, the 5th August, 2003, to the Company's Equity Shareholders, who are entitled for the Dividend as on Thursday, the 31st July 2003 whose names stand registered on the Company's Register of Members:

   a) as Beneficial Owners as at the end of business on 15th July, 2003 as per the list provided by National Securities Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form and

   b) as Members in the Register of Members of the Company after giving effect to valid transfers in physical form lodged with the Company on or before 15th July, 2003.

4. Members are hereby informed that Dividend which remains unclaimed/ un-encashed over a period of 7 years, has to be transferred as per the provisions of Sec. 205A of the Companies Act, 1956, by the Company to "The Investor's Education & Protection Fund", constituted by the Central Government under Section 205C of the Companies Act, 1956.

Hereunder are the details of Dividends paid by the Company and their respective due dates of transfer of un-encashed dividends to the designated fund of the Central Government :

Date of Declaration of Dividend	Dividend for the year	Due date of transfer to the Government.
6th August,1997	1996-97	September, 2004
7th August,1998	1997-98	September, 2005
4th August, 1999	1998-99	September, 2006
5th May, 2000	1999-2000(Millennium)	June, 2007
1st August, 2000	1999-2000(Final)	September, 2007
1st August, 2001	2000-01	September, 2008
31st July, 2002	2001-02	September, 2009

It may please be noted that the Shareholders will not be able to make any claim in respect of the unclaimed Dividends, which have been transferred, to the credit of "The Investor's Education & Protection Fund" of the Central Government.

5. The Company has listed its Shares at:

   1. The Stock Exchange, Mumbai, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 001.
   2. The Delhi Stock Exchange Association Ltd., DSE House, 3/1, Asaf Ali Road, New Delhi – 110 002,
   3. The Calcutta Stock Exchange Association Ltd., 7,Lyons Range, Kolkata – 700 001,
   4. The Madras Stock Exchange Ltd., Exchange Building, Post Box No 183, 11, Second Line Beach, Chennai – 600 001,
   5. The National Stock Exchange of India Limited, Trade World, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

   The listing fees of these Exchanges have been paid in time.

6. a) Members are requested to notify immediately any change of address

      i) to their Depository Participants in respect of their electronic share accounts, and

      ii) to the Company at its Share Department at Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (E), Mumbai – 400 093, where shares are held in physical form.

   b) In case the mailing address mentioned in the Annual Report is without the Pin Code, members are requested to kindly inform their Pin Codes, immediately.

7. Non-resident Indian shareholders are requested to inform us immediately:

   i) the change in the residential status on return to India for permanent settlement;

   ii) the particulars of NRE Account with a Bank in India.

8. Members desirous of making nomination as permitted under Section 109A of the Companies Act, 1956 in respect of the shares held by them in the Company, can make the nomination in Form 2B.

9. Members holding more than one account, in the same name, are requested to send the details of their folios along with the share certificates, so as to enable us to consolidate their shareholdings into one folio.

10. Members are also informed that any correspondence relating to shares and debentures held by them,can be made to the Company's Share Department at Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (E), Mumbai – 400 093.

11. a) Members are informed that in order to avoid fraudulent encashment of dividend warrants they should send to the Company under the signature of the Sole/First Joint holder the information relating to Name and Address of the Banker, Branch ,Pin Code Number and particulars of Bank A/c. so that it can be printed on the Dividend Warrants.

    b) Shareholders desirous of availing the facility of Electronic Credit of Dividend, are requested to fill up the ECS Form.

    c) Members holding shares in dematerialized form and desirous to change or correct the bank account details should send the same immediately to the concerned Depository Participant. Members are also requested to give MICR Code to the Depository Participant.

12. As per the recommendation of the SEBI Committee on Corporate Governance for appointment of the Directors/re-appointment of the retiring Directors, a statement containing details of the concerned Directors is attached herewith.

13. Depository System:

    Members are informed that w.e.f. 5th April, 1999 the shares of the Company are traded in dematerialized form.

    The Company has entered into agreements with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), so that the members holding shares in electronic form can deal in shares through NSDL or CDSL.

    The Depository system at present helps in reducing various problems while trading in shares such as delay in delivery of shares, postal delay and misplacement, forged transfer, defacement and damage of share certificate etc. Dealing in shares in electronic form also reduces the transaction cost and payment of stamp duty.

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to the provisions of Section 173 (2) of the Companies Act, 1956.

Item No. 6:

Shri D. Bhattacharya was appointed as a Director of the Company by the Board of Directors as an Additional Director as per Board Resolution passed on 30th April, 2003. Pursuant to the provisions contained in Article 140 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956, he holds Office till the date of the Annual General Meeting of the Company. As required under Section 257 of the Companies Act, 1956, a Notice has been received from a Member along with a deposit of Rs. 500/- signifying his intention to propose Shri D. Bhattacharya as a candidate for the Office of Director of the Company liable to retire by rotation. Consequent to the merger of the Birla Copper Division of the erstwhile Indo Gulf Corporation Limited with the Company, Shri D. Bhattacharya, who was the Managing Director of Indo Gulf Corporation Limited and in-charge of the Copper Division, was appointed as an Additional Director of the Company by the Board. The Resolution for his re-appointment is accordingly commended to your acceptance.

Shri D. Bhattacharya has held various important positions in manufacturing, factory management and general management functions both in India and overseas. Before joining Indo Gulf Corporation Limited, he was on the Board of Directors of Hindustan Lever Limited and Chairman of Hind Lever Chemicals Limited and Gist Brocades and Industrial Perfumes Limited.

Except for Shri D. Bhattacharya, none of the Directors are concerned or interested in the Resolution.

Item No. 8:

The Shareholders are aware of the Merger of the Copper Business (Birla Copper division) of the erstwhile Indo Gulf Corporation Limited with the Company which became effective from 12th February 2003. Consequent to the Amalgamation of the Copper Division, it is desirable that the erstwhile Auditors of the Copper Division, namely Messrs. Lodha & Company, Chartered Accountants, Kolkata do continue as Auditors of the said Division. It is accordingly proposed that Messrs. Lodha & Company be appointed as Branch Auditors of the Company for Auditing the Books of Accounts of the Copper Division of the Company.

Pursuant to the provisions of Section 224 (1B), the Auditors of the Company have already forwarded a Certificate to the Company stating that the re-appointment if made will be within the limit specified in Sub-Section (1B) of Section 224 thereof.

Although the matter is governed directly by the provisions of Section 228 of the Act and not Section 225 thereof, by way of abundant caution, Special Notice of the proposed Resolution has been received by the Company pursuant to the provision of Section 225 of the Companies Act, 1956 and the text of the Resolution and the Explanatory Statement may be treated as notice thereof to the members as required by Section 190 of the Act.

The above Resolution is accordingly commended for your acceptance.

None of the Directors of the Company are interested or concerned in the Resolution

Item No. 9:

The Company has raised a sum of Rs. 350 Crores (Rupees Three Hundred Fifty Crores) for the Aluminium Business and the erstwhile Indo Gulf Corporation Ltd. had raised Rs. 465 Crores (Rupees Four Hundred Sixty Five Crores) for the Copper Business by the issue of Secured Redeemable Non-Convertible Debentures for General Corporate purposes of the Company, as per the details set forth in the Resolution mentioned in this item of the Notice. It is intended to secure the said Borrowings by a Mortgage/Charge on such of the fixed assets and other movable assets of the Company as may be decided by the Board of Directors of the Company, in consultation with the relevant parties.

Further in view of the prevalent low interest rates in the money market and the requirement of further funds from time to time, for general Corporate purposes/capital expenditure of the Company, it is also proposed to borrow up to Rs. 1,500 crores (Rupees One Thousand Five Hundred Crores) as set out in the Resolution, by way of issue of Secured Redeemable Non-Convertible Debentures, Bonds or such other instrument(s) including Foreign Currency borrowings as the Board of Directors may be advised, at the time of their issue and on such terms and conditions as the Board deems fit.

Section 293(1)(a) of the Companies Act, 1956, provides inter alia that the Board of Directors of the Company shall not, except with the consent of such Public Company in General Meeting, sell, lease, or otherwise dispose of the whole, or substantially the whole of the Undertaking of the Company, or where the Company has more than one Undertaking, of the whole or substantially the whole of each such Undertaking.It is clear that there is no sale of any undertaking involved in the present case. Since however the Mortgage and/or Charge to be created in respect of the aforesaid Borrowings may contain provision relating to disposal of the Company's Undertaking in certain evetns, it is felt advisable by way of abundant caution that the proposed creation of the Mortgage and/or Charge in favour of various Bodies Corporate / Mutual Funds / Institutions / Banks / Investors, be approved by the members of the Company by an Ordinary Resolution pursuant to Sec. 293(1)(a) of the Companies Act, 1956.

Accordingly the Resolution mentioned in this Item of the Notice is commended for your acceptance.

None of the Directors of the Company are interested or concerned in the Resolution

Item No. 10:

Shri A. K. Agarwala was appointed as a Whole-Time-Director of the Company, to hold Office as such, for a period of five years from 11th September, 1998 and this appointment was also confirmed by a Special Resolution passed by the Members at their Meeting held on 4th August, 1999.

The Shareholders whilst approving payment of remuneration to Shri A.K. Agarwala at the aforesaid Annual General Meeting of the Company had also authorised the Board of Directors to revise the same from time to time. The Board of Directors has accordingly, made the following revision with effect from 1st April, 2002, in the remuneration payable to Shri A. K. Agarwala:-

Sr. No.	Particulars	Revision
(i)	Basic Salary	From Rs.39,00,000/- to Rs.43,33,200/- p.a.
(ii)	Performanced linked variable pay	From Rs.9,83,000/- to Rs.14,01,500/- p.a.
(iii)	Special Allowance	From Rs.48,53,843/- to Rs.49,32,240/- p.a.

Specific approval of the Members is now sought to the above upward revision in the remuneration payable to Shri A.K. Agarwala, which is in line with the modern Corporate trend, particularly, considering Shri Agarwala's immense contribution to the Company. It is in the above circumstances that the Resolution mentioned in this Item of the Notice is proposed to be passed and is recommended for your acceptance.

Members desirous to have inspection of the relevant Special Resolutions passed at the Meetings held on 4th August, 1999, 1st August, 2001 and 31st July, 2002, may do so on all working days during office hours up to the date of the ensuing Annual General Meeting.

Except for Shri A.K.Agarwala, none of the Directors are concerned or interested in the Resolution.

Item No. 11:

The Company's shares are presently listed on The Stock Exchange, Mumbai, The National Stock Exchange of India Limited, Madras Stock Exchange Ltd., The Delhi Stock Exchange Association Ltd., and The Calcutta Stock Exchange Association Ltd.

SEBI through its guidelines known as Securities and Exchange Board of India (Delisting of Securities) Guidelines – 2003, dated 17th February 2003 has permitted Companies to voluntarily de-list its Shares from a Stock Exchange where the shares are listed for a period of more than 3 years provided, inter-alia, the Company is authorized by the Shareholders for making such an application for de-listing through a special resolution. The Board of Directors has decided to take steps to have the equity shares of the Company de-listed from the Madras Stock Exchange Ltd., The Delhi Stock Exchange Association Ltd., and The Calcutta Stock Exchange Association Ltd. as the volume of trading on these Stock Exchanges is very low and The Stock Exchange, Mumbai and The National Stock Exchange of India Limited, where the Company's shares will continue to be listed, have also got nation-wide trading terminals and the de-listing from the Delhi, Madras and Calcutta Stock Exchanges will not affect the trading of the shares by members located in any part of the Country.

The Board of Directors of your Company recommend passing of the resolution set out under Item No. 11 as a Special Resolution.

None of the Directors of the Company are interested or concerned in the Resolution

By Order of the Board of Directors

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

Place: Mumbai
Date: 30th April, 2003.

Details of Directors seeking re-appointment in Annual General Meeting fixed on 31st July, 2003

Name of Director	Mr. T. K. Sethi	Smt. Rajashree Birla	Mr. C.M. Maniar	Mr. D. Bhattacharya
Date of Birth	18th August, 1931	15th September, 1945	4th December, 1935	13th September, 1948
Date of Appointment	17th September, 1974	15th March, 1996	8th March, 1982	30th April, 2003
Expertise in specific functional areas	Businessman	Industrialist	Solicitor & Advocate	Service
Qualifications	M.B.A. (Harvard.)	B. A.	B. Com., L.L.B.	B. Sc. (Hons.), B. Tech (Hons.).
List of outside Directorships held Excluding Alternate Directorship and of Private Companies.	NIL	1. Grasim Industries Limited 2. Indian Rayon & Industries Limited 3. Indogulf Fertilisers Limited 4. Larsen & Toubro Limited. 5. Aditya Birla Health Services Limited	1. Foods & Inns Limited 2. Godfrey Phillips India Limited 3. Indo-Euro Investment Company Limited 4. Indian Card Clothing Company Limited. 5. Machine Tools (India) Limited 6. Mafatlal Dyes & Chemicals Limited 7. Pennzoil – Quaker State India Limited 8. Pioneer Investcorp Limited 9. Sudal Industries Limited 10. Twenty-First Century Printers Limited 11. Varun Shipping Company Limited 12. Gujarat Ambuja Exports Limited.	1. Indo Gulf Fertilisers Limited 2. Birla Management Corporation Limited 3. Utkal Alumina International Limited 4. Dahej Harbour and Infrastructure Limited 5. Birla Management Centre Services Limited. 6. Birla Project Development Company Limited 7. The fertilizer Association of India, New Delhi
Chairman/ Member of the Committee of the Board of Directors of the Company	Member – Audit Committee	NIL	Member – Audit Committee, Investors Grievances Committee, Finance Committee	NIL
Chairman/ Member of the Committee of the Board of Directors of other a. Audit Committee	NIL	NIL	Member- Varun Shipping Company Ltd. Member- Twenty-First Century Printers Ltd. Member- Machine Tools (India) Limited Member- Pioneer Investcorp Limited Member- Gujarat Ambuja Exports Limited. Member- Dahej Harbour and Infrastructure Limited	NIL
b. Investor Grievances Committee	NIL	NIL	Chairman- Varun Shipping Company Ltd. Member- Pioneer Investcorp Limited Member- Godfrey Phillips India Limited	NIL
c. Banking & Finance/ Remuneration Committee	NIL	NIL	NIL	

INTERACTIVE VOICE RESPONSE SYSTEM

Dear Shareholders,

We have great pleasure in informing you of the latest initiative of the Company to improve services to shareholders by installing "INTERACTIVE VOICE RESPONSE SYSTEM', an exclusive service offered to our esteemed shareholders.

This system is introduced for the convenience of our Shareholders.

INTERACTIVE VOICE RESPONSE SYSTEM is a complete solution that will simplify the way to check the status of your share account, sitting at home leisurely or from anywhere, without taking any trouble of writing to the Company. This system has many advantages viz. less time-consuming, gives better efficiency, promptness, and faster response. All your queries will be solved instantly without entering into time consuming correspondence with the Company, for your Physical as well as Dematerialized shares. You only have to ring up our dedicated number 56917010 and follow up the simple instructions given on the Interactive Voice Response System. It will first speak out the Menu covered under this System and advise you to dial certain numeric to access the particular area of your query. You

have to listen and act accordingly, viz. change of address, nomination, loss of shares, dividend, demat / remat request etc. etc.

Kindly ensure to keep ready the correct reference Folio Number for physical shares/ Demat Account Number for dematerialized shares, and share receipt number.

For getting any clarification, please call at our share department on 022-56917011/ 56917018/56917006

When you call **56917010** you will hear the list of your status. You have to dial the number as per your status as under for getting the various information.



MAIN MENU
1-Physical Share Holder
2-Share holders hold in demat form
3.New Share Holder
4.Investor seeking information on indal open offer.
Enter folio Number
Numeric only i.e
FOR HE102137 ENTER 102137
FOR HEA37213 ENTER 37213
FOR HB000541 ENTER 000541
Enter DP ID /CLIENT ID
for shareholders through NSDL
i.e IN300168 / 30989764 ENTER
30016830989764
Enter Folio Number
Of Indal
For shareholders through CDSL
Enter complete account no
i.e. 1201680000001589
Enter
1. For Share Transfer
2. Demat
3. Change of Address
4. Loss of shares
5. Nomination
6. Dividend detail
9. To speak to Officer
Go to previous Menu
* Exit
1. Remat of shares
2. Dividend
1. For Share Transfer
2. Demat
3. Change of Address
4. Loss of Shares
5. Nomination
6. Dividend Detail
9. To speak to officer
Go to previous menu
* Exit
(Enter the Receipt Number to know the status of above mentioned options)
(Enter the Receipt Number to know the status of above mentioned options)

Thanking You,

Yours Faithfully,
For Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

"FORM 2B"

(See rules 4CCC and 5D)

NOMINATION FORM

(To be filled in by individual(s) applying singly or jointly)

I/We .... the holders of Shares/Debentures/Deposit Receipt bearing number(s) .... of M/s. .... wish to make a nomination and do hereby nominate the following person(s) in whom all rights of transfer and/or amount payable in respect of shares/debentures/deposits shall vest in the event of my/our death.

Name(s) and Address(es) of Nominee(s)

Name ....

Address ....

Date of Birth* ....

(* to be furnished in case the nominee is a minor)

** The Nominee is a minor whose guardian is ....

Name and Address ....

(** To be deleted if not applicable)

Signature ....
Name ....
Address ....
Date ....

Signature ....
Name ....
Address ....
Date ....

Signature ....
Name ....
Address ....
Date ....

Signature of two Witnesses

Name and Address	Signature with date
1.	
2.	

Instructions:

1. The Nomination can be made by individuals only applying/holding shares/debentures on their own behalf singly or jointly upto two persons. Non-individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided family, holder of power of attorney cannot nominate. If the shares are held jointly all joint holders will sign the nomination form. Space is provided as a specimen, if there are more joint holders more sheets can be added for signatures of holders of shares/debentures and witness.
2. A minor can be nominated by a holder of shares/debentures/deposits and in that event the name and address of the Guardian shall be given by the holder.
3. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.
4. Nomination stand rescinded upon transfer of shares/debentures or repayment/renewal of deposits made.
5. Transfer of share/debenture in favour of a nominee and repayment of amount of deposit to nominee shall be valid discharge by a company against the legal heir.
6. The intimation regarding nomination/nomination form shall be filed in duplicate with company/Registrar and share transfer agents of the company who will return one copy thereof to the share or debenture or deposit holder.

Please submit the aforesaid form in duplicate


ADITYA BIRLA GROUP

The Aditya Birla Group of Companies / JVs in India

The Aditya Birla Group enjoys a leadership position in all of the sectors in which it operates

LISTED COMPANIES:

Grasim Industries Limited	:	Viscose Staple Fibre, Cement, Sponge Iron, Textiles, Chemicals
Hindalco Industries Limited	:	Aluminium, Copper
Indian Aluminium Company Limited	:	Aluminium
Indian Rayon And Industries Limited (Indian Rayon)	:	Viscose Filament Yarn, Branded Apparels, Carbon Black, Textiles (Spun Yarn & Fabrics)
Indo Gulf Fertilisers Limited	:	Fertilisers
Birla Global Finance Limited (BGFL)	:	Financial Services
PSI Data Systems Limited	:	I.T., Software
HGI Industries Limited	:	Malleable Iron Castings, Industrial Gases
Tanfac Industries Limited*	:	Fluorine chemicals
Bihar Caustic And Chemicals Limited	:	Caustic Soda, Liquid Chlorine, Hydrochloric Acid
Shree Digvijay Cement Company Limited	:	Cement

JOINT VENTURES*:

BIRLA NGK Insulators Private Limited (JV with Indian Rayon)	:	Insulators
Birla Sun Life Insurance Company Limited (JV with Indian Rayon)	:	Life Insurance
Birla Sun Life Asset Management Company Limited (JV with BGFL)	:	Investment / Mutual Fund
Birla Sun Life Distribution Company Limited (JV with BGFL)	:	Investment Advisory
Birla Sun Life Securities Limited (JV with BGFL)	:	Stock Broking
Birla Sun Life Trustee Company Limited (JV with BGFL)	:	Trustee for Birla Mutual Fund
Idea Cellular Limited	:	Telecom


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AURA
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HINDALCO
Everlast
ALUMINIUM ROOFING SHEETS
For the long run.


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Freshwrapp
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PERMASHIELD
WATERPROOFING ALUMINIUM FOIL

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